











BRIDGING
PEOPLE'S LIVES

Better Things for You - That is Our Promise

Advanced Info Service Public Company Limited
Annual Report 2007

AIS

CONTENTS



BRIDGING PEOPLE'S LIVES


Somewhere distance is in the way


Sometimes help might be needed


Somehow comfort must be unlimited


Someone tenderness is important


Somewhat friendship might happen

Better Things for You - That is Our Promise

With the commitment to make wireless technology go beyond just a communication tool, the year 2008 is the 18th year of AIS who is more than ready to commit to our customers with Better Things for You-That is Our Promise ideology. Throughout the 17 years of operation, AIS has served with dedication and determination to earn the trust of over 24 million users who has given AIS an opportunity to serve as a BRIDGE to connect every emotion, occasion and service.

Bridging Peoples Lives is the target and commitment of AIS to promote the quality of life for our customer and all the Thai people through our role as a BRIDGE to connect life and relationship of the Thai people for a better quality of life. AIS has dedicated to the development of our network to cover all regions including remote areas which are difficult to access. It is our intention that AIS service will be an essential tool to create work efficiency, opportunity and incomes for our customers and the Thai people at large. It is a bridge that AIS family has helped creating to connect to over 24 million customers helping them bridging their families, relationship and friendship.

The communication to foster relationship does not stop there, AIS also serves as a bridge ready to provide opportunity and stands by all the Thai people. We are a bridge lending to a sense of safety; leading you to faraway land without worry; making life easy for everyone; and walking you home. We are a bridge built from a carefully planned network evident from the smiles from every service point and our readiness to answer every question asked. Most importantly, AIS is a bridge leading our customers and all the Thai people to the better quality of life now and forever.

Other than technology development, the main objective for our 18th year of operation is to become a Total Telecom Service Provider responsive to our customers ever changing need.

Corporate Social Responsibility















Since its inception 17 years ago, Advanced Info Services Public Company Limited (AIS) has followed and placed great importance on good corporate governance principles. AIS's operations are transparent, clarity, fairness and open assessment. With equal importance, AIS is dedicated to place special emphasis on returning benefits in various forms to the society through Corporate Social Responsibility (CSR) activities. A range of social contribution activities have been introduced in support of families while providing opportunities to the public at large.

Social contribution is one of the company's top policies positioned along side its business operations. Each activity initiated must be carefully studied in terms of needs and necessity, and most of all; the project must be sustainable over the long term. Results of each are carefully evaluated in order to measure success and feedback.

Social contribution activities can be categorized into major projects as follows:

1. Sarn Rak Family Support Projects

This project has been organized for seven consecutive years to further strengthen good relationship within families. AIS believes that family is the starting point for developing a strong society. Strong family will mature into strong nation. Sarn Rak project was launched with the aim of creating awareness of the importance of family establishment through a range of activities as follows:

- Production of documentary television program called **"Sarn Rak Kon Keng, Hua Jai Krang"** (Strong Heart, Great Man) which features true stories of a Thai youths who face family problems and lacks educational funding while making the effort to excel in their studies. AIS provides educational scholarship until Bachelor Degree level. Currently, there are more than 350 students accepted under this project.
- AIS organized a range of activities to promote good family relation including **"AIS Smiles on Children's Day"** for physically and mentally disabled children at AIS offices nationwide. **"AIS Family Rally for Sai Jai Thai"** and **"AIS Family Walk Rally for the Anandamahidol Foundation"**, with a trophy presented by Her Royal Highness Princess Maha Chakri Sirindhorn.













- Production of 2007 advertising series called **"Point of View"** to raise awareness among the Thai people of the importance of family through a concept of "If you see another side of thoughts, you will see understanding". The advertisement encourages members of the family to care for each other's feelings under various situations. Each reflects love and care among them through different perspectives. Seeing the other side of thoughts will help promote greater understanding within the family.

2. Public Welfare projects

- **The AIS Water Shortage Relief Project**

  AIS' water tank project has been organized for two consecutive years to help those affected by the drought conditions, which has become increasingly severe in every region of the country. The people are much affected by the lack of water while some areas are in need of water containers. This project is kept active, in 2007; AIS donated a total of 7,155 water tanks of 2,200 liter volume to communities located in the affected areas throughout Thailand. 2,713 tanks were given to the northeast, 315 tanks to the south, 391 tanks to the north, 498 to the central region and 448 tanks to the east of Thailand. AIS also gave 2,790 tanks to the Office of the Prime Minister, Royal Thai Army, Royal Thai Navy, Royal Thai Air Force and office of the Permanent Secretary for Defense.

Financial Highlights

Unit : Million Baht

Total revenue


2005
92,516.65
2006
91,428.16
2007
108,454.05
Year
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
100,000
110,000
120,000
130,000
140,000

Net Profit


2005
18,725.19
2006
16,256.02
2007
16,290.47
Year
10,000
15,000
20,000
25,000
30,000
35,000
40,000

Total Assets


2005
127,959.50
2006
134,300.77
2007
128,941.65
Year
100,000
110,000
120,000
130,000
140,000
150,000
160,000

Unit : Million Baht

	2007	2006	2005 Restated
Financial result			
Revenue from services and equipment rentals	94,810.42	76,052.89	80,533.63
Sales	13,643.63	15,375.27	11,983.02
Total revenue	108,454.05	91,428.16	92,516.65
Gross Profit	37,697.48	35,472.57	38,318.15
Net Profit	16,290.47	16,256.02	18,725.19
Total Assets	128,941.65	134,300.77	127,959.50
Total Liabilities	53,480.85	56,701.76	48,024.95
Total Shareholders' Equities	75,460.80	77,599.01	79,934.55
Cash flows from operating activities	34,325.23	35,026.60	33,590.82
Financial ratio			
Net Profit Margin	15.02%	17.78%	20.24%
Return on Equity	21.29%	20.64%	23.84%
Return on Asset	12.38%	12.40%	14.51%
Earning per share (Baht)	5.51	5.50	6.36
Dividend per share (Baht)	6.30	6.30	6.30
Book Value per share (Baht)	25.53	26.28	27.14

Message from the Chairmen



“This year our operational concept will follow the tagline “Better Things for You – That is Our Promise”. Over the course of our 17 years in business, we have earned the trust of over 24 million customers who have given us the opportunity to build solid bridges of trust, quality, and service excellence”

Dear Shareholders,

2007 was an auspicious year for the Thai people as we celebrated His Majesty King Bhumibol Adulyadej's 80th birthday anniversary on 5th December. His Majesty's dedication and tireless efforts to ensure the well- being of the people is world renown. To mark this momentous occasion, Thai people from all walks of life joined together to express their profound loyalty by incorporating His Majesty's philosophy into their daily lives.

AIS takes very seriously its responsibility to operate with the highest professional business standards. AIS is dedicated to rendering services based on good corporate governance principles, sound business ethics, relevant regulations, whilst maintaining its status as a good corporate citizen.

In 2007, AIS took a view that the overall political and economic situation has been continuously improving since the middle of the year. The government announced that elections would be held by the end of the year which sent a positive signal that encouraged investor confidence in the industrial and financial sectors. The effects of this decision set the stage for improving the social and political dimensions in 2008. In terms of the market and competition in 2007, there was continued price competition, which began in 2006 and continued throughout 2007. Individual operators tended to compete in price and aggressively pushed their subscriber acquisitions to gain a larger share of the subscriber market. As a result, the Thai mobile industry experienced excessive subscriber growth in 2007, while the revenue growth did not increase on the same scale. The results of the price competition did not help bring suitable yields to the industry. As a consequence, each operator began to shift their competitive focus away from pricing into other areas such as network expansion into remote areas that have high potential growth, improving service quality, the introduction of new products and value-added services as well as launching promotional campaigns that focus on specific customers' needs.

In 3-5 years, the key growth area for the Thai telecom industry will come from subscriber growth in the upcountry market. At present, AIS expects that real human penetration is approximately 55% and will increase to 80-90% in the next 3 years. As for the existing subscribers,

AIS foresees that these customers will increase their usage and require more services especially in the areas of data and non-voice services which currently account for only 11% of AIS' service revenue (excluding IC). The contribution of non-voice revenue is expected to increase to 20% of total service revenue within the next 5 years. 3G technology will contribute to the future growth as it will help improve the speed at which information is exchanged thus enabling customers to gain faster and easier access to news, entertainment, music and photos on their mobile phones. In addition, AIS plans to expand into the broadband internet service market which has so far captured only a small portion in the Thai market. 3G and WiMAX services will effectively help penetrate this market.

Moving forward, competition in the Thai telecom industry will revolve around providing quality customer service. We expect the current price competition battle will gradually subside. AIS aims to target three major customer groups. **1) New customers or First-time-users**- particularly those who live in remote provincial areas and pre-teens. **2) Standard service customers-** people who use mobile phones to serve a range of purposes including business, trading and in their personal lives. This customer group covers a large number of customers, probably the largest customer base. **3) Hi-technology customers-** people who love new technology and are ready to take a step forward to upgrade their products or try new services. AIS' marketing strategy in 2008 will focus on each group of customers as each target group holds similar growth potential. Services rendered must be able to respond to different customer behavior trends.

2008 is the 18th year of operations for AIS, and we are proud to celebrate this momentous company milestone by providing even higher levels of excellent service to our customers. This year we focus on becoming a **Total Telecom Services Provider** by expanding from pure mobile telephony into a host of other services and products, such as, fixed line data transmission for businesses, international gateway, international internet gateway, and broadband for consumers. This year our operational concept will follow the tagline **"Better Things for You - That is Our Promise"**. Over the course of our 17 years in business, we have earned the trust of over 24 million customers who have given us the opportunity to build solid bridges of trust, quality, and service excellence.

AIS' 2008 operational concept will be implemented by focusing on five key strategic areas. **1) Network Quality** - our goal is to ensure that AIS' network coverage and quality are superior to its competitors. Our networks will expand to provide blanket coverage nationwide including the areas of our competitors. We will strive to ensure that all necessary areas, such as communities, business zones, and transportation routes (BTS, expressways and coastline roads), have optimal AIS network coverage. AIS will also enhance network capability to accommodate increasing demand for rapid data transmission. **2) Product and Service Expansions** - consumer behavior and demands are shifting rapidly as technology advances. Consequently, our services must be carefully segmented to cater to different needs and keep pace with a constantly expanding range of products designed to access such services. **3) Service Excellence** - AIS will continue to place strong emphasis on providing quick, efficient, and friendly service to address all of our customers' needs. Our goal is to build brand loyalty and a lifetime relationship with each and every individual that uses an AIS product or service. **4) Privileges and Benefits** - will be regularly introduced to further enhance our customers' daily lives. **5) Corporate Social Responsibility (CSR)** remains one of AIS' top priorities and has been a pillar of our corporate philosophy since the company's inception.

The cornerstones of AIS' CSR approach are to support family values and set a lead example in society by seeking out opportunities to contribute to the greater good of humanity. This year we are refocusing our CSR efforts to raise awareness about Global Warming. Internal projects and activities have been planned to help AIS make a strong contribution in helping to reduce the detrimental effects of Global Warming. For example, lights are turned off during lunch hour and employees are encouraged to use paper economically. This year's annual report is made from special paper called "Solution 9 Lives Silk." This unique paper comes from manufacturers that use pulp from "managed forests" which are specifically designed for the pulp making process so as to avoid causing harm to the environment. Furthermore, the manufacturing process for making "Solution 9 Lives Silk." paper is low impact and utilizes special treatments and chemicals considered to be eco-friendly.

On behalf of the Management and staff, we would like to thank all our shareholders, customers and business partners whose valuable support has helped strengthen the company's growth and stability over the past 17 years. AIS pledges to continue to conduct business with the highest standards of professionalism, corporate governance and CSR to ensure the perpetual well being of Thai people and society.

P. Limpaphayom

Dr. Paiboon Limpaphayom
Chairman of the Board of Directors

Mr. Somprasong BoonyaChai
Chairman of the Executive Committee



"BRIDGING PEOPLE'S LIVES"



Bridge Connecting all Comfort Together

Comfort with a multitude of channel responsive to all demands and emotions with an understanding of all our customers lifestyle. We have selected all service channels to make life easier for everyone with more freedom to choose new service suitable for an individuals lifestyle.

Securities Issued Company

The Company Name	:	Advanced Info Service Public Company Limited
Symbol	:	ADVANC
Nature of Business	:	The Company operates cellular mobile telephone network in the 900 MHz frequency under the digital GSM technology and providing digital GSM network in the 1800 MHz frequency through its subsidiary, Digital Phone Co., Ltd. (DPC). In addition, the Company also invest in other subsidiaries covering integrated business which include import and distribution of handset and accessories, voice and data communication service via telephone and broadband, payment business via mobile phone, distribution of cash card, call center service, and international telephone and gateway.
Head Office	:	414 Shinawatra Tower 1 Phaholyothin Road, Samsen Nai, Phayathai, Bangkok 10400
Registered No.	:	Bor Mor Jor. 0107535000265 (Former Registered No. was Bor Mor Jor. 59)
Home Page	:	http://www.ais.co.th
Telephone	:	(66) 2299-6000
Fax	:	(66) 2299-5165

Major shareholders

Top ten major shareholders of Advanced Info Service Plc.

No.	Name	No. of shares held	% of issued share capital
1	SHIN CORPORATION PLC. [1/]	1,263,712,000	42.73
2	SINGTEL STRATEGIC INVESTMENTS PTE LTD AND SINGTEL INVESTED BY THAI TRUST FUND [2/]	632,039,000	21.37
3	HSBC (SINGAPORE) NOMINEES PTE LTD	145,671,870	4.93
4	LITTLEDOWN NOMINEES LIMITED	118,450,300	4.01
5	THAI NVDR CO., LTD.	63,887,222	2.16
6	HSBC BANK PLC-CLIENTS GENERAL A/C	48,009,953	1.62
7	MELLON NOMINEES (UK) LIMITED	38,686,000	1.31
8	SOMERS (U.K.) LIMITED	29,179,827	0.99
9	CHASE NOMINEES LIMITED 1	128,859,500	0.98
10	STATE STREET BANK AND TRUST COMPANY, FOR LONDON	26,576,672	0.90
	Total	**2,395,072,344**	**80.99**

Source : *by Thailand Securities Depository Co., Ltd. as of 29 August 2007*

[1/] Major shareholder whose behavior can influence when determining policy or handling operation, is Shin Corporation Plc. Major shareholders of Shin Corporation Plc. are

No.	Name	No. of shares held	% of issued share capital
1	Cedar Holding Co., Ltd.*	1,742,407,239	54.51
2	Aspen Holding Co., Ltd.* [3/]	1,334,354,825	41.75
	Total	**3,076,762,064**	**96.26**

[3/] Aspen Holding Co., Ltd. holds 9,096 shares or 0.00% of paid-up capital of the Company.

Source : *by Thailand Securities Depository Co., Ltd. as of 5 April 2007*

[2/] Major shareholder of SingTel Strategic Investments Pte Ltd is

No.	Name	% of issued share capital
1	SingTel Telecommunications Limited*	100.00

Source : *SingTel Annual Report 2006/2007 as of 30 May 2007*

* *Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Mr. Surin Upatkoon holding 68%, Mr. Pong Sarasin holding 1.27% and Mr. Suphadej Poonpipat holding 0.82%.*

As of 17 January 2008, SHIN shareholding structure is as follow:


68.00%
Mr. Surin Upatkoon
29.90%
CYPRESS
1.27%
Mr. Pong Sarasin
0.82%
Mr. Suphadej poonpipat
CYPRESS
Siam Commercial Bank
KULARB KAEW
48.99%
5.78%
45.22%
ASPEN
CEDAR
41.73%
54.50%
SHIN

As of 17 January 2008

* **Major shareholder of SingTel Telecommunications Limited is**

No	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Private) Limited	8,613,550,910	54.14
2	DBS Nominees Pte Ltd	1,988,689,594	12.50

Source : *SingTel Annual Report 2006/2007 as of 30 May 2007*

* *The investors can update the current major shareholders of the Company from the Company's website before the Annual General Meeting. Please visit http://www.investorrelations.ais.co.th*

Dividend Policy

The Company can pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an "AA" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

The Company (and its subsidiaries) intends to pay dividends to shareholders not less than 40% of net profit after tax reported in the Consolidated Financial Statement. In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company. Dividend payment will depend on cash flow and investment obligation of Company and subsidiaries including any necessity and suitability in the future. And it shall not exceed the retained earnings which indicated in Company Financial Statement.

Management Team



1
2 | 3
4 | 5 | 6 | 7
8 | 9 | 10 | 11














1.	**Dr. Paiboon**	**Limpaphayom**	Chairman of the Board
2.	**Mr. Aviruth**	**Wongbuddhapitak**	Chairman of the Audit Committee
3.	**Mrs. Tasanee**	**Manorot**	Member of the Audit Committee
4.	**Mr. Surasak**	**Vajasit**	Member of the Audit Committee
5.	**Mr. Vasukree**	**Klapairee**	Director
6.	**Mr. Suphadej**	**Poonpipat**	Director
7.	**Mr. Yuen Kuan Moon** [1]		Director
8.	**Mr. allen Lew Yoong Keong**		Director
9.	**Mr. Somprasong**	**Boonyachai**	Director and Chairman of the Executive Committee
10.	**Mr. Vikrom**	**Sripripratak** [2]	Director
11.	**Miss Nidchanun**	**Santhavesuk** [3]	Director

[1] *He was appointed as a director of the company to replace Ms. Koh Kah Sek as of 23 January 2008.*

[2] *He was appointed as a directors of the company to replace Mr. Boonklee Plangsiri as of 11 May 2007.*

[3] *She was appointed as a directors of the company to replace Mrs. Siripen Sitasuwan as of 11 May 2007.*

Summary of Profile of the Directors and Managements Team

As of 23 January 2008

Dr. Paiboon Limpaphayom Age 66 years	**Chairman of The Board of Directors and Independent Director**	
Share Ratio (%) *	None	
Relationship with Management	None	
Highest Education	Doctorate Degree Electrical Engineering Iowa State University, U.S.A.	
	Certificate of Public Private joint defence curricum, Class 3, The Notional Defence College of Thailand	
Related Training Program help by IOD	-	
Working Experiences	1998 - Present	Chairman of the Board of Directors andIndependent Director Advanced Info Service Plc.
	2000 - 2005	Director and Executive Director, Thai Military Bank Plc.
	1999 - 2002	Vice Chairman of the Board of Directors, Shin Corporation Plc.
	1993 - 1998	Director and Member of the Executive Committee Shin Corporation Group
	1992 - 1993	Advisor, Telephone Organization of Thailand
	1988 - 1992	Managing Director, Telephone Organization of Thailand
Illegal Record in past 10 years	None	

Mr. Aviruth Wongbuddhapitak Age 59 years	**Chairman of the Audit and Independent Director**	
Share Ratio (%) *	None	
Relationship with Management	None	
Highest Education	Master Degree Business Administration New York University, U.S.A.	
Related Training Program help by IOD	DCP Program Director Certification Program 8/2001	
Working Experiences	2007 - Present	Chairman of the Board of Director, Marble Co., Ltd.
	2006 - Present	Chairman of the Audit Committee and Independent Director, Advanced Info Service Plc.
		Veteran, Investment Management Sub-Committee, Government Pension Fund
		Advisor, Siam Cement Plc.
	2003 - Present	Director and Member of the Executive Director, Thai Plastic and Chemicals Plc.
		Director and Member of the Executive Director, CPB Equity Co., Ltd.
		Director, CPB Property Co., Ltd.
	2001 - Present	Director and Chairman of the Board of Director, IT One Co., Ltd.
	1995 - Present	Director and Chairman of the Executive Director, Deves Insurance Plc.
	2003 - 2005	President, Cementhai Property Plc.
	1995 - 2003	Vice President & CFO, Siam Cement Plc.
	1990 - 1995	President, TileCera Inc., U.S.A.
	1980 - 1990	Managing Director of Thai Ceramics, Sanitary Wares & Ceramic Tiles, COTTO
	1977 - 1980	Finance Manager of Siam Kraft Co., Ltd.
	1969 - 1977	Finance & Accounting Officer, Siam Cement Group
Illegal Record in past 10 years	None	

* *Includes holding by spouse and minor children*

Mrs. Tasanee Manorot	**Director, Member of the Audit Committee and**
Age 62 years	**Independent Director**
Share Ratio (%) *	None
Relationship with Management	None
Highest Education	Bachelor Degree Commerce and Accountancy Chulalongkorn University
Related Training Program help by IOD	DCP Program Director Certification Program 32/2003
Working Experiences	2006 - Present Director and Member of the Audit Committee, Advanced Info Service Plc.
	2002 - 2005 Senior Executive Vice President, TOT Corporation Plc.
	2001 - 2005 Director, Advanced Info Service Plc.
	2000 - 2002 Senior Executive Vice President, Telephone Organization of Thailand
	1999 - 2000 Executive Vice President, Telephone Organization of Thailand
	1996 - 1999 Vice President of Finance Department, Telephone Organization of Thailand
Illegal Record in past 10 years	None

Mr. Surasak Vajasit	**Director, Member of the Audit Committee and Independent Director**
Age 54 years	
Share Ratio (%) *	None
Relationship with Management	None
Highest Education	Barrister-at-law Lincoln's Inn
Related Training Program help by IOD	DAP Program Directors Accreditation Program 29/2004
Working Experiences	2006 - Present Director and Member of the Audit Commitee, Advanced Info Service Plc.
	2005 - Present Partner, Hunton & Williams (Thailand) Limited
	1997 - Present Director, Thai Tollow and Oil Co., Ltd.
	2004 - 2006 Director and Independent Director, Shin Corporation Plc.
	2004 - 2005 Director, Coudert Brothers Co., Ltd.
	1981 - 1988 Judge The Buri Ram, Phetchabun and Bangkok Province Course
Illegal Record in past 10 years	None

* *Includes holding by spouse and minor children*

Mr. Vasukree Klapairee | **Director**
Age 59 years

Share Ratio (%) *	None	
Relationship with Management	None	
Highest Education	Bachelor Degree Engineering Chulalongkorn University	
Related Training Program help by IOD	None	
Working Experiences	2007 - Present	Senior Executive Vice President (Special Project), TOT Plc.
	2005 - Present	Director, Advance Info Service Plc.
		Director, Thai Amadeus South East Asia Co., Ltd.
		Director, ACT Mobile Co., Ltd.
	2005 - 2007	Senior Executive Vice President (Regional Sale and Customer Service), TOT Plc.
	2004 - 2005	Senior Executive Vice President (Wireless Communications), TOT Plc.
	2003 - 2004	Executive Vice President (Central Region Operations), TOT Plc.
	1999 - 2003	Vice President (Central Region Telephone Services Department), Telephone Organization of Thailand
	1997 - 1998	Assistant Vice President (Metropolitan Telephone Services Department), Telephone Organization of Thailand
	1993 - 1995	Senior Director (Corporate Administration Sector, Corporate Activity Department) Telephone Organization of Thailand
	1990 - 1992	Acting Head of Commercial Centre (Customer Service Department), Telephone Organization of Thailand
Illegal Record in past 10 years	None	

Mr. Suphadej Poonpipat | **Director**
Age 57 years

Share Ratio (%) *	None	
Relationship with Management	None	
Highest Education	Master Degree of Science University of Wisconsin, U.S.A.	
Related Training Program help by IOD	DAP Program Directors Accreditation Program 8/2004	
Working Experiences	2005 - Present	Director, MBK Resort Plc.
		Director and Chairman of the Executive Committee, Thanachart Insurance Co., Ltd.
		Vice-Chairman of the Board of Director, Chairman of the Executive Committee and Chief Executive Officer, Thanachat Bank Plc.
	2003 - Present	Director, Siam Piwat Co., Ltd.
		Director and Chairman of the Executive Committee, Thanachart Life Assuance Co., Ltd.
		Director, Plan Estate Co., Ltd.
	1997 - Present	President and Chairman of the Executive Committee,
		Thanachart Capital Plc.
	1992 - Present	Director, Advanced Info Service Plc.
	1986 - Present	Vice-Chairman of the Board of Director, MBK Plc.
	1990 - 2006	President, National Finance Plc.
Illegal Record in past 10 years	None	

* *Includes holding by spouse and minor children*

Mr. Yuen Kuan Moon [1)]
Age 40 years | **Director**

Share Ratio (%) *	None	
Relationship with Management	None	
Highest Education	Master of Science Degree in Management Stanford University in California, U.S.A.	
Related Training Program help by IOD	None	
Working Experiences	2008 - Present	Director, Advanced Info Service Plc.
		Vice President, Regional Operations, Singtel
	2005 - 2007	Director of Commerce, Telkomsel
	2004 - 2005	Vice President, Sales & Products, Telkomsel
	2003 - 2004	Head, Customer Relations Management, Telkomsel
	2002 - 2003	Senior Director, Retail & Channel Sales in Consumer, Singtel
	2002 - 2002	Covering Senior Director, Retail & Channel sales in Consumer, Singtel
	2000 - 2002	Director, Channel Sales, Singtel
	2000 - 2000	Director, Sales & Channels, Singtel
	1998 - 2000	Director, Sales, Singtel
	1996 - 1998	Assistant Director, Business Development, Singtel
	1995 - 1996	Assistant Marketing Manager, Pager Marketing, Singtel
Illegal Record in past 10 years	None	

Mr. Allen Lew Yoong Keong
Age 52 years | **Director and Member of the Executive Committee**

Share Ratio (%) *	None	
Relationship with Management	None	
Highest Education	Master Degree Science (Management) Massachusetts Insitiute of Technology, U.S.A.	
Related Training Program help by IOD	None	
Working Experiences	2006 - Present	Director and Member of the Executive Committee, Advanced Info Service Plc.
		Chief Executive Officer, Singapore
	2005 - 2006	Managing Director - Consumer (Optus)
	2001 - 2005	Managing Director - Mobile (Optus)
	1999 - 2001	Chief Operating Officer, Advanced Info Service Plc.
	1995 - 1999	Chief Operating Officer, Singapore Telecom International
Illegal Record in past 10 years	None	

* *Includes holding by spouse and minor children*

[1)] *He was appointed as a director of the company to replace Ms. Koh Kah Sek as of 23 January 2008.*

Mr. Somprasong Boonyachai — **Director, Chairman of the Executive Committee, and Authorized Director**
Age 52 years

Share Ratio (%) *	None	
Relationship with Management	None	
Highest Education	Master Degree Engineering, Asian Institute of Technology	
Related Training Program help by IOD	DCP Program Directors Certification Program 65/2005,	
	DAP Program Directors Accreditation Program 30/2004	
Working Experiences	2007 - Present	Director and Chairman of the Group Executive Committee, Shin Corporation Plc.
	2006 - Present	Director, Shin Satellite Plc.
	2004 - Present	Director, Praram 9 Hospital Co., Ltd.
	2000 - Present	Member of the Executive Committee, Shin Satellite Plc.
	1999 - Present	Director and Chairman of the Executive Committee, Advanced Info Service Plc.
	1997 - Present	Independent Director, Power Line Engineering Plc.
	2004 - 2007	Member of the Executive Committee, CS LoxInfo Plc.
		Director and Member of the Executive Committee, ITV Plc.
	2000 - 2007	Group Vice Chairman of the Group Executive Committee,
		Shin Corporation Plc.
	1997 - 1998	Vice Chairman of the Executive Committee - Wireless Communications, Shinawatra Group
	1995 - 1996	Senior President, Advanced Info Service Plc.
	1994 - 1995	President, Advanced Info Service Plc.
	1993 - 1994	President, Shin Satellite Plc.
	1993 - 1993	President, Advanced Info Service Plc.
	1992 - 1993	Executive Vice President (Operation 4), Shinawatra Group
Illegal Record in past 10 years	None	

Mr. Vikrom Sriprataks [2)] — **Director, Member of the Executive Committee, Authorized Director, and Chief Executive Officer**
Age 55 years

Share Ratio (%) *	0.0024	
Relationship with Management	None	
Highest Education	Master Degree Business Administration Thammasat University	
Related Training Program help by IOD	None	
Working Experiences	2007 - Present	Director, Member of the Executive Committee and Chief Executive Officer, Advanced Info Service Plc.
		Member of the Executive Committee, Shin Corporation Plc.
	2002 - Present	Chief Technology Officer, Advanced Info Service Plc.
	2000 - 2007	President, Digital Phone Co., Ltd.
	1998 - 2000	Senior Executive President Engineering, Advanced Info Service Plc.
	1995 - 1998	Executive Vice President, Shinawatra International Co., Ltd.
Illegal Record in past 10 years	None	

* *Includes holding by spouse and minor children*

[2)] *He was appointed as a director of the company to replace Mr. Boonklee Plangsiri as of 11 May 2007.*

Ms. Nidchanun Santhavesuk [3)] **Director, Member of the Executive Committee and Authorized Director**

Age 42 years

Share Ratio (%) *	0.0001	
Relationship with Management	None	
Highest Education	Master Degree Business Administration Thammasat University	
Related Training Program help by IOD	DAP Program Director Accreditation Program 66/2007	
Working Experiences	2007 - Present	Director and Member of the Executive Committee, Advanced Info Service Plc.
		Director and Member of the Executive Committee, Shin Satellite Plc.
		Member of the Executive Committee and President, Shin Corporation Plc.
	2003 - Present	Vice President of Portfolio Management Department, Shin Corporation Plc.
	2000 - 2003	Assistant Vice President of Portfolio Management Department, Shin Corporation Plc.
	1998 - 1999	Senior Finance Specialist, Shin Corporation Plc.
	1997 - 1998	First Vice President Finance & Treasury, Jardine Fleming Thanakom
	1993 - 1996	Head of Project Finance, Shinawatra Computer & Communication Plc.
Illegal Record in past 10 years	None	

Dr. Dumrong Kasemset **Member of the Executive Committee**

Age 53 years

Share Ratio (%) *	None	
Relationship with Management	None	
Highest Education	Doctorate Degree Electrical Engineering, Massachusetts Institute of Technology, U.S.A.	
Related Training Program help by IOD	DAP Program Directors Accreditation Program 2/2003	
Working Experiences	2004 - Present	Director and Chairman of the Executive Committee, CS LoxInfo Plc.
	2000 - Present	Member of the Executive Committee, Advanced Info Service Plc.
		Member of the Executive Committee, Shin Corporation Plc.
	1999 - Present	Director and Member of the Executive Committee, Shin Satellite Plc.
	1997 - Present	Chairman of the Executive Committee, Satellite and International Business
	2004 - 2007	Director and Member of the Executive Committee, ITV Plc.
	1994 - 2000	President, Shinawatra Satellite Plc.
	1995 - 1997	Vice Chairman of the Executive Committee, Policy, Shinawatra Group
	1993 - 1994	Executive Vice President, IBC Cable TV
	1991 - 1992	Group General Manager, IBC Cable TV
		Senior Manager - Business Development, Shinawatra Group
	1989 - 1991	Program Manager Integrated Optoelectronics, GE Aerospace, New York, U.S.A.
	1986 - 1989	Manager, Ga As IC Materials, Microwave Semiconductor Co., Ltd.,
		Siemens Group, New Jersey, U.S.A.
Illegal Record in past 10 years	None	

* *Includes holding by spouse and minor children*

3) *a. She was appointed as directors of the company to replace Mrs. Siripen Sitasuwan as of 11 May 2007.*
b. She will resign from the board of Advanced Info Service Plc. after the Annual General Meeting of Shareholders for 2008 (10 April 2008) approves the appointment of a replacement.

Mr. Wichian Mektrakarn — **President**

Age 53 years

Share Ratio (%) *	0.0003
Relationship with Management	None
Highest Education	Bachelor Degree BS EEE - Electrical & Electronics Engineering (Honor) California Polytechnic State University
Related Training Program help by IOD	None
Working Experiences	2006 - Present President, Advanced Info Service Plc.
	2003 - 2006 Executive Vice President - Operations, Advanced Info Service Plc.
	2000 - 2003 Vice President - Engineering Advanced Info Service Plc.
	1999 - 2000 Vice President - Technical Advanced Info Service Plc.
	1997 - 1999 Vice President - Network O&M, Advanced Info Service Plc.
	1996 - 1997 Vice President - Network O&M Metropolitan, Advanced Info Service Plc.
	1995 - 1996 Assistan Vice President - Network Development, Advanced Info Service Plc.
Illegal Record in past 10 years	None

Mr. Sanchai Thiewprasertkul — **Chief Marketing Officer**

Age 55 years

Share Ratio (%) *	None
Relationship with Management	None
Highest Education	Master Degree Business Administration The National Institute of Development Administratiion,
	Master Degree Engineering Asian Institute of Technology
Related Training Program help by IOD	DAP Program Director Accreditation Program 35/2005
Working Experiences	2007 - Present President, Digital Phone Co., Ltd.
	2006 - Present Chief Marketing Officer, Advanced Info Service Plc.
	2004 - 2006 President, Samart I-Mobile Plc.
	2004 - 2004 Managing Director, Capital OK Co., Ltd.
	2002 - 2004 Director and Vice Chairman of Executive Director, ITV Plc.
	2001 - 2002 Managing Director, ITV Plc.
	1997 - 2001 Senior Executive Vice President Marketing & Sales, Advanced Info Service Plc.
	1996 - 1997 Managing Director, Shinawatra Directories Co., Ltd.
Illegal Record in past 10 years	None

* *Includes holding by spouse and minor children*

Mrs. Suwimol Kaewkoon [4)] **Chief Customer Officer**

Age 52 years

Share Ratio (%) *	0.0038	
Relationship with Management	None	
Highest Education	Master Degree Of Business Management Asian Institute of Management, Philippines	
	Advanced Management Harvard Business School, Boston, U.S.A.	
Related Training Program help by IOD	None	
Working Experiences	2007 - Present	Chief Customer Officer, Advanced Info Service Plc.
		Member of Executive Committee, Shin Corporation Plc.
		Director, Payment Solution Co., Ltd.
	2006 - 2007	Managing Director, Capital OK Co., Ltd.
	2002 - 2006	Chief Customer Champion & Terminal Business Officer, Advanced Info Service Plc.
	1995 - 2002	Managing Director, Advanced Wireless Marketing Co., Ltd.
	1982 - 1994	President, Robinson Department Store Plc.
	1980 - 1981	Senior Business Consultant Allied Management Consultant of Asia Co., Ltd.
Illegal Record in past 10 years	None	

Mr. Pong-amorn Nimpoonsawat **Chief Finance Officer**

Age 45 years

Share Ratio (%) *	0.0000	
Relationship with Management	None	
Highest Education	Master Degree Management Sasin Graduate Institute of Business Administration Chulalongkorn University	
Related Training Program help by IOD	None	
Working Experiences	2001 - Present	Chief Finance Officer, Advanced Info Service Plc.
	1998 - 2001	Financial Director, Dentsu Young & Rubicam Co., Ltd.
	1994 - 1998	Financial Director, Shinawatra Paging Co., Ltd.
		Financial Director, Pager Sales Co., Ltd.
Illegal Record in past 10 years	None	

* *Includes holding by spouse and minor children*

[4)] *She was appointed as Chief Customer Officer as of 1 December 2007.*

Directors' Shareholding in the Company and Its Subsidiaries of The Year 2007

Name	Position	ADVANC				MFA		ADC		DLT	
		Ordinary Share		Debenture		Ordinary Share		Ordinary Share		Ordinary Share	
		31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006
Dr. Paiboon Limpaphayom	Chairman of the Board of Director	-	-	-	-	-	-	-	-	-	-
Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee	-	-	-	-	-	-	-	-	-	-
Mrs. Tasanee Manorot	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-
Mr. Surasak Vajasit	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-
Mr. Vasukree Klapairee	Director	-	-	-	-	-	-	-	-	-	-
Mr. Suphadej Poonpipat	Director	-	-	-	-	-	-	-	-	-	-
Mr. Yuen Kuan Moon *	Director	-	-	-	-	-	-	-	-	-	-
Mr. Allen Lew Yoong Keong	Director	-	-	-	-	-	-	-	-	-	-
Mr. Somprasong Boonyachai	Director	-	79	-	-	-	-	-	-	-	-
Mr. Vikrom Sriprataks	Director	100,000	410,221	-	-	-	-	-	-	-	-
Miss Nidchanun Santhavesuk	Director	2,000	-	-	-	-	-	-	-	-	-

As of 23 January 2008

** He was appointed as a director of the company to replace Ms. Koh Kah Sek as of 23 January 2008.*

Abbreviation	**Company**
ACC	Advanced Contact Center Company Limited
ADC	Advanced Datanetwork Communications Company Limited
ADVANC	Advanced Info Service Public Company Limited
AIN	AIN GlobalComm Company Limited
AMC	Advanced Magic Card Company Limited
AMP	Advanced MPay Company Limited
AWN	Advanced Wireless Network Company Limited
DLT	Data Line Thai Company Limited
DNS	Datanetwork Solutions Company Limited
DPC	Digital Phone Company Limited
MFA	Mobile from Advance Company Limited
SBN	Super Broardband Network Company Limited
WDS	Wireless Device Supply Company Limited

DNS		DPC		ADD		ACC		AMP		AMC		AWN		AIN		WDS	
Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share		Ordinary Share	
31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006
-	-		-	-	-		-	-	-		-		-	-	-	-	-
-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-		-	-	-	-	-		-	-	-	-	-	-	-
-	-		-	-	-	-	-		-	-	-		-	-	-		-
-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-		-	-	-		-		-	-	-		-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1	1		-	-	-	-	-		-	-	-		-		-	-	-
-	-	-	-		-	-	-		-	-	-	-	-		-		-
-	-	-	-	-	-	1	1	-	-	-	-	-	-	-	-	-	-


AIS
Plus

"BRIDGING PEOPLE'S LIVES"



Bridge Creating Freedom and Fun for Colourful Friendship

Creation of fun-filled life with exact service and trendy options packed with modern service channels covering all aspects. All to ensure our customers that every need, every fun and every trend will be ceaselessly developed for the freedom of unlimited modern lifestyle and colourful friendship for everyone.

Investment Structure of Shin Group

Shin Corporation Plc. 1), 2)

- **Advanced Info Service Plc. 2)** 42.71%
  - Digital Phone Co., Ltd. 98.55%
  - Wireless Device Supply Co., Ltd. 99.99%
  - Advanced Datanetwork Communications Co., Ltd. 51.00%
  - Advanced Contact Center Co., Ltd. 99.99%
  - Advanced MPay Co., Ltd. 99.99%
  - Advanced Magic Card Co., Ltd. 99.99%
  - AIN GlobalComm Co., Ltd. 99.99%
  - Super Broadband Network Co., Ltd. 99.93%
  - Data Network Solutions Co., Ltd. 49.00%
  - Advanced Wireless Network Co., Ltd. 99.93%
  - Mobile from Advance Co., Ltd. 99.99%

- Shin Broadband Internet (Thailand) Co., Ltd. 99.99%
  - CS LoxInfo Plc. 2) 39.89%
- Teleinfo Media Plc. 99.99%
- Loxley Information Services Co., Ltd. 99.86%
- AD Venture Co., Ltd. 1) 99.99%
  - Shineedotcom Co., Ltd. 99.99%
    - Hunsa Dot Com Co., Ltd. 99.99%
    - Sodamag Corp Co., Ltd. 99.99%
- Watta Classifieds Co., Ltd. 60.00%
- N.T.U. (Thailand) Ltd. 71.85%

- **Shin Satellite Plc. 2)** 41.28%
  - Sheington Investments Pte Ltd. 1) 51.00%
    - Cambodia Shinawatra Co., Ltd. 100%
    - Lao Telecommunications Co., Ltd. 49.00%
  - IPSTAR Co., Ltd. 99.14%
    - IPSTAR Australia Pty Ltd. 100%
    - IPSTAR New Zealand Ltd. 100%
    - IPSTAR DO BRAZIL 1) 100%
  - Star Nucleus Co., Ltd. 70.00%
  - Spacecode LLC 70.00%
  - IPSTAR International Pte. Ltd. 100%
  - IPSTAR Global Services Ltd. 100%

ITV Plc. [2)]
52.92%

Artware Media Co., Ltd.
99.99%

Media Connex Co., Ltd.
60.00%

Matchbox Co., Ltd.
99.96%

I.T. Applications and Services Co., Ltd.
99.99%

Payment Solution Co., Ltd.
99.99%

1) Holding Company

2) Listed Company on tne Stock Exchange of Thailand

3) On process of set up and register the Company

As of 4 February 2008

Remark : *- Data Line Thai Co., Ltd., wich is a subsidiary of Advanced Info Service Plc. registered of its cessation with the MOC on 29 November 2007, currently on process of liquidation.*

- Com Chat Co., Ltd., Idea Maker Co., Ltd. and Decode Co., Ltd., which are subsidiaries of Watta Classifieds Co., Ltd., registered of its cessation with the MOC on 30 November 2007, currently on process of liquidation.



Structure of Group of Advanced Info Service Plc.

Advance Info Service Plc.

Service provider of Digital GSM network in the 900 MHz. Frequency 4,997.46 million Baht Registered Capital and 2,958.59 million

Mobile from Advance Co., Ltd. 99.99%

- Currently not in operation
- 240 million Baht paid-up capital

Advanced Datanetwork Communications Co., Ltd. 51.00%

- Service provider of voice / data communications via telephone line and broadband in Bangkok and metropolitan areas
- 957.52 million Baht paid-up capital

Data Network Solutions Co., Ltd. 49.00%

- Service provider of voice / data communication via telephone line in provincial areas
- 1 million Baht paid-up capital

Advanced MPay Co., Ltd. 99.99% *

- Service provider of payment business via mobile phone
- 300 million Baht paid-up capital

Advanced Magic Card Co., Ltd. 99.99%

- Distributor of cash card business
- 250 million Baht paid-up capital

Advanced Wireless Network Co., Ltd. 99.93%

- Currently not in operation
- 1 million Baht paid-up capital



Remark :
- *Data Line Thai Co., Ltd., which is a subsidiary of Advanced Info Service Plc., registered of its cessation with the MOC on 29 November 2007, currently on process of liquidation.*
- *On 23 January 2008, Advanced Info Service Plc. acquired 30% stake in Advanced MPay Co., Ltd. From NTT DoCoMo Inc. After acquisition, AIS shareholding percentage in AMP increased from 69.99% to 99.99%.*



Digital Phone Co., Ltd.
98.55%

Service provider of digital mobile phone network in 1800 MHz frequency

14,621.86 million Baht paid-up capital

Advanced Contact Center Co., Ltd.
99.99%

Service provider of call center service

272 million Baht paid-up capital

Data Line Thai Co., Ltd.
65.00%*

Internet service provider

15 million Baht paid-up capital

Super Broadband Network Co., Ltd.
99.93%

Service provider of internet (ISP), internet gateway and broadband, voice over IP, and IP television

1 million Baht paid-up capital

AIN GlobalComm Co., Ltd.
99.99%

Service provider of international telephone service / gateway

200 million Baht registered capital and 100 million Baht paid-up capital

Wireless Device Supply Co., Ltd.
99.99%

Importer and distributor of handset and accessories

50 million Baht paid-up capital



General Information

The Company and its Subsidiaries

As of 4 February 2008

Company	Business	Registered capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investm
Advanced Info Service Public Company Limited Head Office : 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2299-5165 Home Page : www.ais.co.th	Service provider of Digital GSM network in the 900 MHz frequency	4,997.46	1	2,958.59	-
Its subsidiaries					
Mobile From Advance Company Limited 1 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2299-5019	Currently not in operation	24	10	240	99.99
Advanced Datanetwork Communications Company Limited 500, 17th - 19th Floor, Amarin Plaza Tower, Ploenchit Road, Lumpini, Pathumwan, Bangkok Tel : (66) 2256-9461-80 Fax : (66) 2256-9922 Home Page : www.adc.co.th	Service provider of voice/data communications via telephone line and broadband in Bangkok and metropolitan areas	95.75	10	957.52	51.00
Data Network Solutions Company Limited 500, 9th Floor, Amarin Plaza Tower, Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330 Tel : (66) 2256-9461-80 Fax : (66) 2256-9922	Service provider of voice/data communications via telephone line in provincial areas	0.10	10	1	49.00
Digital Phone Company Limited 404 Phaholyothin Center Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2299-5455	Service provider of digital mobile phone network in 1800 MHz frequency	1,462.19	10	14,621.86	98.55
Advanced Contact Center Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2299-5959	Service provider of call center service	27.2	10	272	99.99

Company	Business	Registered capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Data Line Thai Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2615-3330	Service provider of Internet, currently under the process of closing its operation	1.5	10	15	65.00
Advanced MPay Company Limited 408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2687-4808 Fax : (66) 2687-4788	Service provider of payment business via mobile phone	30	10	300	99.99 *
Advanced Magic Card Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2615-3330	Distributor of cash card business	25	10	250	99.99
Advanced Wireless Network Company Limited 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2615-3330	Currently not in operation	0.01	100	1	99.93
Super Broadband Network Company Limited 408/60 Phaholyothin Place Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2615-3330	Service provider of internet (ISP), internet gateway and broadband, voice over IP, and IP television	0.01	100	1	99.93
AIN GlobalComm Company Limited 408/127 Phaholyothin Place Tower, 29th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2278-7030	Service provider of international telephone service / gateway	2	100	100	99.99
Wireless Device Supply Company Limited 404 Phaholyothin Center Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-5777 Fax : (66) 2299-5455	Importer and distributor of handset and accessories	0.5	100	50	99.99

* *On 23 January 2008, AIS acquired 30% stake in AMP from NTT DoCoMo. After acquisition, AIS shareholding percentage in AMP increased from 69.99% to 99.99%.*





SERVICES

Bridge Creating Smile and Good Impression Forever

With the service from the heart of every AIS member, we have created a good impression for our customers continuously throughout the 18 years of service. Every service point, every need and every question, we are ready to respond and serve with friendliness and sincerity to create happiness, smile and impression that will last forever in our customers heart.

Key Events 2007

February

- AIS signed an Interconnection agreement with True Move Co., Ltd.
- TRIS Rating Co., Ltd., a Thai local rating agency affirmed "AA" corporate and debenture credit rating for AIS.
- Fitch Ratings Ltd., an international credit rating agency, affirmed AIS's long-term local currency issuer credit rating of "AA" and long-term foreign currency issuer rating of "BBB+".
- AIS partnered with Google, one of the world's largest search engines, to provide mobile internet service.
- AIS Sarn Rak-Kon Keng Hua Jai Krang (Strong Heart, Great Man), a television documentary received the Television Gold Award 2006 in the "Knowledge Promotion of Moral and Code of Conduct" category. The award was presented by the Television Promotion Club, Chamnong Rangsikul Foundation and Office of the National Culture Committee.

March

- The Board of Directors' meeting No. 3/2007 approved the appointment of Mr. Vikrom Sriprataks, Chief of Technology Officer (CTO), as the Chief Executive Officer (CEO), responsible for wireless communications business, in place of Mr. Somprasong Boonyachai, who remains the Company's Executive Chairman. The appointment was effective on 1 July 2007.
- AIN GlobalComm Co., Ltd. (AIN) officially launched its international telephone service accessed via the 005 dialing prefix.

April

- At the 2007 Annual General Meeting of Shareholders, the shareholders passed a resolution to approve a declaration of dividend for 2,955 million shares of Baht 3.30 per share, equivalent to a total of Baht 9,750 million. The dividend declaration was for the six-month operational period from 1 July - 31 December 2006.
- AIS was a proud recipient of the 2007 Outstanding Consumer Television Advertising awards, organized by the Consumer Protection Association. AIS was the first runner-up for the "Shaving" advertising and the second runner-up in the Social, Art and Culture and Environmental Promotion category for the "Always Smile" advertising.

May

- Wireless Device Supply Co., Ltd. (WDS) was registered with the Ministry of Commerce as an importer and distributor of mobile phones and related accessories. This business was previously undertaken by Digital Phone Co., Ltd. (DPC).
- AIS announced an appointment of Mr. Somchai Lertsutiwong as Executive Vice President Marketing, responsible for determining strategies and policy related to management of marketing products including the prepaid and postpaid services, international roaming service, Serenade and individual customers.

June

- The Board of Directors' meeting No. 4/2007 approved the Company's investment in Bridge Mobile Pte Co., Ltd. (Singapore), which was formed through a joint force of mobile operators from 10 Asia Pacific countries to support the international roaming service. AIS purchased 2.0 million shares in Bridge Mobile, representing 10% of its registered capital and equivalent to US$ 2.7 million.
- Standard & Poor's (S&P), an international credit rating agency affirmed "A-" corporate credit rating for AIS but revised outlook to negative from stable.
- GSM advance joined its business alliance with ROK TV, the UK-based mobile TV developer, in launching ROK TV on mobile service. For the first time in Thailand, cable TV programs are available on mobile phone.

- AIS and Microsoft launched AIS Smart Office services, offering e-mail solution and enterprise messaging solution to corporate users.

July

- AIS announced new management appointments in order to enhance operational effectiveness namely Mrs. Vilasinee Puddhikarant, as Vice President, Customer & Service Management responsible for customer relations management or CRM; Mr. Komsan Buppanimite as Vice President, Channel Management responsible for marketing channel, distribution, agents, Telewiz shops and pay station; Mr. Waroonthep Watcharaporn as Managing Director Advanced MPAY responsible for mPAY financial transaction on mobile; and Mr. Surawat Shinawatra as Managing Director Advanced Contact Center responsible for management and customer service at the Call Center.
- Digital Phone Co., Ltd. (DPC) launched its house brand mobile phone called "Phone One".
- AIS One-2-Call! launched its first brail letters prepaid card for customers who are visually impaired. Part of the proceeds was donated to the Blind Association of Thailand.

August

- The Board of Directors' Meeting No. 5/2007 passed a resolution to approve a declaration of interim dividend for 2,957 million shares of Baht 3.00 per share to the Company's shareholders, equivalent to the total of Baht 8,871 million. The interim dividend was declared for the six-month operational period from 1 January – 30 June 2007.
- AIS was awarded the "Best in Corporate Governance" by The Asset Magazine at The Asset Magazine's Annual Corporate Governance Ranking 2007.
- FinanceAsia Magazine presented a second-runner up award for the "Most Committed to a Strong Dividend Policy in Thailand" to AIS.
- Super Broadband Network Co., Ltd. (SBN) was granted a Type-3 facility-based license from the National Telecommunications Commission (NTC) to operate facility-based telecommunication services to the public.

September

- AIS officially opened its new call center at the Foundation for the Blind in Thailand under the Royal Patronage of H.M. the Queen to offer job opportunity for the blinds and visually impaired persons as AIS call center's staffs.

October

- AIS received the 2007 Plaque of Appreciation from the Ministry of Social Development and Human Security for its "Sarn Rak-Kon Keng Hua Jai Krang" television program as a social contribution project that helps those who are in need.
- Super Broadband Network Co., Ltd. (SBN) was granted a Type-1 license from the NTC to operate the internet services. The Company also received a Type-2 license from NTC to operate the international internet gateway services.

December

- Super Broadband Network Co., Ltd. (SBN) launched the first VoIP service under the name "AIS Net Call", which was available for the Thai Chamber of Commerce University students on WiFi network.



"BRIDGING PEOPLE'S LIVES"



Bridge Connecting Technology and Lifestyle Making Things Easier

Technology is an important aspect that AIS has developed making us a leader in customer service. We have employed innovation as a channel for our customers to ensure their life comfort. The quality of our signal, expertise of our people and strength of our business has created confidence among our customers that our state-of-the-art technology will create nothing but happiness for everyone.

Nature of Business

Business overview

Advanced Info Service Public Company Limited ("The Company" or "ADVANC" or AIS) was established in 1989, and is today the largest mobile operator in Thailand with 46% share of the subscriber market share and more than 97% nationwide coverage. AIS is a publicly listed company in the Stock Exchange of Thailand (SET) since 1991. As of 2007, the company's market capitalization of approximately Baht 287 billion (US$ 8.6 billion) is among the top five listed companies on the SET. The company's major shareholders are 43% Shin Corporation Plc. and 21% SingTel Strategic Investments PTE Ltd. The remainder 36% is free-float owned by institutional and retail investors.

AIS operates 900 MHz GSM network, currently with GPRS and EDGE capability. AIS operation is under a 25-year build-transfer-operate (BTO) contract granted by TOT Corporation Public Company Limited (TOT), started from 1990 to 2015. Under the BTO agreement, AIS is required to build and raise capital for investment in cellular network and transfer the network ownership to TOT. The company is entitled to the right for entire commercial operation, including network engineering & planning, equipment procurement and installation, network maintenance and service commercialization. In compensated to such economic use, AIS is entitled to share its revenue from service to TOT in term of revenue share, currently, at 30% of its postpaid revenue (excluded VAT) and 20% of its prepaid revenue (included VAT).

AIS also operates 1800 MHz GSM network through its subsidiary, Digital Phone Co., Ltd. (DPC). DPC operates under a 16-year BTO contract from CAT Telecom Public Company Limited (CAT), started from 1997 to 2013. Under the agreement, DPC is entitled to pay revenue share to CAT, currently at the rate of 25% of its revenue from mobile phone operation. DPC also has a network roaming agreement with AIS to enable nationwide service to the GSM 1800 customers as well as to the GSM advance customers to provide better network service quality for both networks.

In addition to mobile network service, AIS also invests in a 99.99% owned subsidiary, Wireless Device Network Co., Ltd. (WDS), to run sales and distribution of handset, SIM card and refill card, previously undertaken by DPC, another subsidiary. The handset sales and distribution business in its nature has very thin margin. AIS operate this business as a strategic move for company to be able to influence the handset market in term of handset models that support the Company's new service applications. SIM card and refill card are distributed through over 350 authorized Telewiz shops and more than ten thousands of general dealers and sub-dealers nationwide. In 2007, contribution revenues from this business to the Company's total revenues accounted for 3.84%.

AIS operates its own call center business through its subsidiary, Advanced Contact Center Co., Ltd. (ACC). With over 2,200 well-trained call center staffs, the Company is able to provide superior service quality to its 24 million subscribers. Call center is turning into the key differentiator for the Company as its services has been evolving from simple after-sales problem solving related to billing and service experience to undertaking more proactive and customer-oriented approach in promoting new marketing campaigns and suggesting new products and services to both existing and new customers.

In March 2007, the Company commercially launched its new business to provide international telephone service under AIN GlobalComm Co., Ltd. (AIN), a wholly owned subsidiary of AIS. AIN is awarded a 20-year license ended in 2026 from the National Telecommunications Commission (NTC), which allow them to service through its own international gateway facility. Under the license term, AIN is entitled to pay a total regulatory fee of 7% of its revenues; 3% of which is an annual license fee and 4% is Universal Service Obligation (USO) fee.

Another prospect growth area for AIS is mobile payment business under Advanced MPAY Co., Ltd. (AMP), a joint venture between AIS with 69.99% and NTT DoCoMO with 30% shareholding. AMP received a license from the Bank of Thailand to provide payment services based on the

electronic cash card under "mPAY" brand. mPAY enables AIS's customers to conveniently and securely engage in various financial transactions via mobile phones. Services cover many daily-life transactions including online shopping, bill payment, recharge of prepaid phone credit as well as payment for goods and services.

On 23 January 2008, AIS acquired 30% stake in AMP from NTT DoCoMo. After acquisition, AIS shareholding percentage in AMP increased to 99.99%.

Going forward, AIS is looking to expand its business into fixed lines area focusing on providing data services as oppose to the traditional voice service. The business is expected to run through its 99.93% subsidiary, Super Broadband Network Co., Ltd. (SBN). In 2007, SBN already obtained licenses from NTC to operate internet (ISP), internet gateway and broadband, voice over IP, and IP television. On 17 January 2008, SBN received a WiMAX trial license from NTC. Trial license has a period of 90 days and can be tested in specific areas.

Group structure

AIS currently invests in 12 subsidiaries, employing approximately 8,000 people. As at end of December 2007. Details of subsidiaries are as follows:

Company	Type of business	% of holding
Digital Phone Co., Ltd. (DPC)	Network operator of 1800 MHz GSM	98.55%
Advanced Data Network Communications Co., Ltd. (ADC)	Service provider of online data communication service via telephone landlines in Bangkok and metropolitan area.	51.00%
Advanced Contact Center Co., Ltd. (ACC)	Service provider of call center service	99.99%
Data Network Solutions Co., Ltd. (DNS)	Service provider of online data communication service via telephone landlines in provincial area.	49.00%
Data Line Thai Co., Ltd. (DLT)	Internet service provider, currently under the process of closing its operation	65.00%
Mobile From Advance Co., Ltd. (MFA)	Currently not in operation	99.99%
Advanced MPAY Co., Ltd. (AMP)	Service provider of payment business via mobile phone	69.99%*
Advanced Magic Card Co., Ltd. (AMC)	Distributor of cash card	99.99%
AIN GlobalComm Co., Ltd. (AIN)	International telephone service/gateway provider	99.99%
Super Broadband Network Co., Ltd. (SBN)	Service provider of internet (ISP), internet gateway and broadband, voice over IP, and IP television.	99.93%
Wireless Device Supply Co., Ltd. (WDS)	Importer and distributor of handset and accessories	99.99%
Advanced Wireless Network Co., Ltd. (AWN)	Currently not in operation.	99.93%

* *On 23 January 2008, AIS acquired 30% stake in AMP from NTT DoCoMo. After acquisition, AIS shareholding percentage in AMP increased to 99.99%.*

Revenue Structure

Revenue structure from providing service & sales income of the Company and its subdiaries to the third party within 3 years.

Service/Product	Operation By	Holding of shares as at 31 Dec. 07	2005		2006		2007	
			Income	% Size	Income	% Size	Income	% Size
Mobile phone service structure								
Mobile phone services & rental	Advanced Info Services PCL.		78,101.22	84.42	75,223.00	82.27	91,991.78	84.82
	Digital Phone Co., Ltd.	98.55	1,785.28	1.93	98.36	0.11	912.12	0.84
	Wireless Device Supply Co., Ltd.	99.99	-	-	-	-	1.59	-
	AIN Globalcomm Co., Ltd.	99.99	-	-	-	-	984.31	0.91
Mobile phone sales	Digital Phone Co., Ltd.	99.99	12,067.88	13.04	15,362.54	16.80	9,554.41	8.81
	Wireless Device Supply Co., Ltd.	99.99	-	-	-	-	4,164.92	3.84
Sub-total			**91,954.38**	**99.39**	**90,683.90**	**99.18**	**107,609.13**	**99.22**
Data network and broadband service structure	Advanced Data Network Communication Co., Ltd.	51.00	539.61	0.58	728.81	0.80	838.75	0.77
	Data Network Solutions Co., Ltd.	49.00	16.18	0.02	7.36	0.01	1.58	-
	Data Line Thai Co., Ltd.	65.00	1.76	-	1.46	-	-	-
Sub-total			**557.55**	**0.60**	**737.63**	**0.81**	**840.33**	**0.77**
Call center Service structure	Advanced Contact Center Co., Ltd.	99.99	4.72	0.01	6.63	0.01	4.59	0.01
Sub-total			**4.72**	**0.01**	**6.63**	**0.01**	**4.59**	**0.01**
	Grand Total		**92,516.65**	**100.00**	**91,428.16**	**100.00**	**108,454.05**	**100.00**

Remark **:** *1) The company has invested and held 99.99 % shares of Wireless Device Supply Co., Ltd. in June 2007.*

2) AIN Globalcomm Co., Ltd. has been started its operation since December 2006 and also changed its name from AIS International Network Co., Ltd. in March 2007.

3) Data Line Thai Co., Ltd. is in the liquidation process.

Business direction in 3-5 years

AIS has adopted a concept to be a Total Telecom Service Provider, expanding from previously providing mainly pure mobile telephone services. Our services have expanded to include: international gateway, international internet gateway, data services via a fixed line and broadband for consumers. These are the businesses that AIS has been awarded licenses for from the National Telecommunication Commission (NTC) and will be the key focus areas for AIS in the next few years.

AIN GlobalComm Co., Ltd. (AIN) gradually introduced international gateway services to AIS subscribers in 2007. The full impact will be evident in 2008. The Super Broadband Network Co., Ltd. (SBN) will integrate its data-focused fixed line network and the internet international gateway to offer data transmission services to enterprise customers. The majority of SBN implementation will occur during 2008-9.

In the next 3-5 years, AIS will tap into the growing high-speed data communications market not only for mobile but also for laptops and personal computers. In the short term, voice communications will be maturing rapidly, especially in urban areas. On the other hand, data communications by consumers are in the early stages. Mobile data usage makes up 11% of service revenues (excluding IC) while broadband connections, offered by fixed line ADSL services, are in only about 1 million out of 16 million households. AIS plans to exploit wireless technologies to capture the data business opportunities. Depending on the maturity of technologies and regulatory limits, 3G and WiMAX are likely to be adopted as the main technologies.

As most countries around the world, including South East Asian countries, have launched 3G service or issued 3G licenses, AIS expects 3G licenses to be awarded in Thailand in the near future. To AIS, moving to 3G will: a) stimulate further data revenue growth, b) capture opportunities in residential broadband and c) ensure business continuity for the next 20 years.

AIS Broadband services


Wire
Wireless
Mobile
Stationary
3G
Data-
focused
fixed line
WiMAX

3G will serve mobile users as well as stationary users (broadband in homes).

Currently, AIS is able to offer data speeds of more than 100kbps (average user speed) because it introduced nation-wide EDGE services (Enhanced Data Rate for GSM Evolution) in early 2007. Customer experience has improved substantially since data speed increased three times from the level provided by the GPRS (General Packet Radio Service).

Better experiences have led to high growth in data usage. AIS expects higher speeds from 3G service (around 200 kbps) to sustain high data revenue growth in the longer term. Furthermore, AIS is likely to offer a high speed service (around 1 Mbps) utilizing HSDPA (High Speed Downlink Packet Access) technology in major cities. At this level of speed, the HSDPA service will be competitive with other fixed broadband services (such as ADSL) offered to laptops and PCs in homes. The advantage of HSDPA is that its coverage is significantly larger than the fixed line service areas.

The 3G license will ensure business continuity for AIS. Currently, AIS's contract with TOT to offer mobile service will end in 2015. The length of the 3G license is likely to be 20 years as are the other Type-3 licenses currently held by AIS.

WiMAX (Worldwide Interoperability for Microwave Access) will allow for high speed data connections under its wide coverage cell sites. WiMAX can be used to offer service directly to stationary consumers using wireless connections or act as a transmission to link mobile cell sites with the mobile network. AIS can potentially build the WiMAX network based on its wide-spread transmission network and mobile cell sites. In the consumer market, WiMAX will allow AIS to wirelessly access homes to provide broadband service without investing in building fixed connections to homes. Fixed connections to homes might not be allowed by regulators and would be more expensive than the wireless options. Moreover, WiMAX might be exploited as a wireless transmission among network facilities to allow faster and more flexible network installation. However, the technology has not been proven in a business environment. AIS will continue to monitor the progress and evaluate options to utilize this technology against other options.

Products and services

AIS main services include both prepaid and postpaid service. Prepaid subscribers make up 91% of the total subscriber base with postpaid subscribers accounting for the remaining 9%. In revenue terms, prepaid subscribers contributed 66.4% while postpaid revenue was 24.1%.

Breakdown of customers


Postpaid 9%
Prepaid 91%

As of year end of 2007, AIS had a total of 24.1 million subscribers

	Subscribers (million)	ARPU (Baht)
Prepaid	21.8	227
Postpaid	2.3	744
Total	24.1	279

66.4% of revenue was from prepaid service

	Breakdown of revenue %
Prepaid	66.4
Postpaid	24.1
Other	9.5
Total	100.0

Prepaid and postpaid services

GSM advance	Postpaid subscription service targeting young workers, businessmen, urbanites, tech-savvy, and quality-oriented customers
GSM 1800	Postpaid subscription service focusing on simplicity and basic voice communication
One-2-Call!	Prepaid service targeting teens and youngsters who thrive on having individual styles and expressing their creativity
Sawasdee	Prepaid service targeting upcountry customers, first-time users, and those who need longer validity dates at affordable prices

Sample of 2007 promotions

	**Aow Pai Leay** - Bt0.50 or Bt0.25 per minute from second minute onward		**Mae Yok SIM** - Bt50 SIM cost with tariff of Bt2 per minute 24/7
SIM Fifty 50	**SIM Fifty** - cheapest rate at Bt0.25 per minute from second minute onward, with Bt50 SIM price		**Northeast SIM** - localized tariff for northeast area; lower rates offered for calls originating from the northeast area
	**Flexi** - a combined two tariff plan: charge long-call rates for call durations over 3 minutes and short-call rates for anything less than 3 minutes		**North SIM** - localized tariff for north area; lower rates offered for calls originating from the north area
	5 basic plans for existing prepaid subscribers i.e. long call, short call, day call, night call, SMS lover		**T SIM** - program targeting students and pre-teens with lowest rate at Bt0.25 per minute from second minute onward
GSM 99	**GSM 99** - monthly fee of Bt99 and charges apply only for the first five minutes of a one hour call		**Talueng** - Give free minutes per day up to 40 minutes per day
	**Trong Trong** - Bt300 for 600 minutes or Bt1,200 for 2,400 minutes		**GSM Rang** - "Buffet plan" for selected hours at a monthly charge of Bt159 or Bt299

Non-voice service

AIS non-voice revenue in 2007 grew 17% from the previous year and accounted for 11% of service revenue (excluding IC). Non-voice services are comprised of SMS, MMS, download, Calling Melody, data & portal. The consistent double digit growth seen in 2007 was due to a nationwide network upgrade to "EDGE" which significantly increased data speeds and thus improved customer experience.


Data revenue growth
Million Baht
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6.9% of service revenues
7.6
9.7
11.0
2004
2005
2006
2007
Year


MSN
Google
Yahoo
Gallery
Music
News

In 2007, AIS introduced AIS mobileINTERNET *900, an icon menu that gives easy access to various mobile websites including mobile chat, news, music, games, movies, and Google mobile. This increase in services helped attract new users to mobile internet.


Music
G-MMD
M2G

During the past year, AIS also continued to promote music content and downloads through the launch of mobileLIFE music aimed at stimulating usage and downloads of ringtones, M2G, and full songs. This resulted in a higher number of subscribers using the mobileNET package.


MMS

To promote and stimulate usage of non-voice services, AIS used trial service periods to attract customers. This strategy was successful because it allowed subscribers to gain a better understanding of the services they were using. This was particularly effective in promoting conceptually new services such as "MMS Daily Free Time" which allows subscribers to download and send free MMS messages for 15 minutes a day.

mPAY - mobile payment

mPAY is a mobile payment platform that was initiated two years ago. mPAY services include prepaid refill, postpaid bill payment, utility bill payment, and online shopping. Financial transactions through mPay are facilitated through the six major banks in Thailand: Bank of Ayudhaya, Siam Commercial Bank, UOB Bank, Bangkok Bank, Kasikorn Bank, and Krung Thai Bank. In 2007, AIS also launched a new service platform called mAGENT designed to support prepaid mobile refills.


005

International telephony service 005

In 2007, AIS launched its own international telephony service with a 005 prefix code. This service focuses on offering premium quality, connectivity, and a network of 230 countries globally. During this initial stage, brand awareness has been crucially important in helping consumers recognize the new 005 prefix dial code. In 2007, revenue from international calls represents around 0.91% of total revenue.

Enterprise business service

AIS Smart Solution is the business enterprise service arm serving both corporate and SME markets and covering industries such as finance and insurance, energy and manufacturing, ICT, trade and services, as well as government agencies and educational institutions. In 2007, corporate solutions development focused on promoting greater efficiency at work through services such as Push Mail and SMS Solution.

Push Mail is an instant email solution compatible with security servers and a variety of handsets. In 2007, AIS Smart Solution developed its Push Mail service to work with clients' mail servers across three different platforms: BlackBerry, Microsoft and Nokia Intellisync.

SMS Solution was designed to cater to the unique usage requirements of AIS's customers. For example, AIS developed an SMS Solution for Ramkamhang University which enabled the administration to distribute class schedules and course grades to students via SMS. AIS also launched SMS Broadcast for tradeshows, fairs and conferences to help traders advertise their products and services to attract visitors.

Sales and distribution of mobile handsets

AIS is also engaged in the sale and distribution of mobile handsets through its subsidiary, Wireless Devices Supply Co., Ltd. (WDS). In 2007, sales revenue from mobile handsets was 11.9% of total consolidated revenue. Low-end, basic phones made up the majority of the handset market as greater expansion into rural areas and increasing numbers of multi-SIM users gave rise to stronger demand. WDS carries a variety of lines from all the popular brands such as, Nokia, Motorola, LG, Sony Ericsson, and Samsung. In July, WDS also launched its own brand of mobile handsets under the name "Phone One".

Customer Relationship Management

AIS has been strongly committed to CRM development for the past several years to differentiate our service from our competitors and sustain solid long term growth. In 2007, AIS developed a customer engagement program aimed at building customer loyalty and advocacy. This approach was also implemented throughout the organization, for example, investment in data mining and customer insights, gathering voices of customers from different touch points, customer surveys and research, and mystery shoppers. Direct visits to customers from management were another approach designed specifically to gain insights about AIS's customers. Management travelled to various shops and dealers throughout Thailand to interact with end consumers.

1) Improvements in service standards were achieved by focusing on understanding customers' core values, such as, convenience, quick service, accuracy, and friendly customer service representatives. Service time was reduced and adjusted to be more flexible. AIS shops were revamped to create a warm, friendly atmosphere in hopes of becoming "The most pleasant place to visit." Customer service representatives were encouraged to be "The most pleasant people to interact with."

2) Activities to enhance the skills of call center employees and increase customer engagement included:

- Promotion consultancy to help customers decide the right tariff plans to best suit their usage pattern

- Face-to-Face Singing Call Center to support customers' selection of songs for Calling Melody service
- SMS 1175, a service for the blind designed to have call center employees assist blind customer type and send SMS messages
- Multi-Language services to help non-Thai customers - English, Mandarin, Korean, Japanese, French, as well as regional Thai dialects, i.e. northern, north eastern, southern

3) Privileges under the AIS Plus campaign included:

- Shopping discounts at Central department store, The Mall, The Emporium, Siam Paragon, as well as "shop to get free call" programs done in conjunction with Big C and Carrefour
- Dining discount at more than 3,000 restaurants nationwide, and free Bt1,000 dining coupons with AIS Plus
- Movies, karaoke, and bowling at one price of Bt60 with AIS Plus

Customer in Focus

Unable to make outgoing calls

"My son would have been in a terrible condition if it hadn't been for AIS staff. He lived in the remote area and was very sick at the time. I had to contact my brother to go and pick him up, but I could not make any call from my mobile phone. I was very angry and frustrated because I thought they had somehow switched off the line, so I had to use the public phone instead. It was then that AIS staff overheard the conversation. He then introduced himself, showed the staff ID card so I wouldn't mistake him for a criminal before asking for my personal details to give initial assistance. He found that there was an error in pressing wrong buttons on my phone, which automatically switched to Line 2, so that I was unable to make any call. I am indeed very grateful for his help, which was outside the office hour and also out of the office premises."

No battery charger

"I would like to thank AIS staff for being very considerate in my case. I was traveling on a domestic business trip and had forgotten to bring the charger for my BlackBerry 8700G with me. I contacted the AIS Call Center to find out whether there would by any shops in that area that might have the charger for my mobile phone. It turned out that none of them had. The call center had coordinated further to connect the local staff to look after this matter. It was fortunate that one of the staff had this type of charger. That staff contacted the airline personnel to arrange the charger to be delivered to me because my team could not contact me as the battery went dead. From a good coordination of AIS call center staff, I could use my phone throughout my trip and I would like to thank you AIS for this. This is very considerate and their services exceed my expectation."

Mobile industry and competition in 2007


Mobile subscriber market share in 2006
DTAC 12.2m, 31%
True Move 7.6m, 19%
Other 0.7m, 1%
AIS 19.5m, 49%
62% mobile penetration


Mobile subscriber market share in 2007
DTAC 15.8m, 30%
True Move 12.08m, 23%
Other 0.8m, 1%
AIS 24.1m, 46%
82% mobile penetration

In 2007, the mobile industry had strong 32% growth with 13 million net subscriber additions, growth similar to that experienced in 2006. At year's end, the number of total market subscribers was 53 million and mobile penetration reached 82%. The strong growth was stimulated by the competition exploiting a market-push approach mainly from free SIM distribution and short-term low-price plans offered specifically to new subscribers to encourage consumer trials. This resulted in changes in consumer usage behavior as more subscribers opted to carry two or more SIMs and/or mobile phones. With choices in hand, these multiple-SIM users wisely took advantage of the different tariff plans to lower the cost of their outgoing calls and make the best use of lower on-net tariffs. The cheap short-term tariff plans also encouraged subscribers to regularly replace their SIMs to take advantage of lower tariffs from promotional SIM offers.

The impact of this market push was reflected in an increase in the number of SIMs over the actual number of real users which resulted in a continuous decline in the average revenue per user (ARPU) as well as a rise in churn rate. Consequently, the market experienced much slower revenue growth despite seeing strong subscriber growth. With overall penetration at 82%, Bangkok and other major cities have started to reach saturation at 100-120% penetration while areas upcountry such as the north and northeastern provinces have around 30-40% penetration. However, AIS has estimated that the overall organic subscriber penetration (the actual number of real users) is in the range of 55-60%. These figures suggest that potential for growth remains in the Thai mobile market primarily due to lower organic subscriber penetration rates upcountry where network expansion and competition will be a continued focus going forward.

Overall price competition in 2007 improved continuously due in part to the establishment of interconnection regulation. Low-price promotions, most of which were offered as short-term plans, were limited only to new subscriptions and focused mainly on lower "on-net" rates relative to "off-net rates," as well as being offered for only limited hours during the day. Throughout the year, mobile operators continuously made upward adjustments to tariffs for new subscriptions, focusing on: a) increasing first and second minute rates, b) converting buffet plans and per-call basis into per-minute pricing, c) limiting call duration for any available buffet plans to better manage network utilization, d) increasing off-net tariffs to reflect cost of interconnection. In the second half of 2007, tariffs for existing subscribers were also raised. This suggests an improving competitive landscape going forward and an attempt to move away from aggressive price play.

AIS marketing strategy

Subscriber market share in 2007


DTAC 30%
True Move 23%
Other 1%
AIS 46%

Revenue market share in 2007


DTAC 33%
True Move 16%
AIS 51%

As of December 2007, AIS' subscriber market share was 46%, a decline from 49% in 2006. This was due to competitor's aggressive free SIM distribution and a different definition of reported subscribers. AIS' revenue market share, however, was maintained at 51%. During the year, AIS focused on the following key marketing strategies to maintain subscriber and revenue market share.

Innovative tariffs

In a competitive environment where pricing becomes the key strategy, the development of innovative tariff plans are essential to lead the market away from the purely aggressive low-price game. AIS, as a market leader, has been exploiting different innovate tariff plans to capture the unique behaviour of each target group particularly for sizable markets such as the teen and upcountry markets.

The teen market has significant growth potential in both voice and data services. Mobile users within this group stem from the increasing number of college and high-school students and the high growth potential of the pre-teen group. Tariff plans offered to this group focused on value-for-money such as the **U-SIM** and **T-SIM** packages. The **"Mao Mao"** package was designed as an on-top promotion to provide flexibility to enable higher usage at a cheaper rate. With the Super IN, which developed from the Intelligence network (IN), prepaid packages are becoming more advanced such as "Flexi" plans, which basically combine two types of pricing within one package. Subscribers gain benefit as they are charged according to their actual usage based on real-time recognition.

In low penetration rural areas, AIS has continued to expand and strengthen network coverage as well as market specifically with a distinctive brand called **"Sawasdee".** Brand recognition at the district and village level was also strengthened through rural caravan road shows and various targeted marketing activities. In 2007, AIS launched **"Northeast SIM"** and **"North SIM"** with special tariffs for calls that originated from within designated local areas, targeting locals, whose relatives and friends usually move away to work in other provinces, and therefore keeping them connected through mobile communication despite the distance. **"Mae Yok SIM"** is another localized campaign targeting upcountry music fans, with around-the-country concert tours by popular country singers and popular singer voting competitions via mobile phones.

Variety of services differentiation

Continuous development of new services is also a key differentiation strategy, with an objective to provide enhanced benefits to subscribers other than price incentives. Service variety differentiates AIS from other operators and has helped increase satisfaction from existing subscribers while at the same time attracting new subscribers.

New services in 2007 included: **"Balance & validity transfer"** which allows subscribers to transfer their available balance and/or validity to another subscriber. This service launched under the "One-2-Call!" brand with the "Freedom" concept which was developed further from the previous "Pay for you" and "Refill for you" campaigns which were successful last year. **"Service as you wish version 2.0"** under the "GSM advance" brand is another example that gives consumers more than voice communication. For instance, the **"Private number"** service essentially protects subscribers' privacy when they want to hide their number identity from the party they have called. **"Call screening"** empowers subscribers to allow selected important calls to come in during their busy or private times. **"AIS Push M@il"** is an instant mail service which alerts subscribers once they receive new emails. Entertainment and news are also fed daily to subscribers of **TV on Mobile by ROK TV** and **MMS news by The Nation Channel** as well as cooperation with Google Earth for the Google MAP service. Services also cover the latest developments for **international calls (005)** through AIS's subsidiary international gateway and mobile payment through **mPAY**.

Strengthen brand positioning

AIS has been successfully developing three distinctive brands targeting different customer profiles in the Thai market. In 2007, AIS continued to strengthen the distinctive values and dimensions of each brand that are essential to consumer perception and engagement. Brand communications are done through various media outlets such as television and radio commercial advertisements as well as targeted marketing activities.

GSM advance The key to customer engagement for GSM advance subscribers was developed under the theme "Your GSM Your ID". The continued brand commitment focused on service delivery in support of subscriber personal lifestyles and businesses including targeted tariff plans, value-added services that give functional benefits, and customized privileges.

One-2-Call! The target group for One-2-Call! has been expanding from college students to include high-school students. Key brand attractions are reflected in value-for-money packages and the brand concept "Freedom". The emotional aspects of "Freedom" focused on encouraging teens to search and follow their dreams through activities related to sport, movies, and music. In 2007, AIS promoted the "One-2-Call! U Band Battle'07" project which provided the opportunity for music band competitions at the college level.

Sawasdee This reflects Thai local identity for the brand. AIS uses the term "Sawasdee" which is a greeting in the Thai language to target the rural market. In 2007, AIS focused on localized marketing activities at the district and village level and promoted the theme "call nationwide, we use Sawasdee" through local upcountry music.

Strengthen distribution channels

With over 24 million mobile subscribers, the key to communicating with existing subscribers and attracting new subscribers is to have strong distribution channels. In 2007, AIS restructured the distribution channels to strengthen cooperation with exclusive dealers like Telewiz and also took a step forward to improve relationships with sub-dealers. The key objectives were to enhance closer relationships and synchronize the whole distribution chain more effectively.

With more than 600 shops of exclusive dealers (Telewiz) nationwide, AIS selected outperforming regional representatives to work more closely with the AIS regional sales offices in order to improve sales and distribution within the provinces. AIS also worked on building relationships with more than twenty-thousand sub-dealers nationwide to ensure closer cooperation as well as an appropriate commission structure and higher satisfaction. AIS also introduced the new online service through refills on mobile, allowing the sub-dealers to manage mobile refills more efficiently than the physical refill card distribution method. AIS estimates that transactions from mobile refills will reach 70% of total refill transactions within 3 years. This will help AIS reduce the cost of refill card production and distribution in the long term.

Wholesale distribution was also revamped to avoid competition on price cutting and in overlapping areas. AIS employed three basic strategies for wholesale: 1) set up a reasonable competitive structure, 2) improve relationships with channels, and 3) balance importance among different channels to create a cooperative environment for better sales and distribution.

Competitive outlook 2008

With Bangkok and other major cities reaching saturation, Thai mobile market growth remains focused on the rural areas where penetration is significantly lower. The strong subscriber growth will continue with potential annual growth of 15-20% in 2008, while industry revenue will only grow in the range of 5-7% per annum. The relatively lower revenue growth comes from the continued expansion of multiple SIM use and the lower ARPU from new subscribers in rural areas. Mobile operators will be focusing on network expansion and marketing campaigns to attract higher penetration from the rural population as well as exploiting the CRM approach to retain existing subscribers.

The pricing environment will continue to move toward reflecting the cost of interconnection as well as improving better utilization of networks between peak and off-peak hours. As the rural market is the key growth area with continued network expansion, operators will be developing more localized tariff plans targeting these rural subscribers. Intra network tariff plans will also be another key pricing strategy to target multiple SIM users and SIM replacement users who are relatively price sensitive.

In an environment where customers are becoming more price-sensitive and have lower brand loyalty, mobile operators are facing challenges in building customer relationships and retaining existing subscribers. The National Telecommunication Commission (NTC) will also be enforcing mobile number portability (MNP) within the next 1-2 years, essentially allowing mobile subscribers to move to a different service provider while retaining their existing mobile numbers. AIS has been driving the company's competitive advantage based on customer relationships and experience management within the organization for more than 5 years. This essentially provides the experience, expertise, and confidence for the company in executing customer retention strategies in a dynamic environment.

Expanding into new distribution channels will also be the key to access new customer groups as well as increasing convenience to subscribers for bill payment, prepaid refills, and various after-sales services. In addition to the traditional telecom channels, mobile operators are trying to gain more access to the non-telecom channels such as retailers, superstores and over-the-air refills or refills on mobile.

AIS vision 2008

The long term vision for AIS is to become a Total Telecom Service Provider, encompassing new technologies which could help enhance the variety of services to consumers, including wireless services, internet broadband, international telephony services, etc. In 2008, AIS will be focusing on the following five key strategies explained below.

Network quality

Outstanding network coverage and better network quality over other operators remain the key strength and differentiation of AIS. As a long-term strategy, the company will continue its network expansion into residential and rural areas. Today AIS's network covers all 76 provinces in Thailand with more than 12,500 base stations. In 2008, AIS targets its network expansion to reach 14,500 base stations focused on transportation routes such as new roads, expressways, the Bangkok Transit System canals, as well as new residential areas, business and industrial areas, and tourist attractions.

Variety of products and services

Building key differentiation from a variety of services will also allow AIS to compete away from pure pricing. The focus will be on the advancement of products and services and segmentation to different target groups. For instance, new services previously launched include Call screening, Missed call alert, and Multi-SIM.

Service excellence

Service excellence is intended to create a better customer experience in association with the AIS brand. In 2008, AIS will develop its customer service beyond the usual problem solving toward consultancy. We aim to provide suggestions about new services to suit customer needs and recommend suitable tariff plans based on calling patterns. Developing a lifetime relationship with subscribers will also be emphasized to ensure that subscribers receive satisfactory care throughout their lifetime use of AIS services.

Privilege

Providing privilege tends to create a positive customer experience, brand loyalty as well as attracting new customers. Privilege campaigns are specifically targeted to each group in order to cater to their different lifestyles. For the coming year, AIS will focus on developing campaigns that have more involvement with daily lifestyles e.g. entertainment, restaurants, shopping, sport, health & beauty, and education.

Corporate social responsibility

Corporate social responsibility has always been an AIS core policy. We have a commitment to contribute to the development and welfare of local communities as well as society at large. Since 1999 AIS has developed several social projects to promote family values in connection with the "Sarn Rak" project such as providing scholarships for children. Other social projects include the donation of water tanks in draught stricken areas around the country, hiring the blind as call center staff, setting up medical surgery funds for the poor, etc. These are proudly integrated into our business plan. AIS will continue to ensure its commitment to improve society so that people will have long term sustainable benefits.

Risk Factors

The telecommunications industry today is experiencing a time of telecom liberalization both in domestic and global markets. It is necessary, therefore, for the Company to provide a management tool to strengthen itself in order to compete and preserve its position as a leader in the Thai mobile phone market.

Running a telecoms business in Thailand in 2007 was greatly affected by a number of factors, namely consumer behaviour, political instability, and laws and regulations of the telecoms industry. AIS, as a corporation having the majority market share in Thailand, has always emphasised enterprise risk management. Its Risk Management Committee, presided over by the Chairman of the Company, the Chief Executive Officer and executive management, is composed of twelve committees. The Risk Management Committee arranges regular quarterly meetings to identify risks, manage and control risk at an acceptable level, and more importantly, enable the Company to accomplish its goals and create value for all stakeholders. In addition, the Company provides training in Risk Management in the form of e-learning which has been designed for managers and employees across the board to be used as Risk Management guidelines in operational activities.

Consequently, each quarter, the Risk Management Committee submits details of Risk Management performance to the Audit Committee, the Board of Directors, and the Executive Committee in order to ensure that risks are thoroughly overseen, that risk levels are at an acceptable level, and that the Company achieves its goal. The risk factors are summarised as follows:

1. Regulatory and Government Policy Risk

1.1 Regulatory Body supervising Radio/Television Broadcast and Telecommunication business

Pursuant to Section 47 of the Constitution of Thailand 2007, it has been stipulated that there shall be a free regulatory body of the State to allocate frequency for and supervise the operating of radio broadcast, television and telecommunication business, but Section 305(1) of the Constitution has further stipulated that Section 47 shall not be enforceable until an enactment for the establishment of the said free regulating body under Section 47, which shall not be later than 180 days after the announcement of government's policy to the parliament. Therefore, there shall be only one free regulatory body to control and regulate the telecommunication business and it will be set up after the new government has announced the policy to the parliament. In addition, the details of composition, the function and the selection of personnel of the said free regulatory body have not yet been stipulated in the Constitution which shall cause the setting up of this free regulatory body to take time. Thus, the direction of radio/television broadcast and telecommunication business in the future remains unclear.

Notwithstanding the foregoing, the current regulatory body i.e. The National Telecommunication Commission (NTC) shall still be active and Section 305(1) also states that the Act so enacted shall not affect the permissions, concessions or legally contracts which have been done before an announcement of this Constitution until the expiration of such permissions, concessions or contracts. Therefore, the Company anticipates that it shall not affect the existing scope of AIS's business.

1.2 The Agreement between state enterprise and private sector as stated in the Act Permitting the Private Sector to Jointly Undertake Work or to Operate the Work of State Enterprises, B.E. 2535 (A.D. 1992)

1.2.1 The amendments of the Agreement between Advanced Info Service Public Co., Ltd. (AIS) and TOT Public Co., Ltd. (TOT)

According to the opinion of the Council of State regarding the enforcement of the Act Permitting the Private Sector to Jointly Undertake Work or to Operate Enterprises of the State, B.E. 2535 (the case between the TOT and AIS no. 291/2550):

"...the permission granted for the provision of Cellular Mobile Telephone is a project which has already been executed before the Act Permitting the Private Sector to Jointly Undertake Work or to Operate the Work of State Enterprises (the Act) is in force which Section 25 of the said Act stated that any project or any of its procedures which has been done before the said Act is in force shall be deemed valid but the subsequent procedures shall comply with this Act, therefore it shall remain only the supervision and monitoring procedures. In the event that there is an amendment of conditions of the signed project or agreement, it has to comply with the Act whereby the project owner shall submit such amendment to the Coordinating Committee according to Section 22 for consideration. If the said Committee agrees with the amendment, then, the Committee shall report to the minister-in-charge and if the amendment is of the material nature of the project or relating to State's benefit, the minister-in-charge shall further submit to the Cabinet for approval. Upon approval by the Cabinet, the project owner shall then be able to carry out such amendment. The 2nd - 7th Amendments have not been submitted to the Coordinating Committee according to Section 22 for consideration and to the Cabinet for approval in case of material changes, such amendments are, therefore, not correct pursuant to the Act. TOT has entered into the Agreement by acting on behalf of the State and by virtue of the authority empowered by the law on Telephone Organization of Thailand, the executed Agreement thus represents the agreement between the State and the private sector in order to authorize the private sector to provide public services to the public on behalf of the State. The State, therefore, is obligated to comply with the terms and conditions of the said Agreement.

Since the amendments to the Agreement relevant to which consultation is being sought were not legitimately carried out according to the Act Permitting the Private Sector to Jointly Undertake the Work or Operate the Work of State Enterprises which was in force at the time of those amendments due to the lack of the submission of those amendments to the Coordinating Committee for consideration according to Section 22 and to the Cabinet as an authority in charge for approval of such amendments to the Agreement pursuant to the Act as above-concluded, the amendments made to the Agreement with the TOT as the contracting party were, therefore, carried out without legal authority. However, the amendment procedures of the Agreement which represent administrative juristic acts are capable of being separated from the amendments to the Agreement and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by virtue of time clause or by other causes. If the Cabinet as a lawful authority, after having considered the causes for the rescission, the impact and the appropriateness on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have caused considerable damage, the Cabinet can rescinding such amendments to the Agreement. But if the Cabinet considers on justification and in the light of the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval to re-proceed the amendment procedures, as appropriate, by the project owner and the Coordinating Committee pursuant to Clause 22 being the parties to submit the facts, justifications and opinions for the consideration of the Cabinet."

Presently, the process according to the Council of State's opinion is pending on the consideration of the Coordinating Committee pursuant to section 22, which the ICT Minister has given his policy that the appropriateness, the benefit of the State and public and the continuity of public service shall be taken into account.

AIS firmly believes in the principle and the grounds of the amendments of the Agreement and the Company's compliance with the Act and the Agreement. AIS has continuously shared the revenue received to TOT which is the state enterprise. Besides, the benefit gained from the amendment of the Agreement has also returned to the subscribers by way of lower tariff, for example: before the amendment of revenue sharing for prepaid service in 2001, there are only 1 million prepaid subscribers in the market. After an amendment and the revenue sharing rate for prepaid has been fixed at 20%, which is lower than the postpaid, resulting in significantly increasing of competition that at present, there are more than 40 million subscribers in prepaid market. In addition, the amendments had provided conditions which are beneficial to the subscribers whereby AIS had to decrease at least 5-10% of normal tariff, at that time of Baht 6-12 per minute to currently Baht 1-3 per minute. Furthermore, the benefit gained by TOT from the revenue sharing has also been significantly increased from approximately Baht 10,000 million in 2001 up to approximately Baht 18,000 million in 2007. AIS believes that the above said grounds will ease off this risk and there shall be no material change which shall have an impact on AIS. However, shall the amendments of AIS's contracts are invalidated by the Cabinet; it may result in a shorter concession life, or a higher prepaid revenue share, for instance.

1.2.2 The amendment of the Agreement between Digital Phone Co., Ltd. (DPC), a subsidiary company of AIS, and CAT Telecom Public Company Limited (CAT)

According to the opinion of the Council of State regarding the enforcement of the Act Permitting the Private Sector to Jointly Undertake Work or to Operate the Work of State Enterprises, B.E. 2535 (the case between the CAT and DPC no. 294/2550) that

"...the assignment of the rights and duties by Total Access Communication Public Company Limited to DPC and the entering into an agreement between DPC and CAT dated November 19 B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service whereby DPC shall be under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act."

Presently, the Coordinating Committee has already been set up according to Section 13 of the Act and the procedures are pending and DPC believes that this risk will ease off in such a way that DPC and CAT shall remain oblige to fulfil the said agreement.

1.3 The laws regarding Interconnection Charge

Pursuant to the issuance by NTC of principles and guidelines: Guidelines for the Use and Interconnect of Telecommunication Network B.E. 2549 and has been in force since 17 May 2006 and Section 126 of which stipulates that all operators having been granted license, concession or contract under the supervision of NTC have to comply with the Guidelines on the basis of fair competition. After the issuance of the said Guidelines, the Company has negotiated and entered into the Interconnection Agreements with other operators i.e. Total Access Communication Plc. (DTAC) on 30 November 2006 and True Move Co., Ltd. on 16 January 2007 respectively. Up to now the Interconnection Charge has not yet been collected among the operators due to the objection made by TOT Public Company Limited (TOT) to NTC requesting NTC to inspect and issue an order to prohibit the Company and other operators to enter into the Interconnection Agreement until the final adjudication from administrative court.

However, the Company has been received supporting reason for the compliance with the said laws from Telecom Consumer-Protection Institute's response to TOT's letter that NTC has been of the opinion that the entering into the agreement or business among private sectors is in accordance with the principle of freedom of contract of private autonomy by which the parties have to be bound and NTC has no authority to prohibit the entering into the said agreement of the parties.

Notwithstanding the foregoing, should the administration court give a judgment according to TOT request prohibiting AIS and other operators to enter into the Interconnection Agreement; the result shall be that AIS shall not be forced to comply with the said laws. But if the administrative court dismiss TOT request, AIS shall have to comply with the said laws. The main feature of this law shall enable each operator to directly interconnect and pay an interconnection charge according to actual traffic use among its network. The interconnection charge of each operator shall reflect its actual cost which arising from the traffic usage between the networks of each operator and result in a free and fair competition which shall benefit to the economic and society as a whole. For AIS's opinion, this law shall prevent other operators from further starting the price competition which shall encourage the subscribers to consider the quality of the network instead of only the price whenever making selection of mobile phone service.

1.4 Significant Commercial Dispute due to Excise Tax

1.4.1 AIS and TOT Public Company Limited

On 22 January 2008, TOT Public Company Limited (TOT) submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,462.51 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 Jan 2007 until the full payment is made.

At present, the said dispute is pending on the Company's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of the Company because the Company's management understands that this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

1.4.2 DPC and CAT Telecom Public Company Limited (CAT)

On 9 January 2008, CAT Telecom Public Company Limited (CAT) submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449.09 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500.06 million, totalling Baht 3,949.15 million.

At present, the said dispute is pending on DPC's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated 11 February 2003. Thus, DPC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet.

2. Market and Competition Risk

2.1 Price Competition

Thai mobile industry has been closing to a saturation point. As at the end of 2007, the penetration rate was 80 percent implying that consumer growth started to slow down. As a result, price competition appeared to be the major factor in determining an operator's market position and financial situation. As the leader of the wireless telecoms industry in Thailand, AIS is always recognised as being a complete service provider both in terms of network quality and network coverage throughout the country. Together with value for money tariff plans, a wide-variety of services, and continuous relationship building with customers, the Company has readily prepared itself to deal with the rapidly changing market situation. This can be seen with innovative promotional packages which target and suit the behaviour of specific customer groups, particularly those who tend to switch to new number for cheaper promotion (replacement SIM package), or customers who holding more than one SIM (multiple SIM users).

Those two customer groups are increasing rapidly so that AIS has launched a package to capture the customers that enjoy the "on-net traffic" and expand the Company's share of the market. Moreover, AIS has also designed and launched a series of new service rates as well as create a feeling of "Community" with an "Emotional Marketing" campaign to cover the Teen segment which is the target group of every service provider as it contains a high usage rate and has the potential to become a long-term customer base in the future.

To serve those customers who living upcountry, most of which are considered to be the first time users, AIS has differentiated itself from other service providers by putting greater emphasis on network quality, wider coverage in remote areas, and call-out availability, and by offering special rates to customers living in the same area. Partnerships, alliances, and subsidiaries have also been formed offering customers who live in remote areas a valuable opportunity to own a mobile phone through a limited fund. This offer and promoting of strong family relationships allows customers to contact much-loved family members anytime, anywhere even when they are far away from each other.

Furthermore, AIS has also been strengthening its main distribution channels, Telewiz, dealers, and smaller distributors (sub dealers), and has established an alliance with corporations of many different industries to help distribute products and services to every customer segment more efficiently.

As a result of such price competition, especially during the period of a saturated market, it is evident that continuing to use this strategy would not be advantageous for either industry growth or positive yield rate. Instead, operators have tended to focus on customer relationship building to form long-lasting partnerships. AIS has for a long time placed great emphasis on Customer Relationship Management (CRM) with the intention of avoiding fierce price competition as well as maintaining customer engagement by improving network quality and service standards and introducing new innovation in services. This can be seen through the many customer privileges such as the AIS Plus and the AIS Serenade programs, or through Serenade Personal Assistant, an impressive personal assistant service for each Serenade customer with direct line contact 24-7, which is perceived as total brand differentiation from competitors. Consequently, these strategies have given the Company an advantage under such difficult circumstances.

AIS is always determined to develop and generate new creative ideas depending on the changing situation. This also includes promoting a strong corporate culture so that all services are of the highest quality and satisfy customers' needs the most.

2.2 Economic Recession

The Thai economy in 2008 is predicted to expand slightly compared with 2007, which saw a growth rate of approximately 4.5% (reference: National Economic and Social Development Assembly). After the election period, it is likely that investment will increase for both private and public sectors; in particular, the government is planning to increase investment for mega projects which they believe will stimulate positive performance in manufacturing and increase the employment rate in related businesses. In the private sector, there will be long-anticipated investment in projects which have been on hold for the last two years due to political disruption. This period should bring new and distinct policies with financial support after the government increases public sector spending. However, the rapidly increasing price of oil, predicted to continue to rise further next year, could be an important risk factor and could have a great impact on the country trying to recover from a recession, especially with the additional risk of a global economic slowdown next year.

The above information illustrates that economic conditions next year are going to remain sluggish but will improve slightly on the current year. This will result in greater consumer confidence and higher consumer spending, particularly in the mobile phone industry. AIS is expected to feel the impact only slightly as mobile phone services have already become a large part of customers' lifestyles. In addition, AIS has launched many campaigns which stimulate usage through various promotions presenting different tariff rates which suit different usage behaviours. For instance, GSM advance and One-2-Call! are suitable for medium-high usage, and Sawasdee, an intensive call-receiving program whose promotion period was lengthened for one year, is suitable for people who rarely make outgoing calls. With the rising of oil price, the mobile phone could be seen as a low-cost alternative for the business traveller in that effective communication through a conference call can eliminate the need for personal contact.

AIS therefore believes that even in such a difficult competitive environment, the Company will be able to operate smoothly and deliver the most valuable products and services to customers.

2.3 Number Portability

According to the Telecommunications Service Operation Act B.E. 2544, Section 12, a new Number Portability ruling has been designated which requires customers to use a single set of mobile numbers throughout all networks. It is also intended to reduce the amount of mobile numbers in use by making every number available for registration with any operator as well as providing opportunities for consumers to protect their rights and benefits as service users, thus creating additional value to mobile number utility.

On 31 August 2007, the National Telecommunications Commission (NTC) announced regulation code 37/2550 associated with the establishment of a committee for the feasibility and preparation of mobile number portability operations. Its aim is to establish a managerial structure and organisational guidelines to enable consumers to use the same single mobile number with any operator. This includes designing the technical structure and a central database system, and investing in equipment that can enable operations to run efficiently. In accordance with this, NTC has also given service operators a chance to coordinate with them in the research process and proposal making stage, and through various methods of development. Such activities are currently in progress and four meetings have already taken place.

This announcement will stimulate competition amongst mobile phone operators because Number Portability provides the opportunity for customers to move their services across operators independently, especially if a service operator has not put enough effort in to improve its network quality or create value for money for its customers. However, this is a macro risk for the telecommunications industry as service operators cannot anticipate the unpredictable behaviour of customers after Number Portability is launched.

AIS believes that it is now ready to take immediate action and is prepared especially based on its strong financial structure and in terms of its network readiness as it is the leader in terms of network coverage and quality. This also includes brand strengthening, one of AIS's strategies, by analysing consumer behaviour, designing various new products and services to meet customers' demands, and managing each customer segment including existing and prospective customers, and those who may churn. Additionally, with emphasis on CRM, which was implemented in 2000 and is still ongoing, the Company can expect customers to be completely satisfied and feel confident with its services, which in turn will enable the Company to expand its customer base.

3. Operational Risk

Having established an extensive network covering the entire country and with a large operational task force dedicated to service quality at all times, customers of the AIS network are able to connect to each other without difficulty as the Company has a complete and reliable control system. AIS has recognized the risks that may arise when dealing with application and operation equipment or devices, especially if the service is not appropriate. The Company has drawn up guidelines for efficient network performance administration and management, and a Network Operation Center (NOC) has been set up to be responsible for monitoring and assuring the quality of the AIS network meets standards and functions properly at all times. Moreover, if an error occurs at a switching center or during transmission, it can be detected immediately and reported to the job owner for immediate corrective action. Another department, Operations and Maintenance (O&M), is responsible for maintaining Base Transceiver Stations and transmission following standards in suppliers' instruction manual. In addition, the Network Quality Management (NQM) department operates as a network quality administrator that monitors the performance nationwide and report to top management. Performance results can then be used as a guideline for creating a continuously improving network development plan.

Moreover, the Company has launched guidelines to be used for handling business risk, and provides a Business Continuity Plan to support the performance of operations, especially for critical functions. AIS also believes that as it is being operated and managed by professional and experienced staff who specialize in running such a large network, the quality of services will be constantly first class.

4. Technology Risk

The rapid change in technology has become a key factor in competition in the telecommunications industry. To hesitate and fail to adapt to new technology may cause an operator delay in sustaining long-term performance. AIS anticipates that the third generation (3G) mobile technology and the high-speed Internet technology through WiMAX will be readily available in the future and further increase competition. At present, NTC has not granted 3G and WiMAX licenses to any operator yet. The timeframe of 3G and WiMAX licensing is uncertain to the Company. However, AIS continues to focus on 3G readiness, staff development, technology simulation, strategic planning, and budgeting in order to be ready to offer quality services when such licenses are granted. Furthermore, during this time of unclear policy from NTC regarding new licenses, AIS has already invested in EDGE technology to add value to the potential of existing technology, to increase the speed of data transfer in the network, and to pave consumer readiness towards 3G technology.

Acquiring new technology and being able to respond to the various demands of customers are essential for every operator. As equipment is not manufactured in Thailand, competition is based only on application development approach to ensure customer satisfaction. AIS is constantly in close touch with its customers developing a wide variety of applications to create long lasting impressions. Recently, Super Broadband Network Company Limited (SBN), a subsidiary of AIS, has started a pilot VoIP project called "AIS Net Call" through a WiFi network installed at the University of the Thai Chamber of Commerce available to students to make calls via the Internet to the AIS network free of charge. This is one project developed under a strategic marketing concept which aims to retain satisfied customers of trial services to become long-term AIS customers in the future.

5. Financial Risk

Interest Rates

The Company's revenue, loans, and expenditure are predominantly in Thai baht. However, there is still risk arising from fluctuating currency exchange rates because of the need to import supplies such as network equipment and operation equipment from abroad. In 2007, the Thai baht was appreciated against the US dollar, and at the same time financial institutions both inside and outside the country increased their awareness when lending credit. In times of economic recession, AIS has always made careful financial decisions. At the end of 2007, AIS had a long term loan amount of 26,474 million Thai baht, which included 33.54 million US dollars and 30,568 million Japanese yen. In order to prevent risk from fluctuating exchange rates and interest rates of foreign currencies, the Company has enter into the SWAP contracts to turn debt from foreign currencies into Thai baht, also including interest rates in Thai baht. When considering a SWAP contract, the Company will take into account the current situation in each market, a stable interest rate being priority, so as to reduce the impact from fluctuating exchange rates and interest rates. At the end of 2007, the Company held a float rate loan amount of 14 percent of the total loan amount.

6. Human Resources Risk

Risk from employee readiness to replace top management positions

AIS has always realized the value of human resources and its benefit to the Company. Thus, when the time comes for key positions to be filled, the Company will always be able to provide a quality replacement so that each unit will be able to function continuously with good performance. For such a large organizational structure, the Company could face high risk related to the readiness of the next generation of employees to work at higher levels within the organization.

Accordingly, AIS has implemented a successor plan for next generation managers and has established a team composed of top management from every department to design guidelines for the selection process, the staff preparation stage, and other necessary stages involved in promoting key staff. This includes the creation of individual development plans, started in 2006 and still ongoing, which incorporates an evaluation step for selected employees who are considered valuable to the Company, and which assesses their readiness and reports their progress to the Succession Planning working team.

7. Risk if we are deemed to be a "foreigner" under the Foreign Business Act

The Foreign Business Act B.E. 2542 (the "FBA") is an act to stipulate the qualification of Thai company and the level of permitted foreign shareholdings in Thai companies. A definition of "foreigner" defined in the FBA also applies in the Telecommunications Business Act B.E. 2544 (the "TBA") as regards qualifications of applicants for licenses under type 2 and 3. There is a provision under FBA prohibiting Thais to act as nominees for foreigner carrying on businesses which require permission.

In 2006, the Ministry of Commerce investigated shareholding on behalf of foreigners in companies including major shareholders in Kularb Kaew Co., Ltd. ("Kularb Kaew"), a Thai company holding shares in Cedar Holding Co., Ltd. ("Cedar"), which is a major shareholder of Shin Corporation Public Co., Ltd. The issue is whether a major Thai shareholder of Kularb Kaew holds shares on behalf of foreigner. The Ministry of Commerce has summarized the case and referred to the public prosecutor for prosecution in the Criminal Court. The case is under the process by competent official.

If Kularb Kaew is found under a final adjudication to be a "foreigner," then Cedar could be deemed to be a "foreigner" and Shin Corporation Public Co., Ltd., the Company and DPC could also each be deemed to be a "foreigner". In addition to FBA, the court has power to order those holding shares on behalf of foreigner to discontinue holding shares. However, the Company and DPC believe they have not committed any offence. As a result, the Company and DPC may find new shareholders to replace those alleged to have held shared on behalf of foreigner. Failure to replace the shareholders might affect qualifications of the Company and DPC to apply for new licenses.

The concession agreement granted to the Company does not contain a clause of shareholding limitation by foreigner.

We cannot assure that the case will not impact the concession agreement and licenses of the Company and DPC.

8. Risk on litigation to which we are not a direct party

On March 20, 2006, Mr. Satra To-Orn submitted a complaint to the Central Administrative Court (the "CAC") against the Ministry of Information and Communications Technology (the "ICT Ministry"), the Ministry of Transportation (the "Transport Ministry") and the Prime Minister's Office (the "PRIME MINISTER'S OFFICE") as the defendants, requesting the court to (i) order the defendants to terminate the concession agreement entered into with AIS; and (ii) grant a temporary injunction preventing new shareholders from taking any action or receiving any benefit under such concession.

Mr. Satra claimed that the defendants should have terminated the concession agreement following the transfer of the Company shares to new shareholders which resulted in a material change in shareholding structure and in control of operations of the Company that carries on businesses based on Thai national resources. The CAC ruled that Mr. Satra had no right to claim because he had not been a party to the concession agreement. However, Mr. Satra appealed to the Supreme Administrative Court which later ruled that Mr. Satra could claim citing his public interest on the ground that if the Company's businesses were under control of a foreigner, it would cause damage or result in national security and unavoidably affected Mr. Satra. Accordingly the Supreme Administrative Court ordered the CAC to accept and try the complaint which is now in the process of hearing.

The Company should not be affected in so far as there is no decision to the extent that state officials have acted in accordance with the actions cited in the complaint and that shareholders of the Company are under control of the foreigner by the final adjudication. In addition, whether or not the concession agreement could be revoked shall be considered under the terms and conditions of the concession agreement.

Management Structure of Advanced Info Service Public Company Limited


Board of Directors
Nomination Committee
Remuneration Committee
Audit Committee
Executive Committee
Chairman of Executive Committee
Mr. Somprasong Boonyachai
Chief Executive Office
Mr. Vikrom Sripratakss
Chief Marketing Officer
Mr. Sanchai Thiewprasertkul
(Acting) Chief Technology Officer
Mr. Vikrom Sriprataks
Chief Customer Officer
Mrs. Suwimol Kaewkoon *
President
Mr. Wichian Mektrakarn
Chief Finance Officer
Mr. Pong-amorn Nimpoonsawat

■ *The top four (4) management positions, according to the definition of the SEC*

* *Duly appointed effective 1 December 2007*

Management and Good Corporate Governance

Management Structure

The Company's management structure comprises of the Board of Directors and the Executive Committee including three sub-committees: the Audit Committee, Remuneration Committee and Nomination Committee as detailed below:

1) Board of Directors

As of 23 January 2008, there are 11 members of the Board of Directors as follows:

1.	Dr. Paiboon Limpaphayom	Chairman of the Board of Directors and Independent Director
2.	Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee, and Independent Director
3.	Mrs. Tasanee Manorot	Member of Audit Committee and Independent Director
4.	Mr. Surasak Vajasit	Member of Audit Committee and Independent Director
5.	Mr. Suphadej Poonpipat	Director
6.	Mr. Vasukree Klapairee	Director
7.	Mr. Allen Lew Yoong Keong	Director
8.	Mr. Yuen Kuan Moon *(Duly appointed to replace Ms. Koh Kah Sek effective on 23 January 2008)*	Director
9.	Mr. Vikrom Sriprataks *(Duly appointed to replace Mr. Boonklee Plangsiri effective on 11 May 2007)*	Director
10.	Ms. Nidchanun Santhavesuk *(Duly appointed to replace Mrs. Siripen Sitasuwan effective on 11 May 2007)*	Director
11.	Mr. Somprasong Boonyachai	Director

The Authorized Directors are

Mr. Somprasong Boonyachai, Mr. Vikrom Sriprataks and Ms. Nidchanun Santhavesuk, two out of these three directors collectively sign with the Company's seal affixed.

The Company Secretary is under selection and appointment process.

The Board of Directors will convene regular meetings every quarter. In 2007, there were seven Board of Directors meetings, and three extra meetings.

Scope of Authority and Duties of the Board of Directors

1. The Board of Directors is empowered to appoint and make amendments to the Authorized Directors to affix their signatures binding the Company.
2. The Board of Directors shall perform its duties in compliance with the law, the Company's objectives, the Articles of Association, as well as the resolutions that require prior approval from a shareholders' meeting, i.e. those issues required by law, the related transactions, the purchase of significant assets as required by the Stock Exchange of Thailand or other public agencies, and etc.
3. The Board of Directors may appoint any other person to carry out the Company's business under the supervision of the Board, or empower such persons, for a period of time that the Board deems appropriate, provided that the Board may cancel, revoke or amend such authorization.

In this regard, the Board of Directors has empowered the Executive Committee to perform duties as per the scope of duties and responsibilities of the Executive Committee.

Such delegation of authority shall not constitute the authority or substitution to allow the Executive Committee, or a person authorized by the Executive Committee, to approve those transactions related to a party in conflict, a party in interest or any other party with a conflict of interest (according to the Company's Articles of Association and SEC's notification) with the Company or subsidiary companies, except for the approval on any item in accordance with the policies and criteria approved by the Board of Directors.

2) Executive Committee

As of 23 January 2008, there are 5 Members of the Executive Committee as follows:

1.	Mr. Somprasong Boonyachai	Chairman of the Executive Committee
2.	Mr. Allen Lew Yoong Keong[1/]	Deputy Chairman
3.	Dr. Dumrong Kasemset	Member of the Executive Committee
4.	Mr. Vikrom Sriprataks [2/]	Member of the Executive Committee
5.	Ms. Nidchanun Santhavesuk [3/]	Member of the Executive Committee

[1/] *Appointed effective 11 May 2007*

[2/] *Appointed to replace Ms. Yingluck Shinawatra since 11 May 2007.*

[3/] *Appointed to replace Mrs. Siripen Sitasuwan since 11 May 2007.*

The Executive Committee will convene the meeting every month. In 2007, the Executive Committee convened a total of 12 general meetings and 2 extra meetings and reported to the Board of Directors monthly.

Scope of Authority and Duties of the Executive Committee

1. To set the policies, direction, strategies and the structure of administration, as well as the principles for the commencement of the Company's business in terms of the maintenance and support of the economic conditions and competitiveness of the business, as set forth and announced to the shareholders, which shall be submitted to and endorsed by the Board of Directors.
2. To map out the business plan, the budget and other administrative functions of the Company, which shall be submitted to and endorsed by the Board of Directors.
3. To examine and monitor that those Company's policies and various administrative regulations are implemented effectively to support the operations of the business.
4. To examine and monitor that the results of the Company's operations are in accordance with the prior approved business plan.
5. To consider large-scale investment projects of the Company.
6. To occasionally conduct other activities, as requested by the Board of Directors.
7. The Executive Committee may grant substitution, but not the nature to allow such person to approve a transaction related to a party in conflict or any conflict of interest (according to the Company's Articles of Association and SEC's notification), except for the transactions in compliance with the policies and rules approved by the Board of Directors.

Financial Authorization

The Executive Committee shall have the authority to approve financial transactions but not to exceed Baht 800 million. Such authorization shall include the approval of expenses related to normal operation of business, investment, capital expenditures and investment in fixed assets, borrowing, lending, acquiring credit line, and the issuance of debentures, together with provisions for collateral, loans or credit guarantees, etc. Excluded are the financial and banking operations of the Executive Committee in terms of deposits, loans, the preparation of tools for the management of foreign exchange and the risks associated with interest rates, with the credit line not exceeding Baht 5,000 million.

The approval of the above transactions shall not constitute such authority or substitution to allow the Executive Committee or a person to approve such transactions related to a party in conflict, a party in interest or any other party with a conflict of interest (according to the Company's Articles of Association and SEC's notification) with the Company or a subsidiary company, except for the transactions in compliance with the policies and criteria approved by the Board of Directors.

3) Audit Committee

As of 23 January 2008, the Audit Committee comprises of Independent Directors whose qualifications meet the criteria required by the Stock Exchange of Thailand. They are highly experienced individuals in the areas of finance, accounting and management.

1.	Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee, and Independent Director, *attended a total of 13 meetings.*
2.	Mrs. Tasanee Manorot	Member of the Audit Committee and Independent Director, *attended a total of 13 meetings.*
3.	Mr. Surasak Vajasit	Member of the Audit Committee and Independent Director, *attended a total of 13 meetings.*

The Audit Committee convenes a meeting regularly once a month. In 2007, the Audit Committee convened a total of 13 meetings and which the Audit Committee reported to the Board of Directors quarterly.

Scope and Duties of the Audit Committee

1. The Audit Committee shall supervise and oversee the Company's state of affairs in order to show precisely and ensure that Management and executive directors, who are accountable to shareholders of the Company, execute their duties with honesty and responsibility, and in accordance with the policy of the Board of Directors accurately and the policy of the Company completely, reaching a level of standard practice.
2. The Audit Committee shall have the following duties and responsibilities:
   - 2.1 To review that the Company's financial statements are prepared in accordance with legally defined accounting principles and adequately disclosed.
   - 2.2 To review that the Company has established appropriate and effective internal control and internal audit.
   - 2.3 To review that the Company has complied with the laws on securities and exchange, regulations issued by virtue thereof, and other applicable laws.
   - 2.4 To consider nomination and appointment of the auditor and the annual audit fee of the Company.
   - 2.5 To review and express opinions on entering into related transactions by the Company and its affiliates to be in compliance with the rules and regulations prescribed by the Stock Exchange of Thailand.

2.6 To consider accurate and complete disclosure of related information in the case that transactions or related transactions cause a conflict of interest.

2.7 To review that the Company has established an appropriate and effective risk management system.

2.8 To approve appointment, assignment, removal and appraisal of the Chief Audit Executive.

2.9 To review and approve the Charter of Internal Audit activities, audit plans and activities of Internal Audit, and coordinate with the external auditor.

2.10 To prepare a Corporate Governance report and disclose the same information in the Company's annual report. The Chairman of the Audit Committee shall sign the report.

2.11 To report the performance of the Audit Committee to the Board of Directors at least four times a year.

2.12 To have the authority to invite concerned executives, Management and officers of the Company to express opinions, attend meetings or deliver documents as deemed necessary.

2.13 To have the authority to retain a consultant or other third person to express opinions or give advice as deemed necessary.

2.14 To review and evaluate the scope of the performance of the Audit Committee on an annual basis.

2.15 To perform other duties as assigned by the Board of Directors of the Company with the consent of the Audit Committee.

4) Remuneration Committee

As of 23 January 2008, there are three members of the Remuneration Committee as follows:

1.	Dr. Paiboon Limpaphayom	Chairman
2.	Mr. Aviruth Wongbuddhapitak	Member
3.	Mr. Somprasong Boonyachai [1/]	Member

[1/] *Duly appointed to replace Mr. Boonklee Plangsiri effective on 11 May 2007*

In 2007, the Remuneration Committee convened 3 meetings to consider the Economic Value Plan for Employees. In addition, the Committee considered the remunerations of chairman of the Board of Directors, independent directors and outside directors as well as general policy on remuneration for the year 2007 and reported to the Board of Directors.

The Scope of Authority and Duties of Remuneration Committee

The Remuneration Committee shall have the authority and duties as follows;

1. To designate necessary and proper remuneration both in and not in monetary form of the Board of Directors, the Committees and the Chairman of Executive Committee in every year.
2. To set up regulations and policies in designating remuneration of the Board of Directors and the Chairman of the Executive Committee to propose to Board of Directors and/or to shareholders meeting for approval as the case may be.
3. To report directly to the Board of Directors and be responsible for informing and answering all queries concerning remuneration of the Board of Directors and the Chairman of Executive Committee in shareholders' meeting.
4. To report the policy concerning the remuneration of the Board of Directors, the principle reason and purpose of the policy in the annual report.
5. To proceed with any other matters as assigned by the Board of Directors.

5) Nomination Committee

As of 23 January 2008, there are 3 members of the Nomination Committee as follows;

1.	Dr. Paiboon Limpaphayom	Chairman
2.	Mr. Somprasong Boonyachai [1/]	Member
3.	Mr. Surasak Vajasit	Member

[1/] *Duly appointed to replace Mr. Boonklee Plangsiri effective on 11 May 2007*

In 2007, the Nomination Committee held 3 meetings to consider appointment of the Company's Directors and determine their authoritative power to replace the four (4) Directors who completed their terms according to the Company's Articles of Association. The results were reported to the Board of Directors.

The scope of Authority and duties of the Nominating Committee

The Nomination Committee shall have the authority and duties as follows:

1. To set up regulations and policies in nominating directors and the committee members of the Company.
2. To select directors and the committee members by considering appropriate persons in order to propose to the Board of Directors and/or shareholders' meeting for approval as the case may be.
3. To select appropriate person to be appointed as the Chairman of the Executive Committee in case of vacancy including regulation in succeeding the position.
4. To proceed with any other matters as assigned by the Board of Directors.

6) Management Team

As of 23 January 2008, the Company's Management Team is as follows:

1.	Mr. Somprasong Boonyachai	Chairman of the Executive Committee
2.	Mr. Vikrom Sriprataks	Chief Executive Officer and (Acting) Chief Technology Officer
3.	Mr. Wichian Mektrakarn	President
4.	Mr. Sanchai Thiewprasertkul	Chief Marketing Officer
5.	Mrs. Suwimol Kaewkoon	Chief Customer Officer
6.	Mr. Pong-amorn Nimpoonsawat	Chief Finance Officer

Selection of Directors

The Company has prescribed the following guidelines for the selection and appointment of directors:

(1) At the annual general meeting of shareholders, one-third of the directors shall leave office. If one-third is not a round number, the number closest thereto shall be the applicable number. The directors to vacate office within the first and second year following company registration shall draw lots. In the following years, the directors serving the longest shall resign. The vacating directors may be re-elected.

(2) In the case of a vacancy in the position of director, for reasons other than the completion of the term, the Board of Directors shall appoint a new director with the required qualifications, and without any characteristics that would prohibit him/her from acting as director, as per clause 68 of the Public Company Limited Act B.E. 2535,

to serve as new director in the next Committee meeting, excluding such case where the remaining term is less than two months. Such appointed director shall assume the position for the remaining term of the vacating director.

Nevertheless, the Company has set up a Nomination Committee to designate principle and policy in nominating qualified person to attend the Board of Directors provided that the shareholders' meeting shall appoint the director, as per the criteria and procedures prescribed in the Company's Articles of Association.

(1) Every shareholder shall have one vote for each share of which he/she is the holder;

(2) Each shareholder may exercise all the votes he/she has under

   (1) above to elect one or several directors. In the event of electing several directors, he/she may not allot his/her votes to each unequally.

(3) The persons receiving the most votes in the respective order of votes shall be elected as directors at the number equal to the number of directors required at that time. In the event that votes among the persons elected in order of respective votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

Pursuant to the Agreement Permitting the Operation of Mobile Phone Services between the Company and TOT Public Company Limited (formerly the Telephone Organization of Thailand (TOT)), one representative of TOT shall be a director of the Company. In accordance with the conditions set forth in the Agreement with major shareholders, i.e. Shin Corporation Plc. (SHIN) and SingTel Strategic Investments Pte. Ltd. (STI), SHIN shall appoint four directors and two directors appointed by STI.

Definition of Independent Director

An Independent Director is a qualified individual and possesses an independency according to the Company's Corporate Governance Policy established by the Board, and the criteria established by the Stock Exchange of Thailand. An Independent Director must:

1. hold shares of not more than 0.5% of the paid-up capital of the Company, affiliates, connected companies or related companies. Such shares shall include those held by related persons.
2. have no participation in management of the Company, an affiliate, a connected company, a related company or a major shareholder of the Company, and not an employee, an officer or a consultant earning a monthly salary from the Company, a connected company, a related company or a major shareholder of the Company.
3. be director who has no direct or indirect interest in terms of finance and management of the company, an affiliate, a connected company, a related company or a major shareholder of the Company, or a director having had no direct or indirect interest as stated earlier for a period of one year preceding nomination as an Independent Director, except in the case where the Board of Directors, after deliberate consideration, is of the opinion that such previous interest does not affect performance and capacity to express independent opinions.
4. be a director who is not a related person to or a close relative of management or a major shareholder of the Company.
5. not be nominated to protect the interests of director, a major shareholder, or any shareholder who is related to major shareholder.
6. be able to perform duties, or express opinions or reports as assigned by the Board of Directors without any influence from executives or major shareholders including related persons or close relatives of such persons.

Good Corporate Governance

The Company has prescribed a policy to encourage good corporate governance, vision and responsibility on the part of the Board of Directors and management to enhance the competitiveness of the Company and to increase the confidence of its shareholders, investors and other related parties. Furthermore, it has the mechanism to control and balance management's authority to promote transparency, respectfulness the rights of shareholders and responsibility to stakeholders. The aforementioned policy is regarded as the major issue in long-term increasing value and maximization of profit to the Company's shareholders. The Board of Directors has discussed annually in order to review good corporate governance policy while communications has been made continuously to the Board of Directors, executives and employees of the Company to create awareness and practice.

The Company has complied with the principles of good corporate governance for listed companies, which have been laid down by the Stock Exchange of Thailand and presented into 5 categories as follows:

1. Rights of Shareholders
2. Equitable Treatment of Shareholders
3. Role of Stakeholders
4. Disclosure and Transparency
5. Responsibilities of the Board of Directors

1. Rights of Shareholders

The Company acknowledges the rights and equality. Shareholders are entitled to receive the Company's operational results and management policy as well as their share of the Company's profits and attending shareholders' meetings. Besides, all shareholders shall receive equal rights according to the Company's Articles of Association and the related law. In order to ensure that all shareholders receive equal rights, the Company has arranged for effective and transparent shareholders' meeting procedures with implementation of measures to control the use of internal information, inter-communications and disclose sufficient information.

At each meeting, the Company shall serve a notice, once completely prepared, or posed visibly on the Company's website at www.ais.co.th not less than 14 days in advance, so the shareholders shall have access to information. Each agenda shall contain opinion by the Board of Directors and minutes of the meeting shall be accurately recorded for review by shareholders. In 2007, the Company posted a notice on the Company's website 22 days prior to the meeting while minutes were posted 14 days after the meeting.

The notice contains detail informing shareholders to bring all necessary documents to each meeting so as to preserve their voting right. On the day of the meeting, shareholders can register their right 2 hours prior the meeting commences.

At every meeting, shareholders who cannot attend the meeting in person are able to appoint at least 1 independent director as proxy to attend and vote on their behalf provided details of such independent directors have been specified on the notice.

Furthermore, the Company facilitates its shareholders by preparing a convenient meeting room, the size to which being appropriate to the number of participants. The shareholders can grant their voting and attendance rights to a representative by a proxy letter in the case that they are unable to attend.

The Company delegates members of the Board, especially the Chairman of the Board and Chairman of the Committee, to attend its annual meeting of shareholders and thus answer any enquires raised by shareholders. In addition, the Audit Committee comprised of independent directors shall attend every meeting. The Chairman of the meeting or any person delegated has the responsibility of allocating adequate time to shareholders and encouraging shareholders to express opinions, give recommendations and raise questions during the meeting. The Chairman must also facilitate equal opportunities for shareholders in order to audit the Company's operations. In addition, questions, issues or important opinions are recorded in the minutes of the meeting.

In 2007, the Company held its annual general meeting of shareholders on 25 April 2007 from 10.00 - 12.00 hrs at Shinawatra Tower III, 1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok. In the meeting, voting was undertaken sequentially according to the agenda and each agenda was approved by the shareholders.

In 2008, the Company shall issue general policy to encourage shareholders to express their opinion and raise questions on issues relating to the Company prior to the meeting by posing such policy on the Company website for study in advance. The policy shall be implemented as and when the Company deems appropriate.

2. Equitable Treatment of Shareholders

The Company recognizes shareholders legal rights and has policy to provide equitable treatment as well as protect fundamental rights thereof.

The Company has adopted measures to prevent the Board and Executives to use inside information or abusive self-dealing so as to take advantage for their own or others such as insider trading or disclosure of inside information to those related to the Board and management which might cause damage for shareholders as a whole. In addition, the Board of Directors and management shall file on a quarterly basis report of their securities compared with preceding quarter so that the Board of Directors can be aware of any change thereof. In 2007, the Board of Directors and management have duly adhered to this requirement and there appeared no violation in such prohibitive periods.

In 2008, the Company shall issue general policy by posing on the Company's website to ensure whether the Company should include additional agenda including nomination of directors as proposed by minority shareholders. Such nomination should be submitted to the Nomination Committee and supported by data, information and consent by those so nominated prior to the date of meeting. The policy shall be implemented as and when the Company deems appropriate.

3. Role of stakeholders

The Company recognizes stakeholders' legal rights and has a policy to protect and treat such rights with due care in order to instill confidence. The Company identifies and prioritizes stakeholder groups in an appropriate way to include shareholders, management, employees, customers, suppliers, competitors and the wider community. In addition, the Company provides cooperative support among these various groups of stakeholders in accordance with their roles and duties. This enables the Company in the operation of its business to generate stability and wealth whilst meeting the interests of all parties equally. For example :

Shareholders : The Company aims to represent the best interests of its shareholders in all its business operations by concentrating on long-term growth and value. The Company provides continuous and high returns to its shareholders incorporating the transparent and accurate disclosure of information.

Employees : The Company aims to develop and create a dynamic positive working culture, which includes the promotion of teamwork, the creation of opportunities and the continuous enhancement of employee's competencies. Maximization of human resources is considered to be of great benefit to the Company.

Community : The Company, being Thai owned, strongly identifies with its reliabilities and recognition as part of the community. It takes on a wide range of duties and responsibilities, which involve helping local communities in support of business related activities and public events.

Customers : The Company aims to ensure that customers are satisfied with and confident to receive quality products and services at reasonable prices. The Company also provides accurate, comprehensive and honest information relating to the products and services it provides.

Suppliers : Business operations with suppliers should not be harmful to the reputation of the Company and should not be in any conflict with laws or regulations. The Company places great importance on the common interest shared with suppliers regarding the conduct of equitable business operations. Selection of suppliers is conducted with great care, as the Company recognizes that suppliers are an important factor in creating a viable business value chain to its customers.

Competitors : The Company supports and encourages a free trade policy. The business must operate within fair and just system without monopoly or limitation on the Company's suppliers or vendors to sell only the Company's goods.

In addition, the Company has keen interest to implement a policy on preservation of environment and social contribution. Expansion and development of network throughout the country have been proceeded with care to minimize impact on environment. In 2008, the Company will implement a policy to link lives and relationship of Thai people using concept of "Bridge" to carry and lead all subscribers to better quality of lives. In this regard, the Company shall issue a clear general policy to monitor impact on environment from operation.

4. Disclosure and Transparency

The company gives a high priority to the disclosure of the Company's information, committed to the accuracy, completeness, transparency, quality, and timeliness. Financial reports, operational guidelines and other information are released to investors and the public through the Stock Exchange of Thailand and the Company's website www.investorrelations.ais.co.th. The Company also has the Investor Relations Department that regularly communicates with the shareholders, investors, and analysts. The department maintains its regular contact through email at investor@ais.co.th or telephone at +662 299 5116. In addition, the Compliance Department is responsible for information disclosure to the Stock Exchange of Thailand (SET) and the Securities and Exchange Commission (SEC) to ensure that the Company complies with the laws and regulations.

The Company releases on quarterly basis its financial reports, analysis and discussion from management, and operational highlights. The Company also organizes semi-annual conference for its mid-year and year-end result by the top management to communicate with the investment community, its operational performance and strategic direction. In addition, the Company arranges an annual investor day for fund managers and analysts to gain more understanding of the Company's ongoing business and insights to the Company's operations under various business units.

Members of the Board have an independent access to the Company's senior management and secretary at all times in case of requiring additional information on the Company's operational results and other information besides those received from the Board meeting on a regular basis. In addition, analytical financial reports of the company as well as those related to its subsidiaries and competitors were published and presented to the Board, enabling them to keep abreast of the key issues and important developments in the industry.

The Company adheres to ethics, faithfulness and honesty in operating its business along with its customers, suppliers, investors and shareholders by establishing a code of conduct and IT security regulations. These guidelines are for the Company's directors, management and employees at all levels in order to prevent unauthorized access and disclosure of the confidential information.

5. Responsibilities of the Board of Directors

5.1 Leadership and Vision

The Board of Directors should participate in determining the vision, policy and business direction of the company including asserting control over administration in order to ensure efficient and effective business operations that run to a pre-determined business plan and budget. There is clear segregation of duties between the Board of Directors and management, and between the Board and shareholders. In addition, the Board of Directors must prepare an assessment process for appropriate internal control systems, corporate governance systems, internal audits, risk management, financial reports and regular business follow-up processes including an assessment of the Board of Directors itself. The Company encourages directors to attend an appropriate training course organized by the Thai Institute of Directors.

The Board of Director's Responsibilities

1. To perform its duties in compliance with the law, the Company's objectives and Articles of Association, including resolutions of the shareholders' meetings, with honesty, integrity and prudence while protecting the Company's interest.
2. To set up policies and the direction of the Company's business operations and monitor the implementation of the Company policy by management to ensure efficiency, effectiveness and maximum value to the Company and its shareholders.
3. To consider and approve material issues as stipulated by law.
4. To evaluate performance and determine remuneration for the Company's management.
5. To set up the Company's vision in order to gain results from operations and the management process by stating the intention of every working process.
6. To establish reliable systems of accounting financial reporting and auditing. This includes evaluating procedures in internal control assessment and follow-up processes, and ensuring the efficiency and effectiveness of internal audits, risk management and financial reports.
7. To ensure that no conflicts of interest occur amongst stakeholders.
8. To monitor business operations with the aim of ensuring ethical work standards.

Term of Member of the Board

The Company has a clear policy that an independent director shall be in the office for not exceeding 3 consecutive terms. An independent director who is also a member to the Remuneration Committee or the Nomination Committee, as the case may be, shall be in the office for the remaining term.

Directorship at Other Listed Companies

According to the principles of good corporate governance, a director should not be director for 5 other listed companies. In 2007, no member of the Board has been a director to exceed 5 listed companies.

Directorship Outside Group of Companies

The Company has no policy to delegate management team to become directors in companies outside group of companies unless otherwise approved by the Board of Directors, or positions in non-profit charity organizations.

5.2 Conflict of Interests

In order to prevent conflicts of interest, the Board of Directors clearly documents all policies and related approved processes. Policies and monitoring systems are in place to prevent management or concerned parties using inside information from the Company for personal gain.

The Board of Directors will be informed of any such conflict of interest or related transaction that may arise, and will carefully consider such issues in compliance with the regulations of the Stock Exchange of Thailand. This is managed under the same conditions as outside parties are dealt with (at arm's length). Details of all transactions including their value, reason and necessity are disclosed in the Annual Report and 56-1 Form. Some related transactions are assessed by individual assessors and individual financial consultants while others are compared to the market price.

5.3 Business Ethics

The Company has established a corporate philosophy and code of business ethics, which the Board of Directors, management and staff at every level abide by. This code is to be adhered to with integrity, justice and equitable treatment of the Company and all its concerned parties including the public and society in general. The Company rigorously enforces its code of ethics.

In 2003, the Company communicated its code of conduct to management and employees, and also publicized it on the Intranet systems. Furthermore, the Company provided a training course for management and established applicable follow-up processes. Management and superiors have the responsibility of monitoring and supporting their subordinates to comply with the code of conduct, and should be a good role model themselves.

5.4 Balance of Power for Non-Executive Directors

The appointment of the Board of directors is determined in compliance with the law and the Company's Articles of Association, and with agreement of its shareholders stating that one member of the Board must be a shareholder representative. The Board of Directors comprising 11 members, six of whom are representatives from respective shareholders while other directors, one representative from TOT, and four independent directors (40% of members) provides a balance between governance and management. The authorized directors shall be designated by the shareholders meeting.

5.5 Aggregation or Segregation of Positions

The position of Chairman of the Board of Directors and Chairman of the Executive Committee must be occupied by different persons. The structure of the Board of Directors consists of independent directors who comprise more than one-third of the total number of members. The Company clearly segregates duties, authorities and responsibilities between the Chairman of the Board and Chairman of the Executive Committee.

5.6 Remuneration for Directors and Management

The Company has specified the remuneration for directors at the rate used within the industry. The remuneration is also sufficient to maintain quality directors with the Company. The remuneration for the management is in accordance with the Company's operational performance and performance of the individuals.

The Remuneration Committee will determine necessary and appropriate remuneration, both monetary and non-monetary terms for the Company's directors, directors in the sub-committees and senior executives. The issue will be proposed at the Company's general shareholders' meeting, which is held on an annual basis.

1) Remuneration for the Board

Total monetary remuneration for the Chairman of the Board, independent director, and non-executive directors (six persons) was Bath 10,100,000, which was comprised of monthly allowance, bonus payments and meeting allowance. Executive director did not receive remuneration as directors.

Policy of remuneration as approved by general meeting of shareholders in 2007 shall not exceed Baht 12,000,000.

Policy on Remuneration for Directors for the Year 2007

Director	Monetary Remuneration		
	Monthly Retainer Fee	Attendance Fee	Bonus
Chairman	✓	✗	✓
Independent/ Outside	✓	✓	✓
Representative Under Concession	✓	✓	✓
Representative From Shareholders	✗	✗	✗
Executive	✗	✗	✗

Remark: 1) Attendance fee Baht 25,000
2) Chairman is remunerated monthly at Baht 100,000
3) Monthly Retainer Fee for Chairman of Audit Committee - Baht 75,000 independent / outside directors Baht 50,000
4) This policy excludes executive directors who are given monthly salary and yearly bonus

The remuneration for six (6) of the Company's Directors in 2007 is as follows:

Name	Position	Remuneration for 2007 (Baht)
Current Directors		
1. Dr. Paiboon Limpaphayom	Chairman of the Board of Directors	1,700,000
2. Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee	2,300,000
3. Mr. Surasak Vijasit	Audit Committee	1,800,000
4. Mrs. Tasanee Manorot	Audit Committee	1,700,000
5. Mr. Suphadej Poonpipat	Director	1,400,000
6. Mr. Vasukree Klapairee	Director	1,200,000
Total		10,100,000

2) Remuneration for management team

The total amount of remunerations for six (6) of the management team as of 31 December 2007 was calculated at Baht 76.61 million comprising of salary, bonus and provident fund and other benefits. The management team means Executive Committee and the Company's top four (4) managements, according to the SEC's definition. This amount excludes remuneration for Chairman of the Executive Committee, two (2) of the Executive Committee and Chief Finance Officer.

3) Other remuneration

The Company established an Employee Stock Option Plan (ESOP) program as a way to retain, motivate and reward the Company's directors and employees to the Company's best benefit. The ESOP program is a repeat, five-year program whereby the Company shall allot the grant of warrants annually for five consecutive years. The Company has submitted an annual allocation of warrants to the annual shareholders' meeting for approval. As of 31 December 2007, the Company had issued and offered a total of four (4) ESOP programs as follows:

Description	Grant 2	Grant 3	Grant 4	Grant 5
Number of warrants granted (units)	8,467,200	8,999,500	9,686,700	10,138,500
Price	Baht 0 (zero Baht)			
Expiration	Not more than five years since the date of warrants granted			
Exercise Ratio*	1 : 1.13197	1 : 1.11788	1 : 1.10385	1 : 1.06949
Exercise Price* (Baht per share)	38.322	82.111	96.628	85.523
Date warrants granted	30 May 2003	31 May 2004	31 May 2005	31 May 2006
Exercise Period	The Company's directors and employees can exercise the rights of the warrants to purchase ordinary company shares as detailed: **First Year :** Directors and employees of the Company are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants expire. In the case that the exercise of rights pursuant to the warrants creates a fraction of shares less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights. **Second Year :** Directors and employees of the Company are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, and until the warrants expire. In the case that the exercise of rights pursuant to the warrants creates a fraction of shares less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights. **Third Year :** Directors and employees of the Company are entitled to exercise the remainder of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants expire. In the case that the exercise of rights pursuant to the warrants creates a fraction of shares less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.			
Exercise Period of Warrants	Within five (5) business days prior to each exercise date except for the last exercise period where exercise notice must be submitted fifteen (15) days prior to the last exercise period.			
Exercise Date	The last business day of every month			

* *Because the Company made a dividend payout of greater than 50% of net profit after tax, it was required by the documents filing to the SEC to adjust the exercise ratio and the exercise price of the ESOP warrants, which was done on 24 August 2007.*

The List of Directors (of the Company and its subsidiaries) and Management Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to be Issued and Offered for sales.

List of directors and management receiving the warrants	Grant 2		Grant 3		Grant 4		Grant 5	
	Units	%	Units	%	Units	%	Units	%
1. Mr. Somprasong Boonyachai	609,400	7.20	914,300	10.16	735,500	7.51	538,500	5.31
2. Miss Yingluck Shinawatra*	786,000	9.28	676,000	7.51	650,000	6.64	-	-
3. Mrs. Suwimol Kaewkoon	786,000	9.28	676,000	7.51	580,000	5.92	591,400	5.83
4. Mr. Vikrom Sriprataks	579,000	6.84	606,400	6.74	500,000	5.10	547,600	5.40
5. Mr. Kittsanan Ngamphathipong *	-	-	537,000	5.97	-	-	-	-
6. Mrs. Arpattra Sringkarrinkul	420,000	4.96	487,100	5.41	-	-	-	-

* *Ms. Yingluck Shinawatra and Mr. Kittsanan Ngamphathipong resigned from the Company in March 2006 and March 2005 respectively and their ESOP warrants were expired.*

5.7 Board of Directors' Meeting

The Board of Directors' meeting is scheduled to convene at least once every quarter, and when deemed necessary, the Chairman of the Board of Directors may call additional extraordinary meetings. A clearly stated meeting agenda along with invitations and sufficient supplementary documentation are distributed at least seven days before every meeting in order that information pertaining to the meeting can be studied in good time. However, there may be exceptions in the event of an urgent meeting. The minutes of the Board of directors' meeting shall be provided as verifiable documentation of the meeting's occurrence for reference purposes.

In a meeting, the Chairman of the Board of Directors allocates sufficient time for directors and management to freely discuss and question matters, and formulate suggestions relating to critical issues.

In 2007, the Board of Directors convened a total of ten regular and extraordinary meetings with attendances as detailed below:

1.	Dr. Paiboon Limpaphayom	10	attendances
2.	Mr. Aviruth Wongbuddhapitak	8	attendances
3.	Mrs. Tasanee Manorot	10	attendances
4.	Mr. Surasak Vajasit	10	attendances
5.	Mr. Suphadej Poonpipat	8	attendances
6.	Mr. Vasukree Klapairee	8	attendances
7.	Mr. Allen Lew Yong Keong	1	attendance
8.	Mr. Hui Weng Cheong [1/]	1	attendance
9.	Ms. Koh Kah Sek [2/]	4	attendances
10.	Mr. Boonklee Plangsiri [3/]	4	attendances

11. Mrs. Siripen Sitasuwan [4/]	3	attendances
12. Mr. Vikrom Sriprataks [5/]	5	attendances
13. Ms. Nidchanun Santhavesuk [6/]	5	attendances
14. Mr. Somprasong Boonyachai	10	attendances

1/ *Resigned from a director's position effective 22 January 2007*

2/ *Duly appointed to replace Mr. Hui Weng Cheong effective 22 January 2007*

3/4/ *Resigned from directors' position effective 11 May 2007*

5/ *Duly appointed to replace Mr. Boonklee Plangsiri effective 11 May 2007*

6/ *Duly appointed to replace Mrs. Siripen Sitasuwan effective 11 May 2007*

5.8 Executive Session

The Board has established a policy to ensure that executive sessions are arranged on a regular basis, giving an opportunity to non-management members to discuss various issues related to the Company's business and issues of interest in the absence of the management. Results of meetings will be submitted to the Board although this practice was not acted in 2007.

5.9 Assessment of the Board of directors' Performance

It is the Company's policy that the Board of directors shall meet and conduct an annual self-assessment to evaluate its performance with the aim of improving its efficiency. This evaluation covers a broad spectrum of the Board's duties, including strategic direction, supervision and monitoring of operations, members' responsibilities, teamwork, structure, policy, meetings, training and development.


AIS

"BRIDGING PEOPLE'S LIVES"



Bridge Creating Opportunity, Future and Fine Life for Everyone

The ultimate target that AIS has placed importance on and continuously carried out is to give the best to our society. We have a myriad of project to create, develop and assist in giving opportunity to build up future for everyone. We believe that the basis of fine society must come from fine life to enable the Thai society to grow strongly into a sustainable and prosperous future.

Policy on use and Disclosure of Inside Information

The company adheres to ethics, faithfulness and honesty in operating its business along with its customers, suppliers, investors and shareholders by establishing a code of conduct and IT security regulations. These guidelines are for the Company's directors, management and employees at all levels in order to prevent unauthorized access and disclosure of the confidential information. Confidential information disclosure or any acts involving conflict of interest is regarded as a serious regulatory breach and is subjected to disciplinary punishment.

Company policy prohibits trading in the securities of the Group of Companies by any directors, management, and employees while in possession of any inside information that have not yet been disclosed to the general public. The company code of conduct specifies that all directors, management, and employees are to avoid or refrain from the trading of the Group of Company's securities one month prior to financial information disclosure to the public.

The directors and executives are responsible for declaring their holdings of the Company's share securities and changes to their holdings, as well as reporting holdings by their spouses and minors, in a format and timeframe specified in the Securities Holding Report's regulations. The management is required to submit copies of such reports to the Company on the same day the Company reports to the Stock and Exchange Commission (SEC).

Internal Control, Risk Management, and Internal Audit

Internal Control and Risk Management System

The Company has placed great emphasis on Internal Control and Risk Management. Employees at every level in every unit share roles and responsibilities. The authority and responsibility of Management and all levels of operations regarding Internal Control and Risk Management are clearly defined in the Company's written statement. Such Internal Control and Risk Management cover financial control, operational control, management control, and governance, as well as compliance with regulations, laws, and external regulations. These state that the Company must possess reasonable assurance that the outcomes of its operations keep the Company on course towards its goals, and that the Company's mission is achieved as follows:

1. Strategies and goals are clearly defined and aligned to support the Company's mission.
2. Outcomes achieve their defined objectives, and resources are managed, and used efficiently and economically.
3. All reports of significant information including financial, management, and operational information are correct and reliable.
4. Operations and employee's activities follow the Company's rules and regulations and are in compliance with judicial laws and external regulations related to business operations.
5. All human, physical, and information assets are properly safeguarded.
6. Corporate governance and management is effective.
7. Continuous improvement for all operations exists.

The Company has established an Internal Control and Risk Management System following the integrated framework of the Committee of Sponsoring Organisations of the Treadway Commission - Enterprise Risk Management (COSO-ERM) Standard, which has been integrated into business operations and management processes within the Company through the following eight factors:

1. Good Internal Environment

The Company complies with its Corporate Governance Policy and adheres to business ethics. In addition, employees at every level follow the Company's written Code of Conduct, regulations, and procedures. The Company has appointed a Code of Conduct Committee and positioned Management as role models of integrity and morality. The Company has also established an appropriate organisational structure. All stakeholders are treated well and with fairness, and in such a way that complies with good corporate governance principles.

The Company has placed great emphasis on the continuous development of employees. The Company has determined a Risk Management Plan and manages risk continuously and systematically.

2. Clear Objective Setting

The Company has clearly defined its written working objectives relating to strategy, operations, policy reporting, rules and regulations, and guidelines. These objectives are aligned with the Company's goals and risk appetite. The Company's business plan, strategy, and objectives are updated regularly in accordance with the current situation and changing risk factors.

3. Appropriate Event Identification

The Company regularly indicates any event identification or risk factor that may have a negative impact on achieving the Company's objectives. In addition, the Company identifies events which have a positive impact on its objectives by considering both internal and external factors, and has monitoring systems in place to ensure that all risk factors are appropriately identified according to changing activities, and that all risks are reported to appropriate Management routinely.

4. Appropriate Risk Assessment

The Company has established a Risk Management Manual and has systematically defined risk assessment criteria for both qualitative and quantitative risks in assessing Corporate Risk and Operational Risk in terms of likelihood and impact. Both factors are used to consider risk levels that can be high, medium, or low.

5. Effective Risk Response

The Company has continual processes in place to systematically manage risk by considering the most effective and economic choice, and by determining the highest prioritised risk to be managed to reduce likelihood and impact. Risk Management is always performed together with the Internal Control System to ensure that it is consistent with ever changing risks.

6. Good Control Activity

The Company has appropriately established sound internal control activities for each process, mainly concentrating on preventive control by setting relevant policies and procedures. Results are reported regularly to ensure the effectiveness of Risk Management procedures, and to ensure that risk strategies and internal control activities are performed to meet objectives, and are achieved through quality and economy of speed.

7. Good Information and Communication

The Company has an information network that can be used for timely decision making. It also has an effective information security system to provide an audit trail that can be partially reviewed. The system can completely analyze, indicate, record, and report the incidence of risk by systematically evaluating and managing such risk.

The Company has an efficient and effective communication channel that can communicate throughout the organization. Important information can thus be communicated from management to employees rapidly. In addition, the Company has a communication channel from employees to Management.

8. Good Monitoring

The Company has a good evaluating and monitoring system in place to ensure that procedures and internal control activities are effective, and respond to change appropriately and timely. It has also taken on the activity of monitoring by leaders to follow up on employees. Furthermore, the Company evaluates financial statements and operational outcomes through an independent internal auditor, an independent external auditor, and an independent appraiser.

Moreover, the Company has a monitoring system and a warning system in place to ensure that Risk Management is effective and sufficient, and that risk levels remain at appetite risk levels. The Company has set a report system for every management level including senior management. The Company also sets regular meetings for the Board of Directors and for senior management to review and monitor the outcomes of management operations regardless of how the objectives are achieved.

The Board of Directors, including the Audit Committee, attended the Board of Directors Meeting 2/2008 on 19 February 2008 and assessed the Internal Control System by reviewing the Internal Control questionnaire and by interviewing Management. The Board of Directors found that the Company had implemented a complete and effective Internal Control System.

In addition, PricewaterhouseCoopers ABAS Limited, the Company's external auditor and the auditor of the 2007 Financial Statement, have evaluated the effectiveness of the Company's Internal Control System, and concluded that there were no material deficiencies.

Internal Audit

The Company has established an independent Internal Audit Office which reports directly to the Audit Committee and administratively to the Chairman of the Executive Committee. An Internal Audit Office Charter has also been created to define the mission, scope, objectives, accountability, and responsibility of activities, including Internal Audit Office authority and an Internal Audit Manual for reference. The Internal Audit Office Charter and Internal Audit Manual are updated regularly to be consistent with current operations.

The duty of the Internal Audit Office relates to the auditing of Internal Control, Risk Management, and Corporate Governance, and follows the action plan approved by the Audit Committee using a risk based audit approach. It also includes consultation with Operations and Solutions to ensure that the Company's objectives are achieved through various strategies and goals. Furthermore, the Internal Audit Office regularly performs monitoring activities to ensure that the Internal Control System is working effectively and continuously, and that errors are found and corrected in time.

In assessing the effectiveness of Risk Management, the Internal Audit Office reviews event identification and risk factors which affect the Company's objectives, and then reviews the Risk Management approach. This ensures the accuracy of both event identification and risk assessment, and ensures that a systematic Risk Management approach exists. It also ensures that risk is managed at the appetite level, is reported timely to all relevant personnel, and is reviewed continuously.

In assessing the effectiveness of Internal Control, the Internal Audit Office has developed a questionnaire for each process, and regularly reviews the outcome of each operation to ensure that the Company's objectives are achieved efficiently and effectively, that rules and regulations are strictly adhered to, and that the financial report is accurate and reliable.

In assessing the effectiveness of corporate governance, the Internal Audit Office performs audits following the "good corporate governance" criteria of the Organisation for Economic Cooperation and Development (OECD) and the Security Exchange Commission (SEC). This ensures that the Company has the necessary infrastructure and supporting processes to approach 'good corporate governance', and that the Company is transparent, can achieve fairness for all stakeholders, and can accomplish its objectives in order to create the greatest benefit for stakeholders.

Moreover, the Chief Audit Executive (CAE) acts as a secretary to the Audit Committee to enhance the effectiveness of its responsibility and accountability to all functions of the Audit Committee assigned by the Board of Directors, and arranges Audit Committee meetings once a month. The CAE has the additional role of consulting by acting as a committee member of the Risk Management Committee and the Security Committee with the responsibility of advising the Company in matters of corporate risk and information security, and arranging committee meetings quarterly.

The Internal Audit Office adheres to the framework of Standards for the Professional Practice of Internal Auditing, COBIT, COSO-ERM, AS/NZ 4360, ITIL, and ISO 177990. In addition, the Company continuously encourages Internal Audit staff to work independently and objectively, comply with pertinent standards, and emphasise quality and continuous development through Individual Coaching Plans. Furthermore, Internal Audit staffs have been trained to acquire CIA (Certified Internal Auditor), CISA (Certified Information System Auditor), CISSP (Certified Information Systems Security Professional), and CISM (Certified Information Security Manager) qualifications. At present there are five (5) CIA, four (4) CISA, one (1) CISM, one (1) CISSP, three (3) CPA (Certified Public Accountant), and one (1) TA (Tax Auditor) qualified staff. Each year, additional Internal Audit officers take exams to acquire these certificates.

Audit Committee Report 2007

To the Shareholders of Advanced Info Service Public Company Limited

The Audit Committee of Advanced Info Service Public Company Limited consists of three independent directors with expertise in finance, accounting, law, and business administration: Mr. Aviruth Wongbuddhapitak as Chairman, and Mrs. Tasanee Manorot and Mr. Surasak Vajasit as Committee members, with Mrs. Suvimon Kulalert as Secretary. All members possess adequate qualifications for their posts as required by the Audit Committee Charter and in accordance with the Stock Exchange of Thailand's regulations and Best Practice guidelines.

The Audit Committee performed its duties and responsibilities as assigned by the Board of Directors in supervising and overseeing the Company's state of affairs in order to ensure that Management and executive directors, who are accountable to shareholders of the Company, execute their duties with honesty and responsibility, and in accordance with the Company's policy accurately and completely, and by reaching a level of standard practice. The Audit Committee held a total of thirteen meetings in 2007 with full attendance from members. The Audit Committee appropriately discussed and shared opinions with senior management, internal auditors, and the external auditor on related matters. This can be summarised as follows:

1. **Reviewed the Company's quarterly and annual financial statements as well as consolidated financial statements for 2007,** which had already been reviewed and audited by the external auditor before being submitted to the Board of Directors for approval. The Audit Committee invited the external auditor and Management at its meetings to review the accuracy and completeness of financial statements, adjustments made to accounting entries which significantly affect such statements, and the adequacy of financial disclosure before accepting these statements. In addition, the Audit Committee considered and acknowledged the management letter and audit approach for the external auditor's 2007 financial statements. The Audit Committee came to the conclusion that internal control of the financial reporting process was adequate enough to ensure that such financial statements represented the Company's financial status and operating results accurately, that they were in accordance with legally defined accounting principles, and that they were adequately and promptly disclosed for the benefit of shareholders, investors, and users of such statements when making investment decisions.

2. **Reviewed and expressed opinion on connected transactions executed by the Company with related parties who were considered as having a conflict of interest, and reviewed the sufficiency of the disclosure of these transactions** in accordance with the requirements of the Stock Exchange of Thailand. The Audit Committee came to the conclusion that the aforementioned transactions were conducted by Management fairly and priced with a view to giving the utmost benefit to the Company at an arm's length basis, and that they were accurately and adequately disclosed.

3. **Reviewed compliance with Securities and Exchange laws, regulations of the Stock Exchange of Thailand, and other relevant laws** such as Securities and Exchange acts, regulations of the Securities and Exchange Commission, the Public Company Act, the Electronic Crime Act, rules and regulations of the National Telecommunications Commission (NTC), the Revenue Code, Labour Law, business commitments with third party agreements, and other lawsuits with the Company's counsel and Compliance Department. From a total of ten meetings, the Audit Committee came to the conclusion that the Company has complied with all applicable regulatory requirements. For some disputing issues which have no material unfavourable effect on the financial statements between the concern parties, the Audit Committee and external auditor have adequately disclosed in the Notes to the financial statements.

4. **Reviewed the Internal Control System** in its evaluation of the adequacy and effectiveness of the Company in achieving its goals. The Audit Committee reviewed the Internal Audit Report for 2007 following evaluation of the effectiveness of internal control for all Company processes by the internal auditor according to the COSO-ERM (The Committee of Sponsoring Organisations of the Treadway Commission - Enterprise Risk Management) standard. Furthermore, the Audit Committee reviewed the internal control of key business processes such as the IT Security System, service revenue processes, collection and debt management processes, and Network Quality Management. There were no major weaknesses or significant errors in internal control, which the external auditor also agreed upon in its evaluation. In addition, the Audit Committee evaluated the Company's Internal Control System, which consisted of management control, financial control, and compliance control based on guidelines of the Office of the Securities and Exchange Commission. The Audit Committee came to the conclusion that the Internal Control System was adequate and functioning effectively with regards to the internal environment, risk assessment, control activities, information and communication systems, and monitoring system.

5. Reviewed the Risk Management System to evaluate its adequacy and effectiveness. The Audit Committee reviewed the Risk Management System according to Company's Risk Management Policy focusing on risk identification, risk assessment, and risk response of responsible parties managing these high risks on a quarterly basis as proposed by the Risk Management Committee. The Audit Committee came to the conclusion that the Risk Management System was adequate and functioning effectively with clear objectives, complete risk identification, appropriate risk assessment and risk response, and included clearly positioned responsible parties to monitor and minimise risk levels to risk appetite levels. Risk is reviewed continuously to ensure that it is consistent with ever changing situations. In addition, the Company's significant risks have already been disclosed in this Annual Report.

6. Oversight of Internal Audit. Reviewed the mission, scope of work, accountability and responsibility, independence, and authority of internal audit activities including the organisation of and manpower within the Internal Audit Department to ensure the quality of internal audit activities, and its efficiency and effectiveness, and to enhance good internal control and give the utmost benefit to the Company and shareholders. In addition, the Audit Committee reviewed and approved amendment of the Internal Audit Charter to be revised to comply with International Standards for the Professional Practice of Internal Auditing. Moreover, the Audit Committee reviewed internal audit reports every two months, evaluated the performance of the Head of Internal Audit, and reviewed the results of internal audit performance compared with key performance indicators, including the results of a satisfaction survey of internal audit activities and recommendation from the Audit Committee, Management, and every level of the auditee. The Audit Committee approved the Internal Audit Plan for 2008 based on the Company's key risks, including the Internal Audit Quality Control Plan and the Proficiency and Competency Plan. The Audit Committee came to the conclusion that the Internal Audit System was being performed independently, adequately, effectively, and in line with the Company's key risks and its goals, including continuous improvement of internal audit processes and the development of internal auditors to meet international standards.

7. Proposed Audit Committee reports to the Board quarterly and provided useful recommendations for the overseeing of business operations to Management. Management improved its operations appropriately in accordance with these recommendations.

8. Reviewed and proposed amendments to the Audit Committee Charter to the Board for approval regarding the Audit Committee's qualifications, its scope of work and duties, and its meetings to be consistent with the Company's Corporate Governance Policy, and to be in line with Best Practice guidelines of the Stock Exchange of Thailand .

9. Considered the nomination and appointment of the external auditor and the annual audit fee for 2008. The Audit Committee reviewed the independence, performance, and experience of candidates for the Company's external auditor for 2008, and reviewed the audit fees in line with the Company's guidelines on auditor rotation. The Audit Committee thus proposed an external auditor from KPMG Phoomchai Audit Ltd be appointed the Certified Public Accountant of the Company for 2008. This recommendation was made to the Board of Directors prior to being presented for approval at the General Shareholders' Meeting.

10. Conducted a self assessment by benchmarking against Best Practice guidelines of the Stock Exchange of Thailand and the Audit Committee Charter to review and evaluate its scope and performance, which consisted of its composition, meetings, activities, and dealings with Management and the external auditor. The Audit Committee came to the conclusion that its scope and performance were consistent with Best Practice guidelines and the Audit Committee Charter to effectively aid the fulfilment of good corporate governance.

In 2007, the Audit Committee exercised its judgement and independently fulfilled its duties and responsibilities with sufficient competency, circumspection, and full access to information from Management, employees, and relevant parties. The Audit Committee also gave comment and recommendation on the equitable treatment of stakeholders.

In summary, the Audit Committee gave judgment that the Board of Directors, Management, and executive directors have operated with an ethical mind and have had the intention of performing duties professionally to achieve the Company's goals. Furthermore, the Company has committed itself to an "importance of business" principle under effective corporate governance. In addition, the Company has established a concise and appropriate Risk Management System and Internal Control System.

Mr. Aviruth Wongbuddhapitak	Mrs. Tasanee Manorot	Mr. Surasak Vajasit
Chairman of the Audit Committee	Audit Committee member	Audit Committee member

Related Transactions

The Company and its subsidiaries have entered into related transactions with connected person. All of these related transactions are made in the ordinary course of business and on general trading conditions.

For the approval process, the related transactions are processed in the same practice as other general trading transactions with outside parties with the authorized executives designated and empowered to endorse up to a certain limit of budget according to their respective rank and position. The Audit Committee of the Company and its subsidiaries is responsible for reviewing the related transactions every quarter to ensure that no conflict of interest will be occurred in order to maximize the overall company's benefits.

The practice and disclosure about the related transactions have been followed up strictly under the notifications or rule of the Stock Exchange of Thailand.

For the fiscal year ended 31 December 2007 and 2006, the Company and its subsidiaries disclosed the related transactions in the notes to audited financial statement. Details of the related transactions which were reviewed by the Audit Committee are as follows;

Related parties/ Relation to the Company	Detail of transactions	31 December 2007 (Million Baht)		31 December 2006 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
1. **Shin Corporation Public Company Limited (SHIN) /** SHIN is a major shareholder of the Company, holds 42.72% and Mr. Somprasong Boonyachai is a joint director.	The Company pays a dividend to SHIN who is the major shareholder.					The Company pays a dividend to SHIN in proportion of shareholding percentage. The propose of dividend by the Board of Director must be approved at the Annual General Shareholders' Meeting by the shareholders.
	1. Service income	0.31	0.32	0.39	0.39	
	2. Other Income	0.03	0.03	0.01	0.01	
	3. Advisory and financial management fee	-	-	97.40	98.12	
	4. Dividend payment	7,961.39	7,961.39	7,961.39	7,961.39	
	5. Rental and other service expenses	-	-	5.15	6.00	Since 1 July 2006, the Company terminated an advisory and management contract with SHIN because of adjustment in corporate governance procedure. Therefore, the Company reported the advisory and financial management fee until 31 December 2006.
	6. Trade account receivable	0.03	0.09	-	-	
	7. Amount due from related parties	-	-	0.14	0.14	
2. **Shin Satellite Public Company Limited (SATTEL)/** SHIN is a major shareholder of the Company, holds 41.28% and joint directors 1. Mr. Somprasong Boonyachai 2. Miss Nidchanun Santhavesuk	The Company leases satellite transponder on the Thai Com 1A from SATTEL and pays the lease fee of USD 1,700,000 per year.					SATTEL is the only one satellite operator in Thailand. The Company is charged at the same rate as with external customers.
	1. Service income	4.74	5.21	1.99	1.99	
	2. Rental and other service expenses	57.82	57.83	63.04	63.04	
	3. Trade account receivable	0.28	0.59	0.28	0.31	
	4. Amount due from related parties	-	-	1.10	1.10	
3. **Shinawatra Information Techonology Company Limited (SIT)/** SHIN is an indirect major shareholders, holds 99.99%.	The Company hires SIT to provide consulting and processing computer management. The contract ended since 31 July 2007.					The Computer system of SIT is used for accounting processing under SHIN group. Consulting and management fee are charged at comparable rate to other consultant companies.
	1. Consulting and management fee for computer system	1.54	1.54	2.63	2.63	

Related parties/ Relation to the Company	Detail of transactions	31 December 2007 (Million Baht)		31 December 2006 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
4 **Matchbox Co., Ltd. (MB)/** SHIN is a major shareholder, holds 99.96% and Mr. Somprasong Boonyachai is a joint director.	The Company and its subsidiaries hire MB as an agency to provide publicity for the Company's services various to customers through media on a job-by-job basis.					MB is a creative advertising agency with good understanding of the Company's products and helps maintain information as strictly confidential.
	1. Service Income	0.68	0.69	1.33	1.34	Advertising fees charged by MB are benchmarking with third parties. Details of charges are as follows;
	2. Rental and other service expenses	0.30	10.55	3.41	3.42	- Agency Fee
	3. Advertising fee					MB Media 6.00%
	- Advertising fee, net	445.16	477.79	569.39	617.02	MB Production 12.00%
	- Advertising fee, gross	1,357.66	1,431.65	1,679.81	1,854.17	- Third party Media and Production 12.00-17.65%
	4. Trade account payable	-	-	-	5.23	
	5. Amount due to related parties	257.95	281.94	459.27	486.02	
	6. Trade account receivable	-	-	-	0.04	
	7. Amount due from related parties	0.04	0.04	-	-	
5. **Teleinfo Media Co., Ltd. (TMC)/** SHIN is an indirectly major shareholder, holds 99.99%.	The Company hires TMC to furnish information for mobile phone value added service such as astrology, lotto, and comic story. The Company pays actual services fee on monthly basis.					TMC has a specialization in providing information for mobile phone value added service.
	1. Service income	1.48	1.51	1.50	2.21	The Company pays the service charge by the percentage based on revenue from customers depended on the type of service. Rate is charged at the same rate as with other content provider, currently at 50-50.
	2. Service fee	58.94	59.09	48.05	48.42	
	3. Trade account payable	4.68	4.71	4.79	4.83	
	4. Amount due to related parties	1.11	1.14	-	0.02	
	5. Trade account receivable	0.34	0.34	0.20	0.20	
	6. Amount due from related parties	-	-	0.12	0.12	
6. **I.T. Applications and Services Co., Ltd. (ITAS) /** SHIN is a major shareholders, holds 99.99% and Mr. Somprasong Boonyachai is a joint director.	The Company and its subsidiaries engage ITAS for computer programs improvement and development on a job-by-job basis. The Company and its subsidiaries have utilized computer service providing by ITAS since 1 May 2004.					ITAS provides computer program improvement and development for only the Company and other related companies.
	1. Service Income	0.01	0.01	0.01	0.05	ITAS charges the Company at comparable rate to other consultant companies. The service charge depends on the kind of work and the level of consultant.
	2. Consulting and management fee for computer system	0.08	0.26	0.68	0.93	
	3. Rental and other service expenses	40.78	67.90	43.36	62.44	
	4. Amount due to related parties	0.51	4.74	3.59	4.16	
	5. Amount due from related parties	-	-	0.01	0.01	

Related parties/ Relation to the Company	Detail of transactions	31 December 2007 (Million Baht) Company	31 December 2007 (Million Baht) Consolidated	31 December 2006 (Million Baht) Company	31 December 2006 (Million Baht) Consolidated	Rational and necessity
7. Group of Singtel Strategic Investments Pte. Ltd. (SingTel) / Singtel is a major shareholder of the Company, holds 21.37%.	The Company enters into an agreement with companies of Singtel group for the joint international Roaming operation. The Company pays the salary and remuneration to Singapore Telecom International Pte. Ltd. (STI) by consideration STI operational staff. The expense is charged on an actual basis. The Company also pays dividend in proportion of shareholding percentage.					The International Roaming with Singtel is under the ordinary course of business since the Company provides international mobile service to foreign operators. Both parties charge each other at the accepted price by deduct profit from their customers. STI has an agreement with the Company that STI needs to provide operational staff to help the Company for management and any technique. The Company pays the service fee to STI by the actual basis or by agreement.
	1. Service income	774.47	774.47	693.54	693.54	
	2. Other Income	-	-	0.12	0.12	
	3. International Roaming expense	354.22	354.22	331.59	331.59	
	4. Salary and other remuneration	42.14	42.14	25.53	25.53	
	5. Dividend payment	3,578.40	3,578.40	3,578.40	3,578.40	
	6. Trade account payable	71.84	71.84	47.67	47.67	
	7. Amount due to related parties	58.43	58.43	16.50	16.50	
	8. Trade account receivable	230.89	230.89	133.60	133.60	
8. C.S. Lox info Co., Ltd. (CSL) / SHIN is an indirect major shareholder, holds 39.89%.	CSL serves the internet service to the Company and ADC provides datanet service CSL.					CSL provides internet service and charge the Company at the same rate as with external customers.
	1. Service income	1.05	154.41	1.33	110.53	
	2. Other Income	0.01	2.42	0.09	1.84	
	3. Rental and other service expenses	16.03	17.72	17.33	23.28	
	4. Trade account payable	0.32	0.32	0.48	0.48	
	5. Amount due to related parties	0.13	14.14	3.94	12.93	
	6. Trade account receivable	0.03	15.37	0.01	8.13	
	7. Amount due from related parties	-	0.39	0.09	0.93	
9. Shineedotcom Co.,Ltd. (Shinee) / SHIN is an indirect major shareholder, holds 70.00 %.	The Company engages Shinee for its content service providing for the Company's customer.					Shinee has a specialization in designing and creating website with variety contents as the Company needs. The Company pays the service charge by the percentage based on revenue from customers which depends on the kind of service. Rate ranges from 40% to 60%, which is comparable with other content providers.
	1. Service income	0.29	2.17	0.45	3.32	
	2. Other service fee	1.10	1.11	0.41	0.41	
	3. Rental and other service expenses	65.59	65.59	85.83	85.86	
	4. Trade account payable	4.08	4.09	7.25	7.27	
	5. Amount due to related parties	0.84	0.85	0.59	0.63	
	6. Trade account receivable	0.89	1.07	0.03	0.09	
10. National Insurance Co., Ltd. (NAT)/ Mr. Supadej Poonpipat, MD of Thanachart Group is also a company's director.	The Company pays insurance charge for the base stations and equipments.					NAT provides insurance service for the Company at the market rate.
	1. Insurance payment	62.40	65.81	69.81	76.69	

Related parties/ Relation to the Company	Detail of transactions	31 December 2007 (Million Baht)		31 December 2006 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
11. ITV Public Company Limited (ITV)/ SHIN is a major shareholder; hold 52.92%.	The Company advertises and purchases station airtime from ITV, as well as ITV uses the Company mobile phone services.					ITV's activities cover acquisition, sale of advertising airtime and broadcasting television signals for nationwide viewing.
	1. Service income	0.70	0.76	1.89	2.08	The Company is charged at the same rate as with external customer.
	2. Other Service	-	-	1.56	1.56	
	3. Rental and other service expenses	4.37	4.37	26.10	26.12	*ITV stopped its operation on 7 March 2007.
	4. Trade account payable	-	-	-	0.02	
	5. Trade account receivable	-	-	0.20	0.23	
	6. Amount due from related parties	-	-	0.19	0.19	
12. Payment Solution., Ltd (PS)/ SHIN is an indirect major shareholder, holds 99.99%.	The Company and its subsidiaries have cooperated with PS to provide mobile phone and internet payment services via electronic cash card of PS because target customer are similar.					PS provides electronic cash card, OK Cash Card, which users can make payment to buy goods and/or services. Charged prices are comparable with market rate.
	1. Service income	0.53	2.29	1.88	3.59	
	2. Other Service	0.04	0.33	-	-	
	3. Trade account payable	-	-	-	5.02	
	4. Amount due to related parties	0.01	0.01	0.01	0.01	
	5. Trade account receivable	-	5.59	-	1.62	
	6. Amount due from related parties	0.34	0.34	0.34	0.34	
13. Professional Collection Co., Ltd. (PCOL)/	The Company operates cellular mobile phone network to PCOL.					SHIN previously 100% owned PCOL and sold its entire stake to ACAP Advisory Plc and ORIX Corporation on 7 December 2007.
	1. Service income	9.77	9.77	13.97	13.97	The Company had related transaction with PCOL until the disposal date. All transactions with PCOL are based on market rates.
	2. Trade account receivable	-	-	0.94	0.94	
14. Shin Broadband Internet (Thailand) Co., Ltd. (SBI)/ SHIN is an indirect major shareholder, holds 99.99%.	The Company hires SBI to create website.					SBI has a specialization in internet service and charge the Company at the same rate as with other content providers.
	1. Service income	0.17	0.17	0.08	0.08	
	2. Rental and other service expenses	0.99	0.99	5.36	5.36	
	3. Trade account payable	2.59	3.58	2.69	2.69	
	4. Trade account receivable	-	-	0.01	0.02	

Related parties/ Relation to the Company	Detail of transactions	31 December 2007 (Million Baht)		31 December 2006 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
15. Capital OK Co., Ltd. (OK)	The Company support OK for extensive customer base and channel for payment service and financial service.					SHIN previously 100% owned OK and sold its entire stake to ACAP Advisory Plc and ORIX Corporation on 7 December 2007.
	1. Service income	2.23	3.48	5.56	6.66	
	2. Other Service	0.14	0.14	0.34	0.34	The Company had related transaction with OK until the disposal date. All transactions with OK are based on market rates.
	3. Rental and other service expenses	0.15	0.15	-	-	
	4. Amount due to related parties	-	-	2.75	2.79	
	5. Trade account receivable	-	-	0.49	0.59	
	6. Amount due from related parties	-	-	0.15	0.15	
16. Thai AirAsia Co., Ltd. (TAA)	The Company purchase flight ticket from TAA in a special price					SHIN previously owned 50% shares in TAA (indirect) and sold its shares to TAA's top executives on 21 June 2007.
	1. Service income	0.60	0.61	0.87	0.87	
	2. Rental and other service expenses	-	-	1.20	1.24	The Company had related transaction with TAA until the disposal date. Tickets purchased from TAA were at special prices, which were cheaper than quoted to their third parties customers.
	3. Amount due to related parties	-	-	0.14	0.14	
	4. Trade account receivable	-	-	0.10	0.10	
17. Lao Telecom Co., Ltd. (LTC)/ SHIN is an indirect major shareholder, holds 49.00%	The Company and its subsidiaries have cooperated with LTC to provide international roaming.					LTC, The telecommunications service provider in Laos, provides fixed line, mobile, internet and broadband and international roaming services.
	1. Service income	8.34	9.40	3.86	3.86	
	2. International Roaming expense	15.00	15.43	10.08	10.08	
	3. Trade account payable	1.44	1.83	1.65	1.65	Roaming price between the Company and LTC is based on market rate.
	4. Trade account receivable	0.97	1.36	0.88	0.88	
18. Cambodia Shinawatra Co., Ltd. (CamShin)/ SHIN is an indirect major shareholder, holds 100.00%	The Company and its subsidiaries have cooperated with CamShin to provide international roaming.					CamShin got license from The Royal Government of Cambodia, provides fixed line, mobile and international roaming services.
	1. Service income	0.20	0.20	0.08	0.08	
	2. International Roaming expense	8.42	8.42	6.10	6.10	
	3. Trade account payable	2.36	2.36	1.07	1.07	Roaming price between the Company and Camshin is based on market rate.
	4. Trade account receivable	0.07	0.07	0.01	0.01	

Board of Directors' Responsibility for Financial Reporting

The Board of Directors is responsible for Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimation. Important information is adequately and transparency disclosed in the notes to financial statements for the Company shareholders and investors.

The Board of Directors has provided and maintained risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weakness that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy financial reports, review internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have included in the Audit Committee Report which presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors considers the Company's overall internal control system satisfactory and provide credibility and reliability to Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements for the year ended 31 December 2007. The Board of Directors also believe that all these financial statements have been prepared in accordance with generally accepted accounting principles and related regulations.

P. Limpaphayom.

Dr. Paiboon Limpaphayom (Ph.d.)

Chairman of the Board of Directors

Somp. Boonyachai

Mr. Somprasong Boonyachai

Chairman of the Executive Committee

Auditor's Report

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2007 and 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2007 and 2006, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
19 February 2008

Balance Sheets

Advanced Info Service Public Company Limited
As at 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006
					Restated
	Notes	Baht	Baht	.Baht	Baht
ASSETS					
Current Assets					
Cash and cash equivalents	6	8,316,665,598	12,742,217,840	3,713,234,654	3,725,033,698
Short-term investments	7	123,443,246	118,186,639	-	-
Trade accounts receivable, net	8	8,054,187,522	4,898,181,586	11,176,551,179	5,288,900,193
Amounts due from and loans to related parties	33	770,301	2,972,924	85,018,724	87,112,658
Receivables for cash card		599,541,524	620,504,812	-	-
Value added tax receivables - third party		136,762,816	463,557,468	136,762,816	463,557,468
Inventories and spare part inventories for					
mobile phone network maintenance, net	9	1,236,245,758	2,055,466,362	137,111,582	113,363,630
Other current assets	10	2,117,997,767	1,991,808,285	1,727,883,958	1,756,240,054
Total Current Assets		20,585,614,532	22,892,895,916	16,976,562,913	11,434,207,701
Non-Current Assets					
Investments in subsidiaries, net	11	-	-	19,457,107,035	19,856,040,504
General investment	12	92,760,750	-	92,760,750	-
Property, plant and equipment, net	13	8,560,947,065	7,797,322,809	7,619,071,129	7,021,665,906
Assets under concession agreements, net	14	78,527,308,962	81,095,902,900	73,445,126,881	74,763,193,336
Intangible assets					
Computer software, net	15	1,326,737,423	1,308,758,923	1,173,298,555	1,234,412,300
Concession rights, net	16	2,596,275,367	3,051,104,407	-	-
Goodwill, net	16	6,670,138,669	7,837,042,669	-	-
Deferred tax assets	22	10,031,066,153	9,762,601,310	9,128,181,830	8,813,221,985
Other non-current assets, net	17	550,802,889	555,145,028	445,380,506	441,227,263
Total Non-Current Assets		108,356,037,278	111,407,878,046	111,360,926,686	112,129,761,294
Total Assets		**128,941,651,810**	**134,300,773,962**	**128,337,489,599**	**123,563,968,995**

The accompanying notes on pages 101 to 149 are an integral part of these consolidated and company financial statements.

Balance Sheets (continued)

Advanced Info Service Public Company Limited

As at 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006
	Notes	Baht	Baht	Baht	Restated Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loan from financial institutions	19	3,492,241,668	1,000,000,000	3,492,241,668	1,000,000,000
Trade accounts payable	18	4,218,177,264	5,759,710,259	3,915,050,194	5,662,484,910
Amounts due to and loans from related parties	33	361,241,537	523,209,571	13,386,152,303	4,925,438,937
Current portion of long-term debentures, net, and long-term borrowings	19	1,544,583,472	6,507,227,304	1,535,228,721	6,504,184,175
Concession right payable, accrued concession fee and excise tax	21	8,373,227,614	7,155,341,329	3,161,189,348	2,051,951,128
Unearned income - mobile phone service		3,468,898,797	3,658,799,935	4,437,359,674	4,072,274,829
Advance receipt from customers		1,014,350,112	1,090,978,614	-	-
Income tax payable		3,232,483,027	2,963,490,438	2,943,264,613	2,576,870,420
Other current liabilities	20	2,451,353,594	2,379,902,994	2,211,921,940	1,947,159,308
Total Current Liabilities		28,156,557,085	31,038,660,444	35,082,408,461	28,740,363,707
Non-Current Liabilities					
Swap and Forward contracts payable, net	3	382,836,809	137,954,287	382,836,809	137,954,287
Long-term debentures, net, and long-term borrowings	19	24,929,192,172	25,504,303,725	24,920,136,689	25,496,004,083
Other non-current liabilities		12,265,872	20,847,018	-	-
Total Non-Current Liabilities		25,324,294,853	25,663,105,030	25,302,973,498	25,633,958,370
Total Liabilities		**53,480,851,938**	**56,701,765,474**	**60,385,381,959**	**54,374,322,077**

The accompanying notes on pages 101 to 149 are an integral part of these consolidated and company financial statements.

Balance Sheets (continued)

Advanced Info Service Public Company Limited

As at 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY (continued)					
Shareholders' Equity					
Share capital					
Authorised share capital		4,997,459,800	4,997,459,800	4,997,459,800	4,997,459,800
Issued and fully paid-up share capital	26	2,958,123,252	2,953,546,816	2,958,123,252	2,953,546,816
Premium on share capital	26	21,250,963,792	20,978,563,672	21,250,963,792	20,978,563,672
Advanced receipts for share subscription	26,36	15,376,627	14,503,874	15,376,627	14,503,874
Unrealised gain from dilution of investment		161,186,663	161,186,663	-	-
Retained earnings					
Appropriated - Legal reserve	27	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		49,998,651,867	52,330,151,948	43,227,643,969	44,743,032,556
Total parent's shareholders' equity		74,884,302,201	76,937,952,973	67,952,107,640	69,189,646,918
Minority interests		576,497,671	661,055,515	-	-
Total Shareholders' Equity, net		75,460,799,872	77,599,008,488	67,952,107,640	69,189,646,918
Total Liabilities and Shareholders' Equity		**128,941,651,810**	**134,300,773,962**	**128,337,489,599**	**123,563,968,995**

The accompanying notes on pages 101 to 149 are an integral part of these consolidated and company financial statements.

Statements of Income

Advanced Info Service Public Company Limited

For the years ended 31 December 2007 and 2006

	Notes	Consolidated 2007 Baht	Consolidated 2006 Baht	Company 2007 Baht	Company 2006 Restated Baht
Revenues					
Revenues from services and equipment rentals		94,810,423,614	76,052,889,453	91,879,003,667	72,067,987,774
Sales		13,643,627,957	15,375,267,096	-	-
Total revenues		108,454,051,571	91,428,156,549	91,879,003,667	72,067,987,774
Cost					
Cost of services and equipment rentals		38,441,061,520	23,138,518,723	39,468,879,891	23,771,123,151
Concession fee and excise tax		19,691,093,644	18,753,963,502	18,196,405,243	17,398,743,344
Cost of sales		12,624,415,196	14,063,099,404	-	-
Total cost		70,756,570,360	55,955,581,629	57,665,285,134	41,169,866,495
Gross profit		37,697,481,211	35,472,574,920	34,213,718,533	30,898,121,279
Selling and administrative expenses		12,767,492,454	11,420,781,559	12,142,052,036	12,159,752,817
Profit from sales, services and equipment rentals	28	24,929,988,757	24,051,793,361	22,071,666,497	18,738,368,462
Other operating income	29	661,584,025	1,014,972,725	599,702,086	660,705,449
Net (loss) gain on exchange rate		(56,062,535)	47,513,916	(73,477,784)	26,283,862
Directors' remuneration	33	(10,399,789)	(7,580,000)	(10,094,789)	(6,710,000)
Operating results		25,525,110,458	25,106,700,002	22,587,796,010	19,418,647,773
Dividend income		-	-	2,878,158,203	5,823,342,146
Profit before interest and tax		25,525,110,458	25,106,700,002	25,465,954,213	25,241,989,919
Interest expense		(1,720,706,270)	(1,538,245,937)	(2,050,327,343)	(1,775,110,004)
Income tax	23	(7,562,357,091)	(7,460,290,639)	(6,309,048,717)	(5,984,209,071)
Profit before minorities		16,242,047,097	16,108,163,426	17,106,578,153	17,482,670,844
Loss attributable to minorities, net		(48,419,562)	(147,852,068)	-	-
Net profit for the year		16,290,466,659	16,256,015,494	17,106,578,153	17,482,670,844
Basic earnings per share	30				
Net profit for the year		5.51	5.50	5.79	5.92
Diluted earnings per share	30				
Net profit for the year		5.51	5.50	5.79	5.92

The accompanying notes on pages 101 to 149 are an integral part of these consolidated and company financial statements.

Statements of Changes in Shareholders' Equity

Advanced Info Service Public Company Limited

For the years ended 31 December 2007 and 2006

	Consolidated (Baht)										
	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Fair value reserve	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Minority interests	Total
Opening balance 2007	2,953,546,816	20,978,563,672	14,503,874	-	161,186,663	500,000,000	-	52,330,151,948	-	661,055,515	77,599,008,488
Net profit for the year	-	-	-	-	-	-	-	16,290,466,659	-	-	16,290,466,659
Dividend paid (Note 32)	-	-	-	-	-	-	-	(18,621,966,740)	-	-	(18,621,966,740)
Transfer of advanced receipts to additional shares (Note 26)	333,286	14,170,588	(14,503,874)	-	-	-	-	-	-	-	-
Additional shares (Note 26)	4,243,150	258,229,532	-	-	-	-	-	-	-	-	262,472,682
Advanced receipt for share subscription (Note 26, 36)	-	-	15,376,627	-	-	-	-	-	-	-	15,376,627
Dividend received from subsidiaries	-	-	-	-	-	-	-	-	-	(36,138,282)	(36,138,282)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(48,419,562)	(48,419,562)
Closing balance 31 December 2007	2,958,123,252	21,250,963,792	15,376,627	-	161,186,663	500,000,000	-	49,998,651,867	-	576,497,671	75,460,799,872
Opening balance 2006	2,950,639,869	20,729,933,193	25,257,338	17,669,750	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	885,435,641	79,934,551,842
Net profit for the year	-	-	-	-	-	-	-	16,256,015,494	-	-	16,256,015,494
Dividend paid	-	-	-	-	-	-	-	(18,592,833,134)	-	-	(18,592,833,134)
Transfer of advanced receipts to additional shares	491,439	24,765,899	(25,257,338)	-	-	-	-	-	-	-	-
Additional shares	4,955,708	223,864,580	-	-	-	-	-	-	-	-	228,820,288
Advanced receipt for share subscription	-	-	14,503,874	-	-	-	-	-	-	-	14,503,874
Fair value reserve of available-for-sale securities	-	-	-	(17,669,750)	-	-	-	-	-	-	(17,669,750)
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	(83,129,756)	83,129,756	-	-	-
Offset of treasury stock	(2,540,200)	-	-	-	-	-	-	(80,589,556)	83,129,756	-	-
Dividend received from subsidiaries	-	-	-	-	-	-	-	-	-	(76,528,058)	(76,528,058)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(147,852,068)	(147,852,068)
Closing balance 31 December 2006	2,953,546,816	20,978,563,672	14,503,874	-	161,186,663	500,000,000	-	52,330,151,948	-	661,055,515	77,599,008,488

The accompanying notes on pages 101 to 149 are an integral part of these consolidated and company financial statements.

Statements of Changes in Shareholders' Equity (continued)

Advanced Info Service Public Company Limited

For the years ended 31 December 2007 and 2006

	Company (Baht)								
	Issued and paid up share capital	Premium on share capital	Advanced receipt for share subscription	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury Stock	Total
Opening balance 2007	2,953,546,816	20,978,563,672	14,503,874	-	500,000,000	-	44,743,032,556	-	69,189,646,918
Net profit for the year	-	-	-	-	-	-	17,106,578,153	-	17,106,578,153
Dividend paid (Note 32)	-	-	-	-	-	-	(18,621,966,740)	-	(18,621,966,740)
Transfer of advanced receipts to additional shares									
(Note 26)	333,286	14,170,588	(14,503,874)	-	-	-	-	-	-
Additional shares (Note 26)	4,243,150	258,229,532	-	-	-	-	-	-	262,472,682
Advanced receipt for share subscription (Note 26,36)	-	-	15,376,627	-	-	-	-	-	15,376,627
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	-	-	-
Closing balance 31 December 2007	2,958,123,252	21,250,963,792	15,376,627	-	500,000,000	-	43,227,643,969	-	67,952,107,640
Opening balance 2006	2,950,639,869	20,729,933,193	25,257,338	161,186,663	500,000,000	83,129,756	54,664,429,388	(83,129,756)	79,031,446,451
Retrospective adjustments (Note 4)	-	-	-	(161,186,663)	-	-	(8,813,774,742)	-	(8,974,961,405)
Opening balance - as restated	2,950,639,869	20,729,933,193	25,257,338	-	500,000,000	83,129,756	45,850,654,646	(83,129,756)	70,056,485,046
Net profit for the year	-	-	-	-	-	-	17,482,670,844	-	17,482,670,844
Dividend paid	-	-	-	-	-	-	(18,592,833,134)	-	(18,592,833,134)
Transfer of advanced receipts to additional shares	491,439	24,765,899	(25,257,338)	-	-	-	-	-	-
Additional shares	4,955,708	223,864,580	-	-	-	-	-	-	228,820,288
Advanced receipt for share subscription	-	-	14,503,874	-	-	-	-	-	14,503,874
Reversal of capital reserve for treasury stock	-	-	-	-	-	(83,129,756)	83,129,756	-	-
Offset of treasury stock	(2,540,200)	-	-	-	-	-	(80,589,556)	83,129,756	-
Closing balance 31 December 2006	2,953,546,816	20,978,563,672	14,503,874	-	500,000,000	-	44,743,032,556	-	69,189,646,918

The accompanying notes on pages 101 to 149 are an integral part of these consolidated and company financial statements.

Statements of Cash Flows

Advanced Info Service Public Company Limited

For the years ended 31 December 2007 and 2006

	Notes	Consolidated 2007 Baht	Consolidated 2006 Baht	Company 2007 Baht	Company 2006 Restated Baht
Cash flows from operating activities	32	34,325,231,862	35,026,603,614	26,711,185,589	30,419,179,447
Cash flows from investing activities:					
Net changes in short-term investments		(5,256,608)	155,411,090	-	-
Net changes in short-term loans to related parties		-	-	(18,200,000)	(40,300,000)
Proceeds from disposals of property and equipment		27,115,197	22,120,927	20,825,282	17,785,087
Cash invested in long-term investments in subsidiaries		-	-	(50,000,000)	(99,000,000)
Cash invested in general investment	12	(92,760,750)	-	(92,760,750)	-
Purchases of property, plant, equipment and computer software		(4,474,940,882)	(3,189,262,505)	(3,987,489,164)	(3,085,334,015)
Purchases of assets under concession agreements		(12,630,489,918)	(16,907,464,799)	(12,588,450,270)	(16,645,911,542)
Dividend received from subsidiaries		-	-	2,878,158,203	5,823,342,146
Net cash payments for investing activities		(17,176,332,961)	(19,919,195,287)	(13,837,916,699)	(14,029,418,324)
Cash flows from financing activities:					
Proceeds from short-term loans from financial institutions	19	7,367,734,438	5,850,000,000	7,367,734,438	5,850,000,000
Repayments of short-term loans from financial institutions	19	(5,000,000,000)	(4,850,000,000)	(5,000,000,000)	(4,850,000,000)
Proceeds from short-term loans from a subsidiary		-	-	9,500,000,000	6,500,000,000
Repayments of short-term loans from a subsidiary		-	-	(1,000,000,000)	(10,300,000,000)
Proceeds from long-term debentures		-	11,410,173,330	-	11,410,173,330
Repayments of long-term debentures	19	(6,500,000,300)	(14,250,000,150)	(6,500,000,300)	(14,250,000,150)
Proceeds from long-term borrowings	19	1,132,646,869	9,485,312,460	1,132,646,869	9,485,312,460
Finance lease principal payments	19	(22,871,772)	(16,495,313)	(19,473,941)	(15,174,893)
Net proceeds from capital increase		4,243,150	4,955,708	4,243,150	4,955,708
Net proceeds from share premium		258,229,532	223,864,580	258,229,532	223,864,580
Advanced receipts for share subscription		15,376,627	14,503,874	15,376,627	14,503,874
Payments of dividend	31	(18,621,966,740)	(18,592,833,134)	(18,621,966,740)	(18,592,833,134)
Payments of dividend to minorities		(36,138,282)	(76,528,058)	-	-
Net cash payments from financing activiites		(21,402,746,478)	(10,797,046,703)	(12,863,210,365)	(14,519,198,225)
Net (decrease) increase in cash and cash equivalents		(4,253,847,577)	4,310,361,624	10,058,525	1,870,562,898
Cash and cash equivalents at the beginning of the year		11,097,789,676	6,757,483,356	3,725,033,698	1,824,526,104
Unrealised (loss) gain on exchange rate of cash and cash equivalents		(21,857,569)	29,944,696	(21,857,569)	29,944,696
Cash and cash equivalents at the end of the year		6,822,084,530	11,097,789,676	3,713,234,654	3,725,033,698

The accompanying notes on pages 101 to 149 are an integral part of these consolidated and company financial statements.

Statements of Cash Flows (continued)

Advanced Info Service Public Company Limited

For the years ended 31 December 2007 and 2006

Supplementary information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2007 and 2006 comprise:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Restated Million Baht
Cash and deposits at financial institutions	4,386.75	3,481.99	2,204.93	1,151.10
Short-term investments with maturities of three months or less	3,929.91	9,260.23	1,508.30	2,573.93
	8,316.66	12,742.22	3,713.23	3,725.03
Less restricted bank deposits (Note 6)	(1,494.58)	(1,644.43)	-	-
Total cash and cash equivalents	6,822.08	11,097.79	3,713.23	3,725.03

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the years ended 31 December 2007 and 2006 comprise:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Restated Million Baht
Interest paid and income tax paid				
Interest paid	1,646.58	1,336.96	1,943.37	1,648.85
Income tax paid	7,560.06	8,505.14	6,257.07	6,424.53
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	1,646.84	3,488.21	1,562.55	3,301.02

The accompanying notes on pages 101 to 149 are an integral part of these consolidated and company financial statements.

Notes to the Consolidated and Company Financial Statements

Advanced Info Service Public Company Limited

For the years ended 31 December 2007 and 2006

1 General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public limited incorporated and resident in Thailand. The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the 'Group'. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.
2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.
3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.
4) The operation of PROVIDING CALL CENTER SERVICE
5) The operation of PROVIDING BROADBAND SERVICE under a license from the National Telecommunications Commission ("NTC").
6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD
7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE
8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a license from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The license agreement of INTERNATIONAL TELEPHONE SERVICE is ended 26 July 2026.
9) The operation of DISTRIBUTING OF CELLULAR PHONES
10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a license from the National Telecommunications Commission ("NTC").

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and its subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

1 General information (continued)

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalised software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

These consolidated and company financial statements have been approved for issue by the board of directors on 19 February 2008.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements have been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Amendment to accounting standards

Amendments to standards effective in 2007

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2007.

TAS 44 : Consolidated and Separate Financial Statements

TAS 45 : Investments in Associates

TAS 46 : Financial Reporting of Interests in Joint Ventures

Amendments to standards effective in 2008 and relevant to the Group

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are relevant to the Group.

TAS 25 : Cash Flow Statements

2 Accounting policies (continued)

2.2 Amendment to accounting standards (continued)

Amendments to standards effective in 2008 and relevant to the Group (continued)

TAS 29 : Leases

TAS 31 : Inventories

TAS 33 : Borrowing Costs

TAS 35 : Presentation of Financial Statements (revised 2007)

TAS 39 : Accounting Policies, Changes in Accounting Estimates and Errors (revised 2007)

TAS 41 : Interim Financial Reporting (revised 2007)

TAS 43 : Business Combination

TAS 51 : Intangible Assets

The Group will apply these amendments to the standards from 1 January 2008. The application is not expected to have significant impact to the financial position or results of the operations of the Group.

Amendments to standards effective in 2008 and not relevant to the Group

The following standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008 and are not relevant to the Group.

TAS 49 : Construction Contracts

2.3 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.14 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the cost or the fair value.

A list of the Group's principal subsidiaries and the effects acquisitions and disposals of subsidiaries are shown in Note 11.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

2 Accounting policies (continued)

2.5 Financial instruments

Financial instruments carried on the balance sheet include cash and deposits at financial institutions, short-term investments, trade receivables, related party receivables and payables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group uses financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise forward foreign currency contracts and cross currency swap agreements are recorded in the financial statements on the contract date. The purpose of these instruments is to manage risk.

Forward foreign exchange contracts protect the Group from fluctuations in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Forward contracts are recorded as forward contracts receivable or forward contracts payable on inception, and are translated at the year end exchange rate. Unrealised gains and losses on translation are recognised in the income statement. Premiums or discounts are amortised in the statement of income on a straight-line basis over the contract period.

Interest rate derivatives help the Group to better manage effects from fluctuations in floating interest rates. Any differential to be paid on an interest rate derivative is recognised as a component of interest expense over the period of such instrument. Gains and losses on early termination of interest rate derivatives or on repayment of the borrowing are charged to the statements of income.

Disclosures about financial instruments to which the Group is a party are provided in Note 3.

2.6 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less and exclude restricted bank deposits.

2.7 Investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the investments. Cost of investment includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid price by reference to the Stock Exchange of Thailand. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

2 Accounting policies (continued)

2.7 Investments (continued)

Trading investments are traded in active markets and valued at market value at the close of business on the balance sheet date by reference to the Stock Exchange of Thailand quoted bid price. In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital (Note 32).

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.8 Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving or defective inventories.

2.10 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis to write off the cost of each asset, except for land which is considered to have an indefinite life, to its residual value over its estimated useful life as follows:

	Years
Buildings and building improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5, 10
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

2 Accounting policies (continued)

2.10 Property, plant and equipment (continued)

Computer software which is an integral part of related computer hardware is included in tools and equipment.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on disposals are determined by comparing proceeds carrying amount and are included in operating profit.

2.11 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.12 Leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfer all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.13 Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system. The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period. Computer systems under concession agreement of 1800-MHz operation is amortised as expense on the straight-line method over the period of 5 years not exceeding the remaining concession period.

2 Accounting policies (continued)

2.14 Intangible assets

Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure which enhances or extends the performance computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs are recognised as assets are amortised using the straight-line method over their useful lives, not exceeding a period of 5 and 10 years.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

Goodwill arising on acquisitions of the Group is amortised over a period of 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2.15 Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network. The following amortisation methods are used:

- Commitment fees of long-term loans are amortised over a period of five years.
- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

2 Accounting policies (continued)

2.16 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.17 Share capital

Ordinary shares are classified as equity.

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2.18 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2.19 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.20 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2.21 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from amortisation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for liabilities, tax losses carried forward.

Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2 Accounting policies (continued)

2.22 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by authorised persons.

2.23 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments.

Segment information is presented by business of the Group's operations.

3 Financial risk management

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as forward foreign exchange contracts and cross currency swap contracts to hedge certain exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

3.1.1 Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to JPY and US dollar. Entities in the Group use forward contracts and cross currency swap contracts, transacted with Group Treasury, to hedge their exposure to foreign currency risk in connection with measurement currency. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings, external forward currency contracts and external cross currency swap contracts.

3.1.2 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

3.2 Derivative financial instrument

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Swap contracts receivable	9,161.78	9,347.36	9,161.78	9,347.36
Swap contracts payable	(9,485.31)	(9,485.31)	(9,485.31)	(9,485.31)
Total swap contracts payable, net	(323.53)	(137.95)	(323.53)	(137.95)

3 Financial risk management (continued)

3.2 Derivative financial instrument (continued)

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Forward contracts receivable	1,128.44	26.25	1,128.44	-
Forward contracts payable	(1,189.27)	(26.65)	(1,189.27)	-
Total forward contracts payable, net (Note 20)	(60.83)	(0.40)	(60.83)	-

The carrying amounts and fair values of swap and forward contracts for the years ended 31 December 2007 and 2006 are as follows:

	Consolidated		Company	
	2007		2007	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Swap contracts	9,485.31	9,032.02	9,485.31	9,032.02

	Consolidated		Company	
	2007		2007	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Swap contracts	9,485.31	9,251.01	9,485.31	9,251.01

	Consolidated		Company	
	2007		2007	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Forward contracts	1,189.27	1,196.13	1,189.27	1,196.13

	Consolidated		Company	
	2007		2007	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Forward contracts	26.65	26.35	-	-

4 Change in accounting policy

The amendment of TAS no. 44 "Consolidated and Separate Financial Statements", TAS no. 45 "Investments in Associates" and TAS no. 46 "Interests in Joint Ventures" require the change from equity method to cost method for investments in subsidiaries, associates and jointly controlled entities presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. Those revised standards are mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries, associates and jointly controlled entities presented in the separate financial statements. The change in the accounting policy has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements.

The Company has adopted the cost method in the separate financial statements since 1 January 2007 by applying retrospective adjustments. The effects of the change to the company balance sheet as at 31 December 2006 and the company statements of income for the year ended 31 December 2006 are as follows:

Balance sheets as at 31 December 2006	**Restated** **Million Baht**
Decrease in investments in subsidiaries	
Impact from change from equity to cost method	1,723.31
Impact from impairment loss to investment at cost	6,025.00
Decrease in investment in subsidiaries, net	7,748.31

Balance sheets as at 31 December 2006 (continued)	**Restated** **Million Baht**
Shareholders' equity	
Decrease in unrealized gain from dilution of investment as at 1 January 2006 and 31 December 2006	161.19
Decrease in retained earnings as at 31 December 2006	7,587.12
Decrease in retained earnings as at 1 January 2006	8,813.77

Statements of income for the year ended 31 December 2006	**Restated** **Million Baht**
Increase in net profit for the year	1,226.66
Increase in basic earnings per share (Baht)	0.42
Increase in diluted earnings per share (Baht)	0.42

5 Segment information

The business operations of the Group, as reflected in the consolidated financial statements, are classified into three major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, international call, call center service, electronic cash card and payment service via mobile phone

2) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent

3) the operations of data network and internet provider

5 Segment information (continued)

Financial information by business segment for the years ended 31 December 2007 and 2006 are shown as follows:

	Consolidated			
	2007			
	Mobile phone, International call and call center services Million Baht	Mobile phone sales Million Baht	Datanet and broadband service Million Baht	Group Million Baht
Revenue from services and				
equipment rentals	93,894.39	76.62	839.41	94,810.42
Sales	-	13,642.71	0.92	13,643.63
Other operating income	270.16	14.76	0.72	285.64
Total revenues	94,164.55	13,734.09	841.05	108,739.69
Operating expenses				
Cost of sales and services				
and equipment rentals	(57,198.84)	(12,980.66)	(577.07)	(70,756.57)
Selling and administrative expenses	(12,136.08)	(391.80)	(250.01)	(12,777.89)
Operating profit	24,829.63	361.63	13.97	25,205.23
Finance cost				
Net loss on exchange rate				(56.06)
Interest income				375.95
Interest expenses				(1,720.71)
Income before tax				23,804.41
Income tax				(7,562.36)
Profit before minority interests				16,242.05
Share of net loss in subsidiaries				
to minority interests				(48.42)
Net profit				16,290.47
Consolidated total assets	123,467.46	4,272.11	1,202.08	128,941.65
Consolidated total liabilities	52,855.94	318.68	306.23	53,480.85
Depreciation charges	3,082.00	4.64	87.50	3,174.14
Amortisation charges	15,665.20	0.74	125.46	15,791.40

5 Segment information (continued)

	Consolidated			
	2006			
	Mobile phone, International call and call center services Million Baht	Mobile phone sales Million Baht	Datanet and broadband service Million Baht	Group Million Baht
Revenue from services and				
equipment rentals	75,229.63	98.36	724.90	76,052.89
Sales	-	15,362.54	12.73	15,375.27
Other operating income	379.55	-	0.08	379.63
Total revenues	75,609.18	15,460.90	737.71	91,807.79
Operating expenses				
Cost of sales and services				
and equipment rentals	(41,326.42)	(14,080.97)	(548.19)	(55,955.58)
Selling and administrative expenses	(10,651.11)	(445.81)	(331.44)	(11,428.36)
Operating profit	23,631.65	934.12	(141.92)	24,423.85
Finance cost				
Net gain on exchange rate				47.51
Interest income				635.34
Interest expenses				(1,538.24)
Income before tax				23,568.46
Income tax				(7,460.29)
Profit before minority interests				16,108.17
Share of net loss in subsidiaries				
to minority interests				(147.85)
Net profit				16,256.02
Consolidated total assets	133,087.48	-	1,213.29	134,300.77
Consolidated total liabilities	56,376.64	-	325.13	56,701.77
Depreciation charges	3,628.40	-	77.97	3,706.37
Amortisation charges	14,481.16	-	116.55	14,597.71

6 Cash and cash equivalents

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Cash on hand	19.93	11.33	7.54	9.95
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	6,637.12	12,262.96	2,046.08	3,247.15
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	1,659.61	467.93	1,659.61	467.93
Cash and cash equivalents	8,316.66	12,742.22	3,713.23	3,725.03

The effective interest rate on short-term bank deposits was 0.13% - 6.88% per annum (2006: 0.13% - 7.50% per annum).

Other currency deposits mainly represent USD 49.32 million deposits (2006: USD 13.01million). The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

Restricted bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 1,494.58 million (2006: Baht 1,644.43 million) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

7 Short-term investments

Short-term investments mainly represent private fund and fixed deposits. Private fund with a financial institution bears interest at the effective rate of 4.38% per annum (2006: 4.61%). Fixed deposits bear interest at an effective rate of 1.25% per annum (2006: 1.50% per annum).

The Group's fixed deposits amounting to Baht 12.62 million (2006: Baht 11.16 million) have been pledged with a bank in respect of bank guarantees.

8 Trade accounts receivable, net

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts receivable, gross				
Third parties	3,604.28	3,166.12	2,215.77	1,890.43
Related parties (Note 33)	250.56	146.77	4,805.11	1,882.96
Accrued income	4,643.40	2,019.20	4,568.67	1,900.84
	8,498.24	5,332.09	11,589.55	5,674.23
Less allowance for trade receivables	(444.05)	(433.91)	(413.00)	(385.33)
	8,054.19	4,898.18	11,176.55	5,288.90

8 Trade accounts receivable, net (continued)

Outstanding trade accounts receivable from third parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Current - 3 months	7,996.66	5,038.69	6,571.39	3,666.58
Overdue 3 - 6 months	177.15	94.51	157.47	85.25
Overdue 6 - 12 months	45.26	8.14	44.99	5.99
Overdue over 12 months	28.61	43.98	10.59	33.45
	8,247.68	5,185.32	6,784.44	3,791.27
Less allowance for trade receivables	(444.05)	(433.91)	(413.00)	(385.33)
	7,803.63	4,751.41	6,371.44	3,405.94

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

Outstanding trade accounts receivable from related parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Current - 3 months	250.32	146.72	4,451.46	1,635.94
Overdue 3 - 6 months	-	0.01	45.40	247.02
Overdue 6 - 12 months	0.24	0.04	93.46	-
Overdue over 12 months	-	-	214.79	-
	250.56	146.77	4,805.11	1,882.96

9 Inventories and spare part inventories for mobile phone network maintenance, net

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Finished goods	1,147.88	2,010.01	-	-
Supplies and spare parts	12.87	9.52	-	-
Spare parts for mobile phone network maintenance	881.38	843.40	729.82	691.84
	2,042.13	2,862.93	729.82	691.84
Less allowance for obsolete inventories and diminution in value of inventories and spare parts for mobile phone network maintenance	(805.88)	(807.46)	(592.71)	(578.48)
	1,236.25	2,055.47	137.11	113.36

10 Other current assets

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Other receivables	375.80	225.80	74.31	98.06
Prepaid expenses	1,478.92	1,502.08	1,464.21	1,459.01
Others	263.28	263.93	189.36	199.17
	2,118.00	1,991.81	1,727.88	1,756.24

11 Investments in subsidiaries, net

	Company	
	2007	2006
	Million Baht	Restated Million Baht
Opening net book amount - as previously reported	27,604.35	30,977.00
Retrospective adjustment (Note 4)	(7,748.31)	(8,974.96)
Opening net book amount as restated	19,856.04	22,002.04
Acquisition	50.00	-
Addition	-	99.00
Impairment	(448.93)	(2,245.00)
Closing net book amount	19,457.11	19,856.04

On 6 March 2007, AIS International Network Company Limited, a subsidiary registered the name change to "AIN GlobalComm Company Limited" with Ministry of Commerce.

On 22 June 2007, the Company invested in Wireless Device Supply Company Limited ("WDS") of 499,993 ordinary shares with a par value of Baht 100 per share, totaling Baht 50.00 million. Total shares invested represent 99.99% ownership.

11 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 December 2007 and 2006

Subsidiaries	Nature of Business	Country of incorporation	Nature of relationship	Paid-up capital Million Baht	Investment portion %	Cost Million Baht 31 December 2007	Cost Million Baht 31 December 2006 Restated
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	Shareholder	240.00	99.99	600.00	600.00
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.83	597.83
Datanetwork Solution Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	8.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	810.96
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	23,299.84
Data Line Thai Co., Ltd.	Currently ceased operation	Thailand	Shareholder	15.00	65.00	2.41	2.41
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	250.00
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	210.00
AIN GlobalComm Co., Ltd. (Formerly AIS International Network Co., Ltd.)	Service provider of international call	Thailand	Shareholder	100.00	99.99	100.00	100.00
Advanced Wireless Network Co., Ltd. (Formerly AIS Wireless Communication Network Co., Ltd.)	Currently not in operation	Thailand	Shareholder	1.00	99.93	1.00	1.00
Super Broadband Network Co., Ltd. (Formerly AIS Wire Network Co., Ltd.)	Currently not in operation	Thailand	Shareholder	1.00	99.93	1.00	1.00
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	Shareholder	50.00	99.99	50.00	-
	Investments in subsidiaries					25,931.04	25,881.04
	Less allowance for impairment					(6,473.93)	(6,025.00)
	Investments in subsidiaries, net					19,457.11	19,856.04

12 General investment

On 29 June and 30 October 2007, the Company invested in Bridge Mobile Pte Ltd., a joint investment of 10 mobile phone operators in Asia-Pacific region to provide international roaming service (incorporated in Singapore), of 2.20 million ordinary shares, totaling USD 2.70 million (Baht 92.76 million). Total shares invested represent 10.00% of its paid-up share capital.

13 Property, plant and equipment, net

	Consolidated (Million Baht)								
	Land	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2006									
Cost	1.07	464.41	750.01	24,172.74	1,854.96	24.87	246.61	435.13	27,949.80
Accumulated depreciation	-	(166.29)	(426.99)	(17,964.15)	(1,452.73)	(16.57)	(123.75)	-	(20,150.48)
Allowance for asset impairment	-	-	-	(2.00)	-	-	-	-	(2.00)
Net book amount	1.07	298.12	323.02	6,206.59	402.23	8.30	122.86	435.13	7,797.32
For the year ended 31 December 2007									
Opening net book amount	1.07	298.12	323.02	6,206.59	402.23	8.30	122.86	435.13	7,797.32
Additions	-	29.90	80.22	3,184.29	342.69	11.35	45.35	412.14	4,105.94
Transfers, net	-	20.29	31.58	138.64	0.86	-	-	(348.60)	(157.23)
Disposals, net	-	-	(0.14)	(4.78)	(1.70)	(0.30)	(6.02)	-	(12.94)
Depreciation charges	-	(43.19)	(119.33)	(2,684.21)	(281.72)	(4.68)	(41.01)	-	(3,174.14)
Reversal of asset impairment	-	-	-	2.00	-	-	-	-	2.00
Closing net book amount	1.07	305.12	315.35	6,842.53	462.36	14.67	121.18	498.67	8,560.95
At 31 December 2007									
Cost	1.07	491.39	861.39	27,467.18	1,978.74	25.85	237.68	498.67	31,561.97
Accumulated depreciation	-	(186.27)	(546.04)	(20,624.65)	(1,516.38)	(11.18)	(116.50)	-	(23,001.02)
Net book amount	1.07	305.12	315.35	6,842.53	462.36	14.67	121.18	498.67	8,560.95

Additions include Baht 25.43 million (2006: Baht 49.38 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 17.15 million (2006: Baht 16.16 million) assets sold under finance leases (where the Group is the lessee).

13 Property, plant and equipment, net (continued)

	Company (Million Baht)						
	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2006							
Cost	355.23	719.93	23,473.57	1,293.54	226.48	374.75	26,443.50
Accumulated depreciation	(139.07)	(417.78)	(17,779.35)	(969.73)	(113.90)	-	(19,419.83)
Allowance for asset impairment	-	-	(2.00)	-	-	-	(2.00)
Net book amount	216.16	302.15	5,692.22	323.81	112.58	374.75	7,021.67
For the year ended 31 December 2007							
Opening net book amount	216.16	302.15	5,692.22	323.81	112.58	374.75	7,021.67
Additions	26.26	67.87	3,109.98	327.02	41.54	163.07	3,735.74
Transfers, net	20.90	30.64	132.23	3.01	-	(283.06)	(96.28)
Disposals, net	-	(0.13)	(3.99)	(1.15)	(5.02)	-	(10.29)
Depreciation charges	(36.39)	(112.32)	(2,588.12)	(258.92)	(38.02)	-	(3,033.77)
Reversal of asset impairment	-	-	2.00	-	-	-	2.00
Closing net book amount	226.93	288.21	6,344.32	393.77	111.08	254.76	7,619.07
At 31 December 2007							
Cost	402.39	818.02	26,704.44	1,432.56	219.67	254.76	29,831.84
Accumulated depreciation	(175.46)	(529.81)	(20,360.12)	(1,038.79)	(108.59)	-	(22,212.77)
Net book amount	226.93	288.21	6,344.32	393.77	111.08	254.76	7,619.07

Additions include Baht 14.96 million (2006: Baht 38.67 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 17.15 million (2006: Baht 16.16 million) assets sold under finance leases (where the Company is the lessee).

13 Property, plant and equipment, net (continued)

Leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise furniture, assets for rent, equipment and vehicles:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Cost - capitalised finance leases	161.26	151.77	67.93	70.12
Accumulated depreciation	(101.79)	(94.24)	(26.73)	(22.78)
Net book amount	59.47	57.53	41.20	47.34

14 Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2006			
Cost	163,586.81	1,506.09	165,092.90
Accumulated amortisation	(78,921.82)	(1,038.18)	(79,960.00)
Allowance for asset impairment	(4,037.00)	-	(4,037.00)
Net book amount	80,627.99	467.91	81,095.90
Year ended 31 December 2007			
Opening net book amount	80,627.99	467.91	81,095.90
Additions	10,853.48	31.51	10,884.99
Amortisation charges	(13,416.72)	(103.86)	(13,520.58)
Reversal of asset impairment	67.00	-	67.00
Closing net book amount	78,131.75	395.56	78,527.31
At 31 December 2007			
Cost	174,440.29	1,537.60	175,977.89
Accumulated amortisation	(92,338.54)	(1,142.04)	(93,480.58)
Allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book amount	78,131.75	395.56	78,527.31

14 Assets under concession agreements, net (continued)

	Company
	Cost of mobile phone networks
	Million Baht
At 31 December 2006	
Cost	149,098.24
Accumulated amortisation	(70,314.05)
Allowance for asset impairment	(4,021.00)
Net book amount	74,763.19
Year ended 31 December 2007	
Opening net book amount	74,763.19
Additions	10,853.04
Amortisation charges	(12,222.10)
Reversal of asset impairment	51.00
Closing net book amount	73,445.13
At 31 December 2007	
Cost	159,951.28
Accumulated amortisation	(82,536.15)
Allowance for asset impairment	(3,970.00)
Net book amount	73,445.13

15 Computer software, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2006		
Cost	3,503.40	3,417.97
Accumulated amortisation	(2,194.64)	(2,183.56)
Net book amount	1,308.76	1,234.41
Year ended 31 December 2007		
Opening net book amount	1,308.76	1,234.41
Additions	298.55	263.65
Transfers, net	157.23	96.28
Amortisation charges	(437.80)	(421.04)
Closing net book amount	1,326.74	1,173.30
At 31 December 2007		
Cost	3,959.17	3,777.90
Accumulated amortisation	(2,632.43)	(2,604.60)
Net book amount	1,326.74	1,173.30

16 Concession rights and goodwill, net

	Consolidated	
	Million Baht	
	Concession rights	Goodwill
At 31 December 2006		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,941.80)	(6,561.87)
Net book amount	3,051.10	7,837.04
Year ended 31 December 2007		
Opening net book amount	3,051.10	7,837.04
Amortisation charges	(454.83)	(1,166.90)
Closing net book amount	2,596.27	6,670.14
At 31 December 2007		
Cost	6,992.90	14,398.91
Accumulated amortisation	(4,396.63)	(7,728.77)
Net book amount	2,596.27	6,670.14

17 Other assets, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2006		
Cost	935.20	658.61
Accumulated amortisation	(380.05)	(217.38)
Net book amount	555.15	441.23
Year ended 31 December 2007		
Opening net book amount	555.15	441.23
Additions	78.56	53.82
Disposal, net	(5.06)	(0.15)
Amortisation charges	(77.85)	(49.52)
Closing net book amount	550.80	445.38
At 31 December 2007		
Cost	964.34	673.12
Accumulated amortisation	(413.54)	(227.74)
Net book amount	550.80	445.38

18 Trade accounts payable

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Third parties	4,134.26	5,683.77	3,361.93	5,172.24
Related parties (Note 33)	83.92	75.94	553.12	490.24
	4,218.18	5,759.71	3,915.05	5,662.48

19 Borrowings

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Current				
Short-term loan from a financial institution	3,492.24	1,000.00	3,492.24	1,000.00
Current portion of long-term borrowings, net	28.46	-	28.46	-
Current portion of long-term debentures, net	1,493.55	6,491.07	1,493.55	6,491.07
Current portion of finance lease liabilities	22.57	16.16	13.22	13.11
	5,036.82	7,507.23	5,027.47	7,504.18
Non-current				
Long-term borrowings	10,269.66	9,347.36	10,269.66	9,347.36
Long-term debentures, net	14,617.90	16,111.45	14,617.90	16,111.45
Finance lease liabilities	41.63	45.49	32.58	37.19
	24,929.19	25,504.30	24,920.14	25,496.00
Total borrowings	29,966.01	33,011.53	29,947.61	33,000.18

19 Borrowings (continued)

The movements in the above borrowings can be analysed as follows:

	Consolidated	Company
	Million Baht	Million Baht
For the year ended 31 December 2007		
Opening net book value	33,011.53	33,000.18
Additions	8,528.01	8,517.56
Repayments	(11,522.87)	(11,519.47)
Unrealised gain	(184.10)	(184.10)
Amortisation of bond issuing cost	8.93	8.93
Amortisation of discounted bill of exchange	124.51	124.51
Closing net book value	29,966.01	29,947.61

The interest rate exposure on the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Borrowings:				
- at fixed rates	25,193.49	25,669.79	25,175.09	25,658.44
- at floating rates	4,772.52	7,341.74	4,772.52	7,341.74
	29,966.01	33,011.53	29,947.61	33,000.18
The effective interest rates at the balance sheet date were as follows:				
- short-term borrowing	3.98%	5.10%	3.98%	5.10%
- long-term borrowings	5.07%	5.49%	5.07%	5.49%
- long-term debentures	5.74%	5.77%	5.74%	5.77%
- finance lease liabilities	9.23%	8.05%	9.03%	7.94%

Maturity of long-term borrowings (excluding finance lease liabilities) as at 31 December are as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Payment due				
- within 1 year	5,014.25	6,491.07	5,014.25	6,491.07
- within 2 to 5 years	20,007.99	21,460.42	20,007.99	21,460.42
- over 5 years	4,879.57	3,998.39	4,879.57	3,998.39
	29,901.81	31,949.88	29,901.81	31,949.88

19 Borrowings (continued)

Long-term borrowings

As at 31 December 2007, long-term borrowings comprise:

Issue date	Amount Million	Interest rate	Term of interest payment	Repayment term
20/11/2006	JPY 30,568.20	JPY LIBOR plus margin 0.22%	Semi- annual	Entirely redeemed on 20 November 2011
3/12/2007	USD 16.74	LIBOR plus margin 0.29%	Semi- annual	Entirely redeemed on 9 November 2014
12/12/2007	USD 14.28	LIBOR plus margin 0.15%	Semi- annual	20 equal installments commencing on 30 November 2008 until 31 May 2018
12/12/2007	USD 2.52	LIBOR plus margin 0.55%	Semi- annual	20 equal installments commencing on 30 November 2008 until 31 May 2018

Long-term debentures, net

The carrying amounts and fair value of certain long-term debentures (gross of issue costs) are as follows:

	Consolidated			
	Carrying amounts		Fair values	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	16,127.10	22,627.10	16,462.82	22,778.38

	Company			
	Carrying amounts		Fair values	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	16,127.10	22,627.10	16,462.82	22,778.38

Fair values for traded debentures have been determined based on quoted selling prices from the Thai Bond Market Association at the close of the business on the balance sheet date.

19 Borrowings (continued)

Long-term debentures, net (continued)

As at 31 December 2007, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows:

Issue date	No. of units Million units	Amount Million Baht	Interest rate	Term of interest payment	Repayment term	Balance as at 31 December 2007 Million Baht	Balance as at 31 December 2006 Million Baht
21/03/2002	2.50	2,500.00	6.25%	Semi- annual	Entirely redeemed on 21 March 2009*	2,450.00	2,450.00
21/03/2002	4.50	4,500.00	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi- annual	6 equal installments commencing in the fifty - four month after the issuing date until 21 March 2009	2,250.00	3,750.00
21/03/2002	3.00	3,000.00	5.25%	Quarterly	Entirely redeemed on 21 March 2007	-	3,000.00
21/10/2002	5.00	5,000.00	3.65%	Semi- annual	5 equal installments commencing on 21 October 2005 until 21 October 2007	-	2,000.00
07/09/2006	3.43	3,427.10	5.80%	Semi- annual	Entirely redeemed on 7 September 2009	3,427.10	3,427.10
07/09/2006	4.00	4,000.00	5.90%	Semi- annual	Entirely redeemed on 7 September 2011	4,000.00	4,000.00
07/09/2006	4.00	4,000.00	6.00%	Semi- annual	Entirely redeemed on 7 September 2013	4,000.00	4,000.00
					Total debentures	16,127.10	22,627.10
					Less bond issuing cost balance at 31 December	(15.65)	(24.58)
					Total debentures, net	16,111.45	22,602.52

* *On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement in 2003.*

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

19 Borrowings (continued)

Financial lease liabilities

As at 31 December 2007, the subsidiary's finance lease liabilities of Baht nil million (2006: Baht nil million) are collateralised by the underlying leased assets as mentioned in Note 13.

Finance lease liabilities - minimum lease payments:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Not later than 1 year	22.57	16.16	13.22	13.11
Later than 1 year but not later than 5 years	41.63	45.49	32.58	37.19
	64.20	61.65	45.80	50.30

20 Other current liabilities

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Accrued bonus	467.02	429.45	410.04	395.81
Accrued interest expense	343.22	404.60	343.22	404.60
Value added tax payable, net	157.92	169.34	284.35	155.50
Forward contract payable, net (Note 3)	1.52	0.40	1.52	-
Other payables	646.80	518.08	546.21	389.11
Other liabilities	834.87	858.03	626.58	602.14
	2,451.35	2,379.90	2,211.92	1,947.16

21 Concession right payable

On 19 November 1996, Digital Phone Company Limited ("DPC"), a subsidiary, has entered into an assignment agreement with The Communications Authority of Thailand (currently named CAT Telecom Public Company Limited ("CAT")), and Total Access Communication Public Company Limited ("TAC"). Under the agreement, TAC agreed to transfer the rights and obligations under the contract to operate and to provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 to DPC. Therefore, the rights and obligations of TAC were completely transferred to DPC according to the agreement.

On 19 November 1996, CAT has entered into an agreement with DPC whereby CAT agreed that DPC shall operate and provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 from the effective date of this agreement to 15 September 2013.

On 7 January 1997, DPC has entered into an Agreement to Unwind the Service Provider Agreement ("the Unwind agreement") with TAC and Samart Corporation Public Company Limited ("SAMART"). Under the Unwind agreement, DPC shall pay to TAC as detailed in the agreement for the assignment of the rights and obligations to operate the PCN 1800 mobile phone system, the right to use certain facilities, equipment and roaming arrangement.

21 Concession right payable (continued)

During the year 2000, Shin Corporation Public Company Limited ("Shin"), the Company's major shareholder, acquired DPC from SAMART.

During the year 2001, the Company acquired DPC from Shin group.

DPC has suspended the payment to TAC starting with an amount due on 30 September 2002 due to certain disputes between the concerned parties.

On 30 September and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the Unwind agreement totaling USD 35.49 million and called for payment with an additional interest charge on the overdue payment of USD 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claim to the Arbitration Committee for the last two amounts of the rights transfer fees due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling USD 87.38 million and call for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession right payable (using the effective interest rate method) of Baht 4,739 million or USD 122.87 million, using the agreed maximum foreign exchange rate of Baht 38.57 per USD 1.00 (31 December 2006: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Committee for settlement. The arbitration process was not completed in this period. According to the Unwind agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession right payable and interest according to the Unwind agreement (using the effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC recorded the concession right payable of Baht 4,739 million according with Thai generally accepted accounting principles. However, DPC's management has not agreed on the amount to be paid as the case is still in dispute. DPC's management believes that settlement of this arbitration case should not have a material unfavorable effect on the financial statements.

22 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2006: 30%).

The movement on the deferred income tax account is as follows:

Million Baht

	Consolidated		Company	
	2007	2006	2007	2006
				Restated
At 1 January	9,762.60	8,853.43	8,813.22	8,018.57
Statement of income charge	268.46	901.60	314.96	794.65
Reverse from equity/tax charge to equity	-	7.57	-	-
At 31 December	10,031.06	9,762.60	9,128.18	8,813.22

22 Deferred income tax (continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the year is as follows:

Million Baht

	Consolidated					
Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete inventories and spare part**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2007	122.02	242.24	8,519.88	1,221.40	46.96	10,152.50
(Charges)/credit to net profit	6.36	(0.47)	132.35	109.81	31.26	279.31
At 31 December 2007	128.38	241.77	8,652.23	1,331.21	78.22	10,431.81

Deferred tax liabilities	**Prepaid concession fee and excise tax**	**Accelerated tax amortisation**	**Others**	**Total**
At 1 January 2007	279.69	78.91	31.30	389.90
(Credit)/charges to net profit	22.40	(11.83)	0.28	10.85
At 31 December 2007	302.09	67.08	31.58	400.75

Million Baht

	Company					
Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete inventories and spare part**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2007	108.28	173.54	7,579.91	1,221.40	41.08	9,124.21
(Charges)/credit to net profit	11.55	4.27	183.70	109.81	28.31	337.64
At 31 December 2007	119.83	177.81	7,763.61	1,331.21	69.39	9,461.85

Deferred tax liabilities	**Prepaid concession fee and excise tax**	**Others**	**Total**
At 1 January 2007	279.69	31.30	310.99
Charges/(credit) to net profit	22.40	0.28	22.68
At 31 December 2007	302.09	31.58	333.67

22 Deferred income tax (continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

Million Baht

	Consolidated		Company	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
				Restated
Deferred tax assets	10,031.06	9,762.60	9,128.18	8,813.22
Deferred tax liabilities	-	-	-	-

23 Income tax

Reconciliation of income tax for the year ended 31 December is as follows:

Million Baht

	Consolidated		Company	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
				Restated
Current tax	7,830.82	8,361.89	6,624.01	6,778.86
Deferred tax (Note 22)	(268.46)	(901.60)	(314.96)	(794.65)
	7,562.36	7,460.29	6,309.05	5,984.21

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

Million Baht

	Consolidated		Company	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
				Restated
Profit before tax	23,804.40	23,568.45	23,415.63	23,466.88
Tax calculated at a tax rate of 30% (2006: 30%)	7,141.32	7,070.54	7,024.69	7,040.06
Dividend income from subsidiaries	-	-	(863.45)	(1,747.00)
Effect from elimination with subsidiaries	210.32	140.74	-	-
Other permanent differences	210.72	249.01	147.81	691.15
Tax charge	7,562.36	7,460.29	6,309.05	5,984.21

Further information about deferred tax is presented in Note 22.

24 Bank guarantees

As at 31 December 2007, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 3,784.54 million (2006: Baht 3,582.42 million) on a consolidated basis and Baht 2,977.30 million (2006: Baht 2,810.61 million) on a company basis.

25 Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Million	Million	Million	Million
Assets under concession agreements				
Thai Baht	2,899.70	8,749.56	2,888.68	8,703.38
US Dollars	33.71	68.65	33.61	67.79
Japanese Yen	482.82	1,910.16	482.82	1,910.16
Euro	1.13	0.78	1.13	0.70
Pound Sterling	0.01	0.10	0.01	0.10
AU Dollars	0.03	-	0.03	-
Property and equipment				
Thai Baht	299.85	545.53	260.16	445.56
US Dollars	16.05	8.61	5.33	8.61
SG Dollars	-	0.22	-	0.22
Service maintenance agreements				
Thai Baht	1,444.22	1,424.38	1,357.67	1,345.03
US Dollars	5.31	7.14	4.87	6.72
Japanese Yen	52.13	179.22	52.13	179.22
Euro	0.01	0.05	0.01	0.05
SG Dollars	0.52	0.16	0.41	0.05

25 Commitments (continued)

Operating lease commitments - where a group company is the lessee

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 9 days to 7 years 9 months with options to renew. The future aggregate minimum lease payments under non-cancelable operating leases are as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Not later than 1 year	1,360.08	1,082.90	1,066.24	1,001.41
Later than 1 year but not later than 5 years	1,702.06	2,026.65	1,535.99	1,947.37
Later than 5 years	15.71	94.14	15.71	94.14

26 Share capital and premium on share capital

	Number of shares Million Share	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
At 1 January 2006	2,950.64	2,950.64	20,729.93	23,680.57
Issue of shares	5.45	5.45	248.63	254.08
Reduction of shares - Treasury stock	(2.54)	(2.54)	-	(2.54)
At 31 December 2006	2,953.55	2,953.55	20,978.56	23,932.11
Issue of shares	4.57	4.57	272.40	276.97
At 31 December 2007	2,958.12	2,958.12	21,250.96	24,209.08

During the year ended 31 December 2007, the Company registered the increase in share capital with the Ministry of Commerce for 4.57 million ordinary shares from the exercise of 3.87 million warrants, 0.31 million warrants of which were exercised during the year ended 31 December 2006. The capital increase results in an increase in paid-up share capital and share premium of Baht 4.57 million and Baht 272.40 million, respectively.

The total authorised number of ordinary shares is 2,958.12 million shares (2006: 2,953.55 million shares) with a par value of Baht 1 per share (2006: Baht 1 per share). All issued shares are fully paid.

26 Share capital and premium on share capital (continued)

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the year ended 31 December 2007			
Beginning balance	6.88	23.52	30.40
Granted	-	-	-
Exercised	(0.41)	(3.65)	(4.06)
Closing balance	6.47	19.87	26.34

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

26 Share capital and premium on share capital (continued)

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)	31/05/2006 (Grant V)
Warrant (Million unit)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1:1	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)					
- Price	47.73	43.14	-	-	-
- Ratio	1:1.00559	1:1.00559	-	-	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)					
- Price	47.40	42.84	-	-	-
- Ratio	1:1.01261	1:1.01261	-	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)					
- Price	47.15	42.63	91.35	-	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)					
- Price	46.78	42.30	90.64	-	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)					
- Price	46.16	41.74	89.44	105.25	-
- Ratio	1:1.03927	1:1.03927	1:1.02633	1:1.01344	-
Sixth adjustment to exercise price per unit and ratio (effective from 30 March 2006 onwards)					
- Price	45.32	40.99	87.82	103.34	-
- Ratio	1:1.05843	1:1.05843	1:1.04525	1:1.03213	-
Seventh adjustment to exercise price per unit and ratio (effective from 25 August 2006 onwards)					
- Price	44.62	40.35	86.45	101.74	90.05
- Ratio	1:1.07512	1:1.07512	1:1.06173	1:1.04841	1:1.01577
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)					
- Price	44.62	39.13	83.84	98.67	87.33
- Ratio	1:1.07512	1:1.10857	1:1.09477	1:1.08103	1:1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)					
- Price	44.62	38.32	82.11	96.63	85.52
- Ratio	1:1.07512	1:1.13197	1:1.11788	1:1.10385	1:1.06949

26 Share capital and premium on share capital (continued)

Exercised warrants

During the year ended 31 December 2007, 0.41 million units and 3.65 million units were exercised by the Company's directors and employees, respectively. The exercises of 3.87 million warrants during the year, and of 0.31 million warrants which were exercised during the year ended 31 December 2006, increased paid-up share capital and premium on share capital by Baht 4.57 million and Baht 272.40 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.19 million units or 0.22 million ordinary shares on 3 January 2008. The Company received advanced payment from shareholders for the 0.22 million shares in the amount of Baht 15.38 million in the year ended 31 December 2007 (Note 36).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

27 Legal reserve

Under the provisions of the Public Company Limited Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5% of its net profit after accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital. This reserve is not available for dividend distribution.

28 Operating profit

The following expenditure items, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
	Million Baht	Million Baht	Million Baht	Million Baht
Depreciation on plant and equipment (Note 13)	3,174.14	3,706.37	3,033.77	3,582.80
Amortisation of assets under concession agreements (Note 14)	13,520.58	12,334.34	12,222.10	11,044.20
Amortisation of intangible assets:				
- Computer software (Note 15)	437.80	500.78	421.04	494.61
- Positive goodwill (Note 16)	1,166.90	1,166.91	-	-
- Concession right (Note 16)	454.83	454.83	-	-
Amortisation of other assets (Note 17)	77.85	106.37	49.52	84.12
Loss on obsolete spare parts for mobile phone network maintenance	14.32	122.53	14.24	118.04
Doubtful accounts and bad debts	1,347.19	339.46	1,346.15	298.67
Marketing expenses	3,534.91	3,382.12	3,458.17	3,129.38
Staff costs	3,955.63	3,628.82	2,878.93	2,669.24
Number of staff (staffs)	8,928	8,310	5,204	4,823

29 Other operating income

	Consolidated		Company	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
	Million Baht	Million Baht	Million Baht	Million Baht
Interest income	375.94	635.34	159.02	143.96
Bad debt recovery	133.69	152.21	124.42	136.26
Management fee	-	-	184.92	198.45
Gain on available-for-sale investment	-	55.97	-	-
Others	151.95	171.45	131.34	182.04
	661.58	1,014.97	599.70	660.71

30 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	Consolidated		Company	
	2007	2006	2007	2006
				Restated
Net profit attributable to shareholders (Million Baht)	16,290.47	16,256.02	17,106.58	17,482.67
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,956	2,953	2,956	2,953
Basic earnings per share (Baht)	5.51	5.50	5.79	5.92

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2007.

30 Earnings per share (continued)

	Consolidated		Company	
	2007	2006	2007	2006
				Restated
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,956	2,953	2,956	2,953
Effect of dilutive potential ordinary shares (Million shares)	1	-	1	-
Weighted average number of ordinary share for diluted earnings per share (Million shares)	2,957	2,953	2,957	2,953
Diluted earnings per share (Baht)	5.51	5.50	5.79	5.92

31 Dividends paid

At the Annual General Shareholders' Meeting on 25 April 2007, it was approved to declare a dividend for 2,955.46 million shares of Baht 3.30 each, totaling Baht 9,753.03 million. Dividends of Baht 9,752.39 million were paid to the shareholders on 10 May 2007. The remaining amount of Baht 0.64 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

At the Board of Directors' Meeting on 14 August 2007, it was approved to declare an interim dividend for 2,957.16 million shares of Baht 3.00 each, totaling Baht 8,871.47 million. Dividends of Baht 8,869.58 million were paid to shareholders on 10 September 2007. The remaining amount of Baht 1.89 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

32 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities:

		Consolidated		Company	
		2007	2006	2007	2006
	Notes	Million Baht	Million Baht	Million Baht	Restated Million Baht
Cash flows from operating activities:					
Net profit		16,290.47	16,256.02	17,106.58	17,482.67
Adjusted for:					
Dividend received from subsidiaries		-	-	(2,878.16)	(5,823.34)
Depreciation	13	3,174.14	3,706.37	3,033.77	3,582.80
Amortisation of assets under concession agreements	14	13,520.58	12,334.34	12,222.10	11,044.20
Amortisation of computer software	15	437.80	500.78	421.04	494.61
(Reversal) allowance for impairment		(69.00)	69.00	(53.00)	53.00
Amortisation of goodwill	16	1,166.90	1,166.91	-	-
Amortisation of concession right	16	454.83	454.83	-	-
Amortisation of other assets	17	77.85	106.37	49.52	84.12
Doubtful accounts and bad debts		1,347.19	339.46	1,346.15	298.67
(Reversal) Loss on obsolete inventories and diminution in value of finished goods		(14.49)	57.49	-	-
Loss on write-off obsolete spare parts for mobile phone network maintenance		14.32	122.53	14.24	118.04
Amortisation of forward and swap premiums		1.08	14.25	1.08	14.25
Gain on disposals of property, plant and equipment		(14.26)	(9.02)	(10.59)	(6.81)
Loss on write-off deferred charges		0.15	2.62	0.15	2.62
Loss on write-off property, plant and equipment		0.09	5.25	0.06	6.16
Unrealised loss (gain) on foreign exchange rate		39.12	(22.24)	39.08	(22.17)
Realised unearned income		(8.34)	(59.53)	-	-
Amortisation of bond issuing cost	19	8.93	20.23	8.93	20.23
Amortisation of discounted bill of exchange		124.51	-	124.51	-
Decrease in deferred tax income	22	(268.46)	(901.60)	(314.96)	(794.65)
Impairment investment		-	-	448.93	2,245.00
Share of net loss from subsidiaries to minority interests		(48.42)	(147.85)	-	-
Net profit before changes in operating assets and liabilities		36,234.99	34,016.21	31,559.43	28,799.40

32 Cash flows from operating activities (continued)

Reconciliation of net profit to cash flows from operating activities: (continued)

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Restated Million Baht
Changes in operating assets and liabilities :				
Restricted bank deposits	149.85	3,054.46	-	-
Trade accounts receivable	(4,522.01)	(737.74)	(7,252.62)	(163.07)
Amounts due from related parties	2.20	0.04	20.29	(6.74)
Receivables for cash card	20.96	645.99	-	-
Value added tax receivables - third party	326.79	(248.81)	326.79	(248.81)
Inventories	857.37	(843.16)	-	-
Spare part inventories for mobile network maintenance	(37.98)	(45.18)	(37.98)	(45.18)
Other current assets	(127.27)	(772.30)	27.28	(753.52)
Other assets	(73.66)	(49.23)	(53.82)	(11.40)
Trade accounts payable	303.67	116.46	(5.09)	55.53
Amounts due to related parties	(161.97)	158.08	(39.29)	245.66
Concession right payable, accrued concession fee and excise tax	1,217.89	(198.89)	1,109.24	(244.04)
Unearned income – mobile phone service	(189.90)	1,460.37	365.08	1,870.09
Advance receipt from customers	(76.63)	(2,224.15)	-	-
Income tax payable	268.99	(28.74)	366.39	363.44
Forward and swap contracts payable	60.72	-	60.72	-
Other current liabilities	71.45	724.02	264.76	557.82
Other liabilities	(0.23)	(0.83)	-	-
Cash generated from operating activities	34,325.23	35,026.60	26,711.18	30,419.18

33 Related party transactions

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Shin Corporation Public Company Limited is a major shareholder, holding 42.72% (2006: 42.79%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.20% (2006: 19.23%) of the share capital of the Company.

During the year, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts.

SHIN has terminated and ceased charging for the consulting and management services agreement with the Group since the third quarter of 2006.

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Service income				
Subsidiaries	-	-	634.40	331.62
Shin Corporation and its related parties	190.47	154.38	31.11	38.52
Related party of SingTel				
Strategic Investments Pte Ltd.	774.47	693.54	774.47	693.54
	964.94	847.92	1,439.98	1,063.68

33 Related party transactions (continued)

a) Sales of goods and services (continued)

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Sales of prepaid cards				
Subsidiaries	-	-	33,921.25	14,252.30
Interest income				
Subsidiaries	-	-	6.75	1.05
Other income				
Subsidiaries	-	-	210.62	226.16
Shin Corporation and its related parties	3.67	4.58	1.26	2.41
Related party of SingTel				
Strategic Investments Pte Ltd.	-	0.12	-	0.12
	3.67	4.70	211.88	228.69

b) Purchases of services

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Rental and other service expenses				
Subsidiaries	-	-	5,600.41	4,933.92
Shin Corporation and its related parties	341.01	470.79	297.50	434.33
SingTel Strategic Investments Pte Ltd.				
and its related parties	396.36	357.12	396.36	357.12
	737.37	827.91	6,294.27	5,725.37

33 Related party transactions (continued)

b) Purchases of services (continued)

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Advertising expense - net*				
Shin Corporation and its related parties	477.79	617.02	445.16	569.39
(Advertising expense - gross**				
- Consolidated 2007: 1,446.14 Million Baht				
2006: 1,854.17 Million Baht				
- Company 2007: 1,372.15 Million Baht				
2006: 1,718.21 Million Baht)				

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated 2007	Consolidated 2006	Company 2007	Company 2006
Promotion expense				
Subsidiaries	-	-	287.23	146.03
Commission expense				
Subsidiary	-	-	1,344.83	4,206.72
Consulting and management fees				
Shin Corporation and its related parties	1.80	101.68	1.61	100.71
Interest expense				
Subsidiaries	-	-	332.61	237.33
Major shareholder of Shin Corporation	-	0.04	-	0.04
Directors of related parties	0.03	1.48	0.03	1.48
	0.03	1.52	332.64	238.85

33 Related party transactions (continued)

c) Dividend paid

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Dividend paid				
Shin Corporation	7,961.39	7,961.39	7,961.39	7,961.39
SingTel Strategic Investments Pte Ltd.	3,578.40	3,578.40	3,578.40	3,578.40
	11,539.79	11,539.79	11,539.79	11,539.79

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Subsidiary	-	-	-	54.35

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts receivable				
Subsidiaries	-	-	4,571.61	1,746.21
Shin Corporation and its related parties	19.67	13.16	2.61	3.15
Related party of SingTel				
Strategic Investments Pte Ltd.	230.89	133.61	230.89	133.60
	250.56	146.77	4,805.11	1,882.96

33 Related party transactions (continued)

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Amounts due from related parties				
Subsidiaries	-	-	25.64	44.17
Shin Corporation and its related parties	0.77	2.97	0.38	2.14
	0.77	2.97	26.02	46.31
Short-term loans to related parties				
Subsidiaries	-	-	59.00	40.80

As at 31 December 2007, short-term loans to subsidiaries represent promissory notes, bearing interest at the rate of 6.15% per annum (2006: 6.65% per annum). Repayment term is at call.

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Subsidiaries	-	-	465.80	424.63
Shin Corporation and its related parties	12.08	28.27	15.47	17.94
Related parties of SingTel Strategic				
Investments Pte Ltd.	71.84	47.67	71.85	47.67
	83.92	75.94	553.12	490.24
Amounts due to related parties				
Subsidiaries	-	-	367.18	238.65
Related parties of Shin Corporation	302.81	506.71	260.55	470.29
Related party of SingTel				
Strategic Investments Pte Ltd.	58.43	16.50	58.42	16.50
	361.24	523.21	686.15	725.44
Short-term loan from related party				
Subsidiary	-	-	12,700.00	4,200.00

As at 31 December 2007, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 3.08% per annum (2006: 5.00% per annum). Repayment term is at call.

	Consolidated		Company	
	2007	2006	2007	2006
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures				
Director of the Company and its related parties	0.47	0.47	0.47	0.47

33 Related party transactions (continued)

f) Directors' remuneration

During the year ended 31 December 2007, the total remuneration of the directors approximated Baht 10.40 million (2006: Baht 7.58 million) on consolidated basis and Baht 10.09 million (2006: Baht 6.71 million) on company basis, not exceeding the amount approved by the Annual General Shareholders' Meeting of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

g) Commitments with related parties

As at 31 December 2007, the Group has entered into agreements with a related party under which the related party provides computer system services and repair, maintenance services for software and hardware and space rental for a twelve-month period. The Group is committed to pay for such services under these agreements amounting to approximately Baht 3.95 million per month (2006: Baht 1.72 million per month) on consolidated basis and 2.20 million per month (2006: Baht 1.72 million per month) on company basis.

h) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 2 April 2007 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	16.45	1:1.06942
30/05/2003 (Grant II)	12.22	13.67	1:1	12.27	1:1.11410
31/05/2004 (Grant III)	8.82	36.41	1:1	32.68	1:1.11410
31/05/2005 (Grant IV)	8.33	41.76	1:1	37.98	1:1.09950
31/07/2006 (Grant V)	6.99	37.68	1:1	35.35	1:1.06582

33 Related party transactions (continued)

h) Shin Corporation's warrants (continued)

Movements in the number of SHIN's warrants are as follows:

	Million units
For the year ended 31 December 2007	
Opening balance	24.96
Granted	1.14
Exercised	-
Closing balance	26.10

34 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission (NTC) regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection (IC) agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, the Company did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, the Company did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to the Company informing that the Company is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions. The Company will charge TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

The Company has recorded the IC revenue of Baht 16,530 million, IC cost of Baht 14,054 million and also recorded the revenue sharing calculated from the net IC revenue after deducting IC cost to the financial statements for the year ended 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final

34 Interconnection agreements (continued)

adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

35 Significant event of the Company and DPC

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT Public Company Limited and Advanced Info Service Public Company Limited) that *"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by the Company's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.*

35 Significant event of the Company and DPC (continued)

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited (CAT) and Digital Phone Company Limited (DPC) after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that:

"...the assignment of the rights and duties by Total Access Communication Public Company Limited to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service whereby DPC shall be under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfill the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550 translation, provided by the Company's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.*

36 Subsequent event

Warrants granted to directors and employees - exercised

As mentioned in Note 26, during the year ended 31 December 2007, the Company's warrants of 0.06 million units and 0.12 million units were exercised at Baht 38.32 each and Baht 82.11 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 January 2008.

In January 2008, a total of 0.23 million units, being 0.02 million units, 0.20 million units and 0.01 million units of the Company's warrants were exercised at Baht 38.32 each, Baht 82.11 and Baht 85.52 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 February 2008.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,958.12 million to Baht 2,958.59 million, and from Baht 21,250.96 million to Baht 21,285.63 million, respectively.

36 Subsequent event (continued)

Purchased ordinary shares of Advanced Mpay Company Limited

On 23 January 2008, the Company purchased 9,000,000 ordinary shares in Advanced Mpay Co., Ltd., its subsidiary from NTT Docomo, Inc., at Baht 14 per share, totaling Baht 126,000,000. The subsidiary registered the change in its shareholder with the Ministry of Commerce on 24 January 2008. As a result, the Company has 99.99% ownership in the subsidiary upon the completion of the transaction.

Significant Commercial Dispute

The Company

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,462.51 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Company's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of the Company because the Company's management understands that this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

On 9 January 2008, CAT Telecom Public Company Limited (CAT) submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449.09 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500.06 million, totaling Baht 3,949.15 million.

At present, the said dispute is pending on DPC's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, DPC has fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

Proposed dividend payment of the Company

At the Board of Directors' Meeting held on 19 February 2008, the Board passed a resolution proposing to the Annual General Shareholders' Meeting the payment of dividends for the year 2007, at the rate of Baht 6.30 per share, Baht 3.00 each of which was paid as an interim dividend on 14 August 2007. However, the proposed dividends must be approved by the shareholders.

Management's Discussion and Analysis

OPERATIONAL HIGHLIGHTS

- Subscribers reached 24.1m in FY07 or 23% y-o-y growth (4.6m net additions)
- ARPU continued to fall due to multi-SIM and new users coming at lower ARPU
- q-o-q growth on ARPU in 4Q07 showed a sign of slower ARPU decline

Subscriber As at end of 2007, AIS and its subsidiaries ("AIS") reported total subscribers of 24.1m, or 23% growth from last year. Of total subscriber, postpaid subscribers were 2.3m and prepaid subscribers were 21.8m.

Net additions were 4.6m in FY07. Strong net additions was driven by aggressive subscriber acquisitions to maintain the market share since 3Q06, as well as an expansion into the low penetrated areas such as in north and northeast regions.

Postpaid market During 1H07, postpaid market competed aggressively on new subscriber acquisitions through aggressive SIM distribution and attractive low-end price plan. AIS postpaid subscriber base in the first half increased 18%, as well as the rising percentage of bad debt provision reflecting lower quality of postpaid subscribers. In 3Q07, to regain subscriber quality, AIS improved its acquisition strategy and introduced a stringent credit screening policy in acquiring new subscribers. As a result, postpaid subscribers declined in the second half, reflected in higher churn, while bad debt provision also improved in 3Q-4Q07.

Prepaid market AIS foresees that there are potential growth areas for prepaid market, especially in remote areas such as in the north and northeast regions, where penetration remains low at 30s. In Bangkok and major cities, where penetration might have already reached 80-100%, AIS targets to penetrate to pre-teen and teen markets, the high revenue growth potentials.

ARPU excl. IC continued to fall in FY07 due to increasing numbers of consumers owning multiple-SIM and additional subscribers from upcountry areas contributing lower ARPU.


Postpaid ARPU
Prepaid ARPU
1,200
1,100
1,000
900
800
700
600
360
340
320
300
280
260
240
220
200
Postpaid
Prepaid
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07


Postpaid MOU
Prepaid MOU
600
580
560
540
520
500
480
460
320
300
280
260
240
220
200
180
Postpaid
Prepaid
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07

The q-o-q increase on both postpaid and prepaid ARPU was due to seasonal impact while rise in MOU was due to higher off-peak usage driven by off-peak promotions.

SIGNIFICANT EVENTS

Recognition of interconnection revenue and cost in FY07

In compliance to the National Telecommunications Commission's (NTC) interconnection regulation, AIS entered into interconnection (IC) agreement with TAC on 30 November 2006 and True Move on 15 January 2007; the IC agreements have been approved by the NTC. However, during the 1Q07 to 3Q07, AIS did neither invoice the IC charges to both parties nor record any transactions related to the IC charges on the financial statements. The IC recognition was pending upon the consideration between the Company and TOT, the grantor of concession.

On 31 August 2007, TOT filed a case against the NTC to the Administrative Court to revoke the NTC's IC regulation. TOT also informed AIS that TOT shall not recognize the company's related actions and that the company must be responsible for such actions, should the company undertake the IC agreements before the final ruling by the Administrative Court.

The company's management has the opinion that non-compliance to the IC agreements could be in violation to the NTC's regulation. Therefore AIS has decided to record all transactions related to the IC charges under the IC Agreements in the financial statements for the year ended 31 December 2007. The company has recorded the IC revenue of Baht 16,530 million, IC cost of Baht 14,054 million and also recorded the revenue sharing calculated from the net IC revenue after deducting IC cost to the financial statements for the year ended 31 December 2007.

FINANCIAL RESULTS

- Recognition of net interconnection revenue of Bt2.5bn
- 2.9% y-o-y service revenue growth in FY07
- Pricing has stabilized after sharp decline during 2005-2006
- Bad debt improved substantially in 4Q07 and expects to be 4 5%in FY08
- Achieved 16.7% y-o-y net profit growth in 4Q07

Service revenue excluding interconnection revenue grew 2.9% y-o-y to Bt78,280m in FY07 from Bt76,053m in FY06 driven primarily by prepaid growth of 1.7% y-o-y and 72% higher international call (IDD) revenue. Prepaid growth was driven by the strong and good-quality net additions while pricing for new subscription was also improved. The growth of IDD was contributed by the launch of AIN GlobalComm Co., Ltd, a wholly owned subsidiary of AIS, offering the international call service through its own 005 dialing prefix.

Pricing in FY07 has stabilized after a sharp decline during 2005-2006. Since the beginning of the year, tariffs for new subscription have continued to increase focusing on raising first and second minute tariff rate and imposing limit on minute per call to discourage excessive long call or buffet call, offered during 2005-2006. However, revenue per minute in FY07 continued to decline driven primarily by higher usage during the usually under-utilized off-peak hours. The off-peak tariff plans resulted in higher utilization of network capacity and thus generated additional revenue.

Interconnection (IC) revenue and cost for FY07 recorded IC revenue (from incoming minutes) of Bt16,530m, and IC cost (from outgoing minutes) of Bt14,054m, representing a net IC revenue of Bt2.48bn before revenue share. The amount was in accordance with the interconnection agreements with TAC and True Move, on which traffic settlement started from Feb-07 with TAC and Apr-07 with True Move. In 4Q07, of the total consumed minutes, AIS had 48% outgoing minute, of which 70% is on-net traffic.

Non-voice revenue grew 16.9% y-o-y to Bt8,628m, represented 11.0% of service revenue (excl. IC) in FY07, increased from 9.7% or Bt7,382m in FY06. Key growth areas were from data browsing and MMS which grew 42% y-o-y as a result of higher usage after network upgrade to EDGE capability. SMS remained the majority part of non-voice revenue, accounted for 4.6% of service revenues and grew 9.4% y-o-y in FY07.

Sales revenues declined 11.3% y-o-y to Bt13,644m in FY07 from Bt15,375m in FY06. Despite of 9.4% y-o-y growth of handset units sales, most handsets sold were less expensive low-end models. Handset margin slightly improved to 4.3% in FY07 from 4.0% in FY06. Handset business has thin margin and does not have material impact to the consolidated net profit. The launch of house-brand 'Phone One' earlier in the year has not yet contributed significant impact to the revenue.

Cost of service increased 66% y-o-y to Bt38,441m in FY07 from Bt23,139m in FY06 due to recognition of IC cost of Bt14,054m. Excluding IC cost, cost of service increased 5.4% y-o-y mainly as a result of higher utility cost and network amortization. Amortization rose 3.6% y-o-y from a significant network investment in late 2006 and the shorter amortization period according to concession life.

Concession fee was Bt19,691m in FY07, increased 5% y-o-y from Bt18,754m in FY06. The amount in FY07 also includes the revenue share calculated from net IC (IC revenue deducted by IC cost).

SG&A expense increased 11.8% y-o-y to Bt12,767m in FY07 from Bt11,421m in FY06 due to higher provision of bad debt, which represented 6.5% of postpaid revenue in FY07. This significant increase of bad debt provision compared to the level of lower than 2% during 2005-2006 was a result of aggressive postpaid subscriber acquisition during 1H07 to maintain the postpaid dominant position. However, the situation has improved since 3Q07 after AIS introduced stringent credit screening policy for new subscriber acquisition. In 4Q07, bad debt provision improved to 4.1% of postpaid revenues. Going forward, AIS expects the bad debt provision to be in a range of 4-5% of postpaid revenue in FY08. Marketing expenses for FY07 were 3.8% of total revenues (excl. IC), relatively stable from that of FY06.

Other income for FY07 declined to Bt662m from Bt1,015m in FY06 primarily from lower interest income as the company has kept lower cash on hand as well as lower market deposit interest rate.

EBITDA margin was 40.3% in FY07, declined from 46.2% in FY06 due to recognition of IC. Excluding IC impact, EBITDA margin was 45.3%, dropped from 46.2% in FY06 due to higher bad debt provision.

Net profit was Bt16,290m in FY07, relatively flat compared to Bt16,256m in FY06. Excluding IC impact, net profit was Bt14,879m in FY07, declined 8.5% y-o-y due to higher network amortization, SGA and interest expense. In 4Q07, excluding IC impact, AIS achieved a net profit growth of 16.7% y-o-y and 5.9% q-o-q after stabilized market share since 3Q06.

Balance sheet structure

Liquidity Current ratio slightly declined to 73% in FY07 from 74% in FY06 due to less cash outstanding and lower inventories for mobile handsets.

Capital structure was strong with low financial leverage, which supported company's ability to continue high dividend payout. In FY07, total liabilities to equity improved to 71%, from 73% in FY06 due to a partially repayment of debentures. Shareholders' equity was Bt75,461m in FY07, dropped 2.8% y-o-y from Bt77,599m in FY06 as company paid dividend over 100% of its net income. AIS continued to pay high dividend, supported from profitable operations and strong balance sheet structure. In FY07, the Company paid a cash dividend of total Bt18,658m, implying a dividend per share of Bt6.30. The unappropriated retained earnings at the ending period were Bt49,999m.

Benchmarking with regional telecom operators, AIS's capital structure remained sound with its debt to equity is among the lowest among the telecom peers by the comparable credit rating.


Debt/Equity at A - S&P rating
France Telecom
1.33
Deutsche Telekom
0.81
Telekom Malaysia
0.52
AIS
0.36
Vodafone Group
0.28


Debt/Equity at BB+ S&P rating
DTAC
0.74
PLDT
0.56
Globe Telecom
0.46
LG Telecom
0.39
Bharti
0.27

** Source: latest figures of each operator from Reuters as of January 2008*

Net debt to equity slightly increased to 29% in FY07 from 26% in FY06 due to lower amount of cash and cash equivalents.

Debentures and Loans As at end of 2007, AIS had total debentures and borrowings of Bt30,349m, slightly decreased from Bt33,149m in 2006. Of the total outstanding debt, 14% remained exposed to floating interest rate, the rest was either fixed rate or engaged into fixed interest swap contract. Effective interest rate was 5.31% per annum.

	Balance	Balance	Interest	Repayment (1)					
Unit: million	2006	2007	rate	2008	2009	2010	2011	2012	2013
Short term borrowing	1,000	3,492	3.98%	3,500	-	-	-	-	-
Long term loan (2)	9,485	10,681	5.07%	28	57	57	9,542	57	57
Debenture	22,602	16,111	5.74%	1,500	6,627	-	4,000	-	4,000
Financial lease	62	64	9.23%	22.6	16.2	12.4	8.6	4.4	-
Total debt	33,149	30,349	5.31%	5,028	6,684	57	13,542	57	4,057

(1) includes bond issuing cost; (2) includes swap contract

Cash Flow

Cash flow position remained strong to support capex and dividend payment. For FY07, AIS generated cash flow from operations (after interest and tax) of Bt36,235m and had net increase in total borrowing of Bt8,501m. Of this amount, the group spent Bt17,105m on capital expenditures, repaid Bt11,523m of debts, and paid Bt18,658m in dividend. As a result, the group had net decrease in cash of Bt4,254m for the period.

Source and use of fund: FY2007

Source of Fund	Bt million	Use of Fund	Bt million
Operating CF before changes in working capital	36,235	CAPEX & Fixed assets	17,105
Share capital and share premium	278	Short-term investments	98
Disposal of property and equipment	27	Repayment of LT borrowing & financial lease	6,523
Short term borrowing	7,368	Repayment of ST borrowing	5,000
Long term borrowing	1,133	Dividend payment	18,658
Cash decrease	4,254	Change in working capital	1,910
Total	49,294	Total	49,294

FY2008 Management outlook & strategy

Market subscriber forecast	8-10m net additions for the market
Market share	50% revenue market share
Service revenue	5-7% service revenue growth excluding IC
Marketing expense	4% of total revenue
Network amortization	10-12% rise in FY08 (network amortization and depreciation as booked under cost of service only, excluding PPE depreciation in SGA, goodwill, and amortization of concession right)
EBITDA margin	45-46% excluding IC
Capex	Bt16-17bn cash capex for FY08 (no 3G)
Net IC revenue	Bt1bn

For FY08, AIS expect industry subscribers to grow 15-20% y-o-y or a total net addition of 8-10 millions. SIM penetration could potentially get close to 95% while human penetration is expected to be around 25-30% lower given multi-SIM phenomena will remain significant in Thai mobile industry. Pricing environment will continue to be stable or have slight improvement given each operator tends to set tariff to reflect the cost of interconnection as well as to better utilize the network between peak and off-peak hours.

AIS is aiming to maintain its revenue market share at 50%, and to deliver 5-7% service revenue growth in 2008, as well as continue to deliver EBITDA growth, as it had in the past two quarters. The key growth drivers to the revenue and EBITDA are (1) higher penetration in upcountry areas (2) continued improving voice revenue from stable pricing environment (3) strong 15-20% growth in non-voice services and (4) higher contribution from IDD business. In 2007, the launch of IDD business contributed additional 1.3% of service revenue, and is expected to growth 40-50% y-o-y in FY08.

For the 2G capex budget of Bt16-17bn in 2008, AIS targets its network expansion to reach 14,500 base stations focusing on (1) continued expansion into rural area to differentiate coverage gap with competitors (2) transportation route such as new roads, expressway, Bangkok transit system, (3) new residential areas, business and industrial areas, and tourist attractions. Amortization in 2008 is expected to rise 10-12% y-o-y as the network asset is amortized over the shorter remaining period of concession life which expired in 2015.

Net interconnection revenue in FY08 is expected to decline to Bt1bn, due in part to the company's strategy to maximize revenue generation from outgoing minutes, as well as an attempt by other operators to reduce their net IC payment. The change in either incoming minutes or outgoing minutes may have drastic impact to the net IC amount.

FINANCIAL SUMMARY

Consolidated income statement

Unit: Bt. million	4Q07	4Q06	3Q07	% y-o-y	% q-o-q	2007	2006	% y-o-y
Service revenue excl. IC	20,112	18,317	19,079	9.8	5.4	78,280	76,053	2.9
IC revenue	16,530	n/a	n/a	n/a	n/a	16,530	n/a	n/a
Service revenue	36,642	18,317	19,079	100.0	92.1	94,810	76,053	24.7
Sales revenue	3,228	4,011	3,328	-19.5	-3.0	13,644	15,375	-11.3
Total revenue	39,870	22,328	22,407	78.6	77.9	108,454	91,428	18.6
Cost of service excl. IC	(6,326)	(5,675)	(6,239)	11.5	1.4	(24,387)	(23,139)	5.4
IC cost	(14,054)	n/a	n/a	n/a	n/a	(14,054)	n/a	n/a
Cost of service	(20,380)	(5,675)	(6,239)	259.1	226.6	(38,441)	(23,139)	66.1
Concession & excise tax	(5,412)	(4,550)	(4,627)	18.9	17.0	(19,691)	(18,754)	5.0
Cost of sales	(2,960)	(3,764)	(3,118)	-21.4	-5.1	(12,624)	(14,063)	-10.2
Total cost	(28,752)	(13,989)	(13,984)	105.5	105.6	(70,757)	(55,956)	26.5
Gross profit	11,118	8,340	8,423	33.3	32.0	37,697	35,473	6.3
SG&A	(3,382)	(3,424)	(2,959)	-1.2	14.3	(12,767)	(11,421)	11.8
Directors' remuneration	(4)	(2)	(2)	99.6	108.1	(10)	(8)	37.2
Operating profit	7,733	4,914	5,463	57.4	41.6	24,920	24,044	3.6
Interest expense	(427)	(511)	(428)	-16.4	-0.2	(1,721)	(1,538)	11.9
Other income	163	230	142	-29.1	14.8	662	1,015	-34.8
Exchange gain/(Loss)	(28)	16	(12)	-278.0	136.9	(56)	48	-218.0
EBT	7,441	4,648	5,165	60.1	44.1	23,804	23,568	1.0
Minority interest	22	32	8	-33.1	155.4	481	48	-67.3
Corporate tax	(2,330)	(1,493)	(1,661)	56.1	40.3	(7,562)	(7,460)	1.4
Net income	5,132	3,187	3,512	61.0	46.1	16,290	16,256	0.2

Revenue and cost breakdown

Service revenue excl. IC	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Basic voice								
GSM Advance	23.4%	22.6%	21.0%	21.3%	22.5%	22.5%	20.6%	18.5%
GSM 1800	1.6%	1.5%	1.3%	1.3%	1.0%	1.0%	0.9%	0.8%
Postpaid	25.0%	24.1%	22.3%	22.6%	23.5%	23.5%	21.5%	19.3%
Prepaid	59.7%	59.1%	60.4%	58.4%	56.3%	57.6%	59.1%	59.5%
Non-voice								
Postpaid	3.4%	3.7%	3.8%	4.2%	4.6%	4.3%	4.5%	4.8%
Prepaid	5.2%	6.2%	6.3%	6.2%	6.3%	6.2%	6.6%	6.9%
International roaming	4.4%	4.2%	4.2%	5.1%	5.2%	4.2%	4.4%	5.1%
Others (IDD, other fees)	2.3%	2.7%	3.0%	3.5%	4.1%	4.2%	3.9%	4.4%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Sales revenue								
Handset	92.4%	92.1%	95.8%	93.0%	93.7%	93.4%	94.7%	95.2%
SIM	7.6%	7.9%	4.2%	7.0%	6.3%	6.6%	5.3%	4.8%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of service excl. IC								
Amortization	71.5%	71.2%	67.4%	68.3%	67.3%	68.4%	68.7%	69.2%
Base station	7.9%	9.1%	9.1%	9.6%	9.6%	9.8%	9.3%	9.2%
Maintenance	8.6%	7.7%	8.8%	8.3%	8.0%	7.3%	7.8%	7.6%
Others	12.0%	12.0%	14.7%	13.8%	15.1%	14.5%	14.2%	14.0%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales								
Handsets	98.1%	97.7%	98.5%	97.6%	97.6%	97.1%	96.9%	97.6%
SIM	1.9%	2.3%	1.5%	2.4%	2.4%	2.9%	3.1%	2.4%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated balance sheet

Bt. million	2007	2006
Current Assets	20,586	22,893
Property and Equipment	8,561	7,797
Networks under Concession	78,527	81,096
Intangible asset	10,593	12,197
Defer tax asset	10,031	9,763
Others	644	555
Total Assets	128,942	134,301
ST loan from financial institution	3,492	1,000
Account Payable-trade	4,218	5,760
Current Portion of LT Debt	1,545	6,507
Current Portion of Concession	8,373	7,155
Long-term Debt	25,312	25,642
Other Liabilities	10,541	10,637
Total Liabilities	53,481	56,702
Total Equity	75,461	77,599

Key ratios

	4Q07	4Q06	3Q07	2007	2006
EBITDA (Bt. million)	12,698	9,305	10,199	43,684	42,284
EBITDA margin	31.8%	41.7%	45.5%	40.3%	46.2%
Interest coverage (x)	18.1	9.6	12.8	14.5	15.6
DSCR (x)	5.3	2.7	2.6	4.5	3.3
Net debt / EBITDA (x)	0.43	0.55	0.64	0.50	0.48
Net debt / Equity (%)	29%	26%	37%	29%	26%
Interest-bearing debt to Equity (x)	0.40	0.43	0.48	0.40	0.43
Total liabilities to Equity (x)	0.71	0.73	0.80	0.71	0.73
Free cash flow to EV (%)	8.9%	0.3%	6.6%	6.8%	4.8%

OPERATIONAL DATA

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Subscribers								
GSM Advance	1,790,700	1,797,100	1,868,200	2,143,700	2,534,700	2,566,300	2,349,300	2,203,500
GSM 1800	127,300	114,800	105,400	98,700	92,000	86,800	82,600	82,400
Postpaid	1,918,000	1,911,900	1,973,600	2,242,400	2,626,700	2,653,100	2,431,900	2,285,900
Prepaid	14,715,900	15,406,000	15,749,500	17,279,100	18,462,600	20,038,300	20,772,500	21,819,500
Total subscribers	16,633,900	17,317,900	17,723,100	19,521,500	21,089,300	22,691,400	23,204,400	24,105,400
Net additions								
Postpaid	-81,700	-6,100	61,700	268,800	384,300	26,400	-221,200	-146,000
Prepaid	306,700	690,100	343,500	1,529,600	1,183,500	1,575,700	734,200	1,047,000
Total net additions	225,000	684,000	405,200	1,798,400	1,567,800	1,602,100	513,000	901,000
Churn rate (%)								
Postpaid	1.1%	1.1%	0.9%	1.0%	2.5%	3.9%	4.8%	4.7%
Prepaid	2.8%	2.8%	3.2%	2.7%	2.9%	2.7%	3.9%	3.9%
Blended	2.6%	2.6%	2.9%	2.5%	2.9%	2.9%	4.0%	4.0%
Subscriber market share								
Postpaid	43%	41%	41%	43%	44%	44%	42%	41%
Prepaid	53%	52%	50%	50%	50%	49%	47%	46%
Total	52%	51%	48%	49%	49%	48%	46%	46%
Disclosure of this definition of ARPU will be discontinued from 1Q08 onward								
***ARPU (Bt: net voice + vas)**								
Postpaid	1,028	892	809	776	751	689	650	685
Prepaid	316	266	258	239	227	217	205	209
Blended	400	337	319	300	290	274	254	256
***new ARPU excl. IC (Bt: net all-in)**								
GSM Advance	1,104	964	876	845	811	741	696	744
GSM 1800	907	815	805	806	781	773	760	739
Postpaid	1,091	955	872	843	809	742	698	743
Prepaid	340	286	277	262	249	234	222	227
Blended	429	362	343	328	317	295	274	279
***new ARPU incl. net IC (Bt: net all-in)**								
GSM Advance	n/a	n/a	n/a	n/a	788	708	665	696
GSM 1800	n/a	n/a	n/a	n/a	781	773	760	739
Postpaid	n/a	n/a	n/a	n/a	787	710	668	698
Prepaid	n/a	n/a	n/a	n/a	263	258	233	238
Blended	n/a	n/a	n/a	n/a	326	312	282	283
MOU (minutes: outgoing only)								
GSM Advance	476	521	559	550	587	504	511	573
GSM 1800	495	418	418	426	412	416	422	426
Postpaid	477	515	551	544	580	501	507	568
Prepaid	203	303	229	214	228	218	224	239
Blended	235	327	265	251	270	252	256	271
Traffic								
% outgoing to total minute	n/a	n/a	n/a	n/a	46%	47%	48%	48%
% on-net to total outgoing minute	n/a	n/a	n/a	n/a	56%	63%	68%	70%

* *From 1Q08 onward, disclosure of ARPU will be based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" will be discontinued.*

CHANGE OF DEFINITION

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The changes of ARPU definition are outlined accordingly.

ARPU

	Old ARPU (voice + value-added service)	New ARPU (All-in)
Definition	Consolidated revenue from voice and value-added services divided by average of subscribers at the beginning and ending period. = Voice revenue + VAS revenue / (beg.sub + end.sub) / 2	Consolidated service revenue excluding international call from AIN divided by average of subscribers at the beginning and ending period. = Service revenue excluding AIN revenue / (beg.sub + end.sub) / 2
Revenue composition	✓ Voice ✓ Value-added service (call management, SMS, MMS, data) International roaming International call via CAT, TOT International call via AIN (AIS subsidiary) Others All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU will be based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" will be discontinued.

Glossary of terms and definitions

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
New all-in ARPU excl. IC	Consolidated service revenue excluding international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
New all-in ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; excluding call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation on property and equipment, amortization of assets under concession, amortization of computer software, amortization of concession right, goodwill, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)

Investor Relations

The Company gives a high priority to the disclosure of the Company's information, committed to the accuracy, completeness, transparency, quality, and timeliness. Financial reports, operational guidelines and other information are released to investors and the publics through the Stock Exchange of Thailand and the Company's website www.investorrelation.ais.co.th. The Company also has the Investor Relations department that regularly communicates with the shareholders, investors, and analysts. The department maintains its regular contact through email at investor@ais.co.th or telephone at +662 299 5116. In addition, the Compliance Department is responsible for information disclosure to the Stock Exchange of Thailand (SET) and the Securities and Exchange Commission (SEC) to ensure that the Company complies with the laws and regulations.

The Company releases on quarterly basis its financial reports, analysis and discussion from management, and operational highlights. The Company also organizes semi-annual conference for its mid-year and year-end result by the top management to communicate with the investment community for its operational performance and strategic direction. In addition, the Company also arranges an annual investor day for fund managers and analysts to gain more understanding of the Company's ongoing business and insights to the Company's operations under various business units.

Other References

Ordinary Share Registrar	Thailand Securities Depository Company Limited Capital Market Academy Building, The Stock Exchange of Thailand 2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road, Km.27, Tung Song Hong, Laksi, Bangkok 10210 Tel : (66) 2596-9000 Fax : (66) 2832-4994-6
	Thailand Securities Depository Company Limited The Stock Exchange Thailand Building, 62, Ratchadapisek Road, Klongtoey, Klongtoey, Bangkok 10110 Tel : (66) 2229-2800 Fax : (66) 2359-1259
Auditor	Mr. Suchart Luengsuraswat Certified Public Accountant Registration Number 2807 PricewaterhouseCoopers ABAS Limited 179/74-80, Bangkok City Tower 15th Floor, South Sathorn Road, Sathorn, Bangkok 10120 Tel : (66) 2286-9999, (66) 2344-1000 Fax : (66) 2286-5050
Debenture Registrar	TMB Bank Public Company Limited 3000 Phahon Yothin Road, Chatuchak, Bangkok 10900 Tel. (66) 2299-1111, (66) 2617-9111

BRIDGING PEOPLE'S LIVES

Advanced Info Service Public Company Limited
Head Office 414 Phaholyothin Rd., Samsen Nai, Phayathai, Bangkok 10400
Tel : 66 2299 5000
Fax : 66 2299 5812
www.ais.co.th

FSC

This annual report is made with fiber from certified forest in terms of management and sustainable maintenance, controlled woodcutting and reforestation.

The symbol used is the same as certified by WWF, Friends of the Earth, Greenpeace and the Woodland Trust.

Invitation Letter to

Annual General Meeting of Shareholders

For 2008

Advanced Info Service Public Company Limited

On April 10, 2008

At 10.00 Hrs.

At Auditorium Room, Shinawatra Tower 3, 9th Floor

1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok 10900

In order to enhance efficient registration process, please bring along the proxy to the Meeting

Registration No. 0107535000265
(Formerly Bor Mor Jor 59)

AVP-CI 0093 / 2008

7 March 2008

Subj. : Notice of the 2008 Annual General Meeting of Shareholders

To : Shareholders,
Advanced Info Service Public Company Limited

Encls.:
1. A copy of Minutes of the 2007 Annual General Meeting of Shareholders held on 25 April 2007;
2. Annual Report in which Balance Sheets, Statement of Income and Statement of Cash Flow for fiscal year ended December 31, 2007 are also included as well as dividend policy and details of payment;
3. Preliminary information on the retiring directors being proposed for re-appointment;
4. Details for consideration on the program for issuing and offering debt instruments of the Company;
5. Report Form on the allotment of additional ordinary shares reserved for exercising the right in pursuance with the ESOP due to the entering into terms and conditions of the Prospectus;
6. Proxy Form B. as prescribed by the Department of Business Development, the Ministry of Commerce (Form A and Form C can be downloaded from the Company's Website);
7. Definition and Information on the Independent Directors;
8. Articles of Association concerning the shareholders meeting;
9. Notes on documents and evidence identifying shareholders or proxies eligible to register, attend and vote at the meeting;
10. Procedures for attending 2008 Annual General Meeting of Shareholders; and
11. Map of the Meeting's venue.

Whereas, the Board of Directors of Advanced Info Service Public Company Limited (the "Company") No. 2/2008 held on 19 February 2008 has passed a resolution to convene the 2008 Annual General Meeting of Shareholders on 10 April 2008 at 10.00 Hrs. at the Auditorium, 9th Floor Shinawatra Tower III, No. 1010 VibhavadeeRangsit Road, Chatuchak, Bangkok to consider matters, supported by the Board's opinion, subject to the following agenda:

Agenda 1. **Matters to be informed.**

Agenda 2. **To certify the Minutes of the 2007 Annual General Meeting of Shareholders held on 25 April 2007.**

Objective and Rationale: The 2007 Annual General Meeting of Shareholders had been held on 25 April 2007 and the Minutes thereof was prepared and submitted to the Stock Exchange of Thailand and the Ministry of Commerce within 14 days as prescribed by law. *(Attachment 1)*

Board's Opinion : the said Minutes was prepared and recorded accurately and recommended to be certified.

Agenda 3. **To consider and certify the result of operation for 2007.**

Objective and Rationale: A summary of the Company performance and material changes in 2007 has been prepared and included in the Annual Report. *(Attachment 2)*

Board's Opinion : the results of operation should be presented for information and can be summarized as follows:

In Million Baht	2007	2006	Variance	Percentage
Assets	128,942	134,301	(5,359)	(4.0)
Liabilities	53,481	56,702	(3,221)	(5.7)
Revenue	108,454	91,428	17,026	18.6
Net Profit	16,290	16,256	34	0.2
Net Profit per Share (Baht)	5.51	5.50	0.01	0.2

<u>Agenda 4.</u> **To approve the Balance Sheet, Statement of Income and Statement of Cash Flow for fiscal year ended December 31, 2007.**

<u>Objective and Rationale</u>: According to the public company law, balance sheet and statements of income as at the end of fiscal year shall be prepared by the Company and verified by the auditor for approval by the shareholders' meeting.

<u>Board's Opinion</u> : the said Balance Sheet, Statement of Income and Statement of Cash Flow as examined and verified by the auditor i.e. PricewaterhouseCooper ABAS Co., Ltd., and duly reviewed by the Audit Committee were recommended to be proposed to and approved by the general meeting of shareholders. *<u>(Attachment 2)</u>*

<u>Agenda 5.</u> **To approve the program for the issuing and offering of debt instruments by the Company.**

<u>Objective and Rationale</u>: The Board of Directors, at its meeting No.2/2008 held on 19 February 2008 resolved to approve the program for issuing and offering debt instruments (including, but not limited to, debentures, short-term debentures and bills of exchange) in the amount of not exceeding Baht 14,000,000,000 (Baht Fourteen Thousand Million) or equivalent in other currencies provided that the issuing and offering of debt instruments as specified above and the total amount of other types of loan procurement (if any) in each year shall not exceed the amount of loan procurement stipulated by the Board of Directors, and that the issuing and offering debt instruments is required to be approved by shareholdrs' meeting.
<u>Board's Opinion</u> : the meeting of shareholders should approve the program for issuing and offering debt instruments in the amount of not exceeding Baht 14,000,000,000 (Baht Fourteen Thousand Million) or equivalent in other currencies. *<u>(Attachment 4)</u>*

A resolution shall require an affirmative vote of not less than three-fourths of shareholders attending and eligible to vote.

<u>Agenda 6.</u> **To approve the dividend payment for the fiscal year 2007.**

<u>Objective and Rationale</u>: The Company has possessed retained earnings and considers appropriate to declare dividend payment and the shareholders' meeting shall approve such payment according to the public company law.

<u>Board's Opinion</u> : The Company has net profit after tax of Baht 16,290 Million; according to policy on payment of dividend i.e. not less than 40% of net profit, it was therefore recommended that dividend for fiscal year 2007 be paid to the shareholders at

the rate of Baht 6.30 being 114.3 percent of net profit; interim dividend was made during the first half of the year, a the rate of Baht 3.00, thus the dividend for the second half of the year remains at Baht 3.30 per share; accordingly registration book shall be closed at 12.00 hours of 21 April 2008 so as to designate the shareholders who are entitled to the dividend and payment fixed on 8 May 2008. *(Attachment 2)*

Agenda 7. **To approve the re-appointments of retiring directors, appointment of new director, and designate of authorized signatory.**

Objective and Rationale: According to the public company law and the Company's Articles of Association, at the annual ordinary general meeting, one thirds of directors shall be retired by rotation but they can be re-appointed.

Board's Opinion : by recommendation of the Nomination Committee, taking into consideration of qualifications pursuant to the public company law and their respective expertise and experience related to the Company operation, the following 4 directors who are retired by rotation should be re-appointed:

1. Dr. Paiboon Limpaphayom	Chairman, Independent Director, Chairman of the Remuneration Committee and Chairman of Nomination Committee
2. Mr. Vasukree Klapairee	Director
3. Mr. Vikrom Sriprataks	Director

Ms. Nidchanun Santhavesuk expresses her intention not to be re-elected for final approval at the 2008 Annual General Meeting of Shareholders; therefore, the Nomination Committee proposes Mr. Hubert Ng Chiang-Wah to become a director, taking into consideration of qualifications pursuant to the public company law and his expertise and experience which can well support the Company development.

Details of age, shares held, educational qualifications, working experience, attendance record to the Board of Directors and Committees as well as contribution by each of directors are as per *(Attachment 3)*

As Ms. Nidchanun Santhavesuk is one of authorized signatories, the Nomination Committee deems it appropriate therefore that authorized signatory be amended as follows:

"Mr. Somprasong Boonyachai Mr. Vikrom Sriprataks, these two directors signing collectively plus the Company Seal affixed"

According to the Company's Articles of Association, a resolution of appointment of each of directors and designation of authorized signatory shall requite a majority vote.

Agenda 8. **To approve the directors' remuneration for 2008.**

Objective and Rationale: According to the public company law, a shareholders' general meeting shall approve remuneration for directors.

Board's Opinion : by recommendation of the Remuneration Committee, deliberately taking into consideration of appropriateness by a number of factors compared within the same industry together with business expansion and growth of profit of the Company the total budget not to exceed Baht 15,000,000 (Baht Fifteen Million) inclusive of monetary remuneration i.e. monthly retainer fee, attendance fee and yearly bonus should be allocated; in 2007 total payment was Baht 10,094,789.

Policy on Remuneration for Directors for the Year 2008

Director	Monetary Remuneration for 2008 (Baht)			Monetary Remuneration payable in 2007 (Baht)		
	Monthly Retainer Fee	Meeting Allowance	Bonus	Monthly Retainer Fee	Meeting Allowance	Bonus
Board						
Chairman	200,000	x	✓	100,000	x	✓
Member	50,000	25,000	✓	50,000	25,000	✓
Audit Committee				.		
Chairman	25,000	25,000	✓	25,000	30,000	✓
Member	x	25,000	✓	x	25,000	✓
Nomination Committee						
Chairman	10,000	25,000	✓	x	x	✓
Member	x	25,000	✓	x	. 25,000	✓
Remuneration Committee						
Chairman	10,000	25,000	✓	x	x	✓
Member	x	25,000	✓	x	25,000	✓
Executive Committee						
Chairman	10,000	25,000	✓	x	x	x
Member	x	25,000	✓	x	x	x

Notes:

1) Executive directors and non-executive directors who are representatives of the major shareholders are not eligible to receive any remuneration as member of the Board unless they are outside directors who are not employed by the major shareholders.
2) Chairman of the Board is not entitled to an additional monthly retainer or meeting allowance if he or she chairs any of the sub-committees.

A resolution shall require an affirmative vote of not less than two thirds of the total number of shareholders attending and eligible to vote.

Agenda 9. **To approve the appointment of the Company's auditors and determine the auditors' remuneration for year ended 2008.**

Objective and Rationale: According to the public company law, the general meeting of shareholders shall approve the appointment of, and fixing a fee for, the auditor.

Board's Opinion : proposals by the auditors have been considered taking into consideration of experience and appropriateness of a fee; a change in auditor be made since expertise and experience of respective auditors are similar but proposal by KPMG Phoomchai Audit Co., Ltd is lowered by 18.56%; appointment of the following auditors from KPMG Phoomchai Audit Co., Ltd for the first year:

1. Mr. Supot Singhasaneh — Registration No. 2826
2. Mr. Winid Silamongkol — Registration No. 3378
3. Ms. Somboon Suprsiripinyo — Registration No. 3731
4. Mr. Charoen Phosamritlert — Registration No. 4068

are recommended to be approved whereby any one of them shall be authorized to conduct the audit and express opinion on financial statements of the Company and other subsidiaries provided however in the absence of the above named auditors, KPMG Phoomchai Audit Co., Ltd. shall be authorized to designate other auditors of it, and a fee for 2008 is recommended to be fixed at Baht 8,622,000 :

Comparison of Audit Fee for 2008 and 2007

Baht	Year 2008	Year 2007
Balance Sheets of the Company	2,876,000	2,790,000
Quarterly review inclusive of subsidiaris	2,376,000	4,060,000
Balance Sheets of subsidiaries (payable by each of subsidiaries)	3,370,000	3,578,000
Other non-audit fee	None	159,000
Total **Increase (Decrease) (%)**	8,622,000 (1,965,000) (18.56)	10,587,000

The above named auditors have no relation / interest with the Company / subsidiaries / executives / major shareholderders or connected persons.

Agenda 10. **To approve the allotment of the additional ordinary shares, at par value Baht 1 each, reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus.**

Objective and Rationale: The Company made payments of dividend in 2007 at a rate exceeding 50 per cent of net profit, thus fell under conditions prescribed in the Prospectus of the ESOP; it is necessary the Company adjust right of those entitled to such ESOP so that their rights would not be prejudiced, by alloting additional ordinary shares for subscription.

Board's Opinion : the general meeting of shareholders should approve alloting 1,300,000 ordinary shares at par value of Baht 1 out of unallotted 2,010,993,609 shares at par value of Baht 1 to executives and employees in ESOP program pursuant to adjustment of right as prescribed in the Prospectus *(Attachment 5).*

Agenda 11. **To consider other matters (if any).**

For the purpose of this Meeting, the shares registration book of the Company shall be closed as from 12.00 hours of 20 March 2008 until the 2008 Annual General Meeting of Shareholders is adjourned.

Please be informed and kindly attend the Meeting at day, time and venue as specified above. Shareholders who cannot attend personally are requested to grant a proxy or any independent director under an enclosed proxy form on which the bar code is properly affixed. For your convenience, shareholders and/or proxies should produce such proxy together with other supporting documents for proper registration.

Yours sincerely,
By order of the Board of Directors
Advanced Info Service Public Company Limited

Mr. Somprasong Boonyachai
Director

AIS

**Minutes of the Annual General Meeting of Shareholders for the Year 2007
of
Advanced Info Service Public Company Limited
Held on Wednesday, April 25, 2007 at 10.00 Hrs.
At the Auditorium, 9th Floor Shinawatra Tower III
1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok.**

There were 678 shareholders present in person and by proxy altogether holding 2,619,054,991 shares from the total of 2,955,463,798 shares equivalent to 88.62 percent of the total number of shares issued.

Prior to the Meeting, an officer of the Company explained the procedure for casting votes as follows:

- To cast vote in each agenda, one share shall have one vote;
- To sum up the number of votes in each agenda, only the votes disagreeing or abstaining (from which ballots of the respective purposes have been previously collected from those shareholders) shall be extracted from the total votes attending the Meeting whereas the remaining votes shall be regarded to have agreed with each agenda; a vote shall be cast by shareholder or proxy on one opinion only (except in case of custodian by which Proxy allows.

Dr. Paiboon Limpaphayom, Chairman of the Board of Directors, presided over the Meeting.

He then requested Mr. Somprasong Boonyachai, Executive Chairman and Secretary to the Board of Directors to preside over the Meeting in his behalf.

Chairman of the Meeting first introduced directors, executive, auditor and legal counsel examing the procedure for casting votes, respectively as follows:

Directors:

1. Dr. Paiboon Limpaphayom	Chairman
2. Mr. Somprasong Boonyachai	Executive Chairman and Secretary to the Board
3. Mr. Boonklee Plangsiri	Director
4. Mr. Aviruth Wongbuddhapitak	Director, Independent Director, Chairman of Audit Committee and Remuneration Committee
5. Mrs. Tasanee Manorot	Director, Independent Director and Member of Audit Committee
6. Mr. Surasak Vajasit	Director, Independent Director, Member of Audit Committee and Nomination Committee
7. Mr. Vasukree Klapailee	Director

Directors' Apology :

1. Mrs. Siripen Sitasuwan	Director
2. Mr. Suphadej Poonpipat	Director
3. Mr. Allen Lew Yoong Keong	Director
4. Ms. Koh Kah Sek	Director

Executive :

1. Mr. Pong-amorn Nimpoonsawat	Chief Finance Officer

Auditor :

1. Ms. Varaporn Vorathitikul	Representative from PriceWaterhouse Coopers ABAS Ltd.

Legal Counsel :

1. Ms. Wilairat Srisakornborisut	White & Case (Thailand) Ltd.

Mr. Somprasong Boonyachai informed the Meeting that this Annual General Meeting of Shareholders was convened on this day pursuant to the resolution of the Board of Directors' Meeting No. 2/2007 held on February 23, 2007 to consider the matters as specified in the notice calling this Meeting dated March 26, 2007. In this regard, the Company's Share Register Book was closed for determining the shareholders' right to attend and vote on this Meeting on April 4, 2007 at 12.00 hours until this Meeting was adjourned.

Since the number of shareholders present in person and by proxy was sufficient to constitute the quorum as required by the Public Company Act B.E. 2535 Section 103 and the Company's Articles of Association Clause 33 i.e. shareholders and proxies amounting to not less than 25 or not less than one half of the total number of shareholders holding not less than one-third of the total number of shares sold of the Company, he thus

requested the Meeting to consider the matters in accordance with the following agenda.

1. Matters to be Informed.

Chairman stated that the Company has considered critical a succession plan for executives. As a result, the Nomination Committee and the Board of Directors agreed and approved such plan proposed by the Executive Chairman i.e. development and designation of a position of Chief Executive Officer (CEO). Mr. Vikrom Sriprataks was proposed to assume such position to oversee operation of the Company and report direct to Executive Chairman, to become effective as from July 1, 2007.

The Meeting acknowledged the report.

2. To consider and certify the Minutes of the Extraordinary General Meeting of Shareholders No. 1/2006, held on August 8, 2006.

The Chairman requested the Meeting to consider and certify the Minutes of the Extraordinary General Meeting of Shareholders No.1/2006 held on August 8, 2006 as per details in a copy, which had already been distributed to shareholders together with the notice calling this Meeting.

Since there was no shareholder raising any further question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The Minutes of Extraordinary General Meeting of Shareholders No.1/2006 held on August 8, 2006 be and hereby was certified with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,613,554,491	99.79
2. **Disagreed**	-	0.00
3. **Abstained**	5,500,500	0.21
Total	2,619,054,991	100

3. To consider and certify the results of operation for 2006.

Chairman, in the name of the Board of Directors, summarized the Operation Report of the Company for the year 2006, as follows:

Throughout 2006, the various events that have taken place in Thailand have had a remarkable impact on the industry including a surge in fuel prices, political uncertainly, and a rise in interest rates. All of these have affected consumers' confidence and have forced mobile phone service providers to adjust their business operations in order to survive in the highly competitive market. The Company is able to secure its position as the leader in the business and maintain customers' trust by continuing to provide a high quality network and first class services.

From January to December 2006, the number of customers rose to 3.1 million out of a market capacity of 9.8 million. At the end of 2006, the total number of customers reached 19.5 million, comprising 2.2 million AIS GSM and GSM1800 customers and 17.3 million prepaid AIS One-2 Call! And AIS Sawasdee customers. In 2006, the Company attained total revenue of 91,428 million Baht and 16,256 million Baht net profit, comprising 16.5 percent from supplementary services which accounted for an increase of 12.8 percent in total revenue. As a result of the Company's continual growth, it received a world ranking of 1,338th by Forbes Magazine in 2006 reflecting the Company's strong market value. It is the only Thai owned telecommunications company to be listed amongst the world's 2,000 companies.

In 2006, the Company allocated an investment budget of over 33,000 million Baht for network development to increase its operational capability to meet a rising demand. AIN GlobalComm Company Limited (formerly AIS International Network Company Limited) was established as part of the Company's expansion plan. This subsidiary was certified by the National Telecommunications Commission (NTC) to run a third type of telecommunications business, an International Telephone Service or International Telephone Gateway, with an initial investment of 300 million Baht. This new service offers an alternative callers whilst generating further revenue for the Company.

Creating a Quality Service for Better Life

The Company has dedicated itself to rendering services of professional standard based on good governance principles, sound business ethics, relevant regulations, and responsibility whilst maintaining its status as a

good corporate citizen. Sustainable growth and operational development has always been a top priority for the Company and business expansion is wholly based on quality to meet customers' requirements. Quality must also be tangible, and therefore it has been translated into Network Quality and Service Quality which revolve around customers' needs.

Whilst maximizing network quality, new services have been created and introduced to offer added benefit and alternatives to customers that fit well, enhance the lifestyles of individual customers and improve the operational efficiency of corporate customers and large organizations. The Company has also focused on providing a high quality service to promptly and appropriately accommodate the needs of its customers. With the ability to provide sound advice and prompt solutions to problems, the Company has been successful in establishing good relations and creating confidence amongst customers. This is highlighted by the introduction of exciting new services and activities as well as extra privileges and benefits. It is equally important to ensure positive customer experience at the Company all contact points.

Every operational unit is encouraged to carefully analyze customers' needs in order to gain a better understanding of and to constantly monitor customer requirements so that suitable services can be introduced to meet their needs. Benefits and privileges from the service will help strengthen customers' confidence and establish closer relations between customers and the Company. As a result, the Company all has been able to reach its goal in maintaining sustainable growth of the organization meaning that employees, business partners, and stakeholders will also benefit.

Besides the Company's dedication to operate with professional business standards based on good governance principles, which is the responsibility of a Good Corporate Citizen, the Company has placed an equal emphasis on Corporate Social Responsibility (CSR) as part of its company policy. This concept has been adopted by way of management guidelines and organized activities such as social contribution activities unrelated to business activities. The Company's Sarnrak project was initiated in support of the family establishment in giving recognition to exemplary people, public projects, and charitable activities as well as help to those who enhance public safety and projects to help encourage a better standard of living in the community.

The Company trusts that its social responsibility policy will help bring happiness and a better quality of life to people in the community, which in turn will promote social strength and stability.

Direction of Wireless communication Business

In 2006, the total number of mobile phone users for the entire industry rose by 9.8 million, accounting for 40 percent per capita or 62 million subscribers. Besides improvements in network quality and the development of services, smaller service providers have continued to place a strong focus on price competition.

When each service provider has its own set of responsive guidelines and when price competition is widespread, network problems transpire – the result of increased traffic especially from cross network calls. Service providers thus decided to join together and solve these problems by increasing investment in network connectivity to improve convenience for all users whilst accommodating an Interconnection Charge in accordance with policies set by the NTC. The Interconnection Charge is expected to be implemented in 2007.

The NTC also considered granting 3G licenses to operators, but this currently awaits the appointment of the National Broadcasting Commission (NBC). The selection processes is thus being delayed despite the readiness of mobile phone service providers. In addition, Thailand has experienced immense political change which has affected the telecommunications industry through changes in rules and regulations. Such changes might include telecommunications excise, and an adjustment of revenue portion, concession validity and frequency allocation. These issues will become clearer in 2007, which will help drive change to competition in the mobile phone industry.

On this occasion, the Company would like to thank all stakeholders, customers and business partners for their continual support which is an important part of the Company's development. The Company is confident in its professionalism based on good governance guidelines, constant development of its capabilities, and a social responsibility policy to help enhance the quality of life of Thai society. The Company and its business partners are also satisfied to operate a successful business in a high quality social environment.

Further details appeared in the Annual Report distributed to shareholders together with the notice calling this Meeting.

Since there was no shareholder raising any further question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The The Operation Report of the Company for the year 2006 be and hereby was certified with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,610,677,791	99.68
2. **Disagreed**	-	0.00
3. **Abstained**	8,377,200	0.32
Total	2,619,054,991	100

4. To consider and approve the Balance Sheet, Profit and Loss Statements Cash Flow Statements for 2006 ended December 31, 2006.

Chairman proposed the Meeting to consider and approve the Balance Sheets, Profit and Loss Statements, and Cash Flow Statements for 2006 ended December 31, 2006 with auditor's report which had been reviewed by the Audit Committee and approved by the Board of Directors respectively the copies of which were attached to the Notice letter.

Shareholders raised the following queries:

Shareholder : How will introduction of Interconnection Charge affect the Company?

Chairman : The concept is right and has been implemented in developed countries. When the first operator utilizes the second operator's resource, the latter reserves fees in return for its investment in related equipment. It is like revenue sharing. In the meantime, the first operator charges regular fees from its subscribers. As a result, price war should be seen less but rendering rational competition. Quality of service would come in the picture.

Shareholder : Would the situation at iTV occur at the Company?

Chairman : A rough look might be considered similar but the facts at iTV and the Company are completely different. The issue at the Company is focused on extension of validity term under the Contract Permitting Mobile Phone Service (the "Contract") (not concession as generally called) i.e. whether it should be approved by the Cabinet's approval which is now under consideration by the Council of State. If it were interpreted that the extension had required the Cabinet's approval, then the Contract would expire in 2010 (whereas now it has been extended to 2015). Further, similar contract granted to the Company's one of competitors had already expired back in 2005. The other competitor would be considered as had not existed.

In all cases, public should be aware now that there are 30-40 million subscribers and parties involved in mobile phone sercices with huge investment. Impact from the interpretation would be in vast areas.

Since there was no shareholder raising any further question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The Balance Sheets, Profit and Loss Statements, and Cash Flow Statements for the year 2006 ended December 31, 2006 be and hereby were approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,610,677,791	99.68
2. **Disagreed**	-	0.00
3. **Abstained**	8,377,200	0.32
Total	2,619,054,991	100

5. **To consider and approve the appointment of the Company's auditors and determine a fee for 2007.**

Mr. Somprasong Boonyachai stated to the Meeting that in compliance with the Company's Articles of Association, the Annual General Meeting of Shareholders shall determine to appoint the Company's auditors and to designate auditing fee of the year 2007, thus proposed the Meeting to consider appointing the Company's auditors namely:

Mr. Suchart Luengsurasawat	CPA No. 2807
Miss Nangnoi Charoenthaveesub	CPA No. 3044
Mrs. Suwannee Bhuripanyo	CPA No. 3371
Mr. Prasit Yuengsrikul	CPA No. 4174

from PricewaterhouseCoopers ABAS Ltd whereby anyone being authorized to conduct the audit and express the opinion of the financial statement of the Company, provided, in the absence of the above named auditors, PricewaterhouseCoopers ABAS Ltd is authorized to designate one other CPA to carry out the work, and to approve determining auditing fee of the year 2007 the limited amounts of not exceeding 6,850,000 Baht, comprising:

Balance Sheets of the Company	Baht 2,790,000
Quarterly review (inclusive of subsidiaries)	Baht 4,060,000
Total	Baht 6,850,000
Balance Sheets for and payable by each subsidiary	Baht 3,428,000
Total	**Baht 10,278,000**

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The appointing of the Company's auditors and determination of fees be and hereby were approved with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,590,029,291	98.89
2. **Disagreed**	22,232,700	0.85
3. **Abstained**	6,793,000	0.26
Total	2,619,054,991	100

6. To consider and approve dividend payment to the shareholders for fiscal year 2006.

Mr. Somprasong Boonyachai stated to the Meeting that according to the operation results as aforementioned, the management considered appropriate to allocate the net profit for the Annual Dividends Payment of the year 2006 at the rate of 6.30 Baht per share to shareholders. The Company had proceeded to pay out the interim dividends payment during the first half of the year at the rate of 3.00 Baht per share, the management would take thus opportunity to inform of the interim dividends payment to the Shareholders Meeting as required by law, thus the dividends for the second half of the year remained at 3.30 Baht per share. Accordingly, the Company's registration book was closed to designate the right of shareholders who are entitled for Dividends Payment as from 12.00 noon of April 4, 2007 and the date of Dividends Payment was fixed on May 10, 2007.

Shareholders raised the following queries:

Shareholder : In late 2006, there was an interview by executive of the Company (name not known) to the extent that dividend would likely be declared at Baht 6.30 per share?

Mr. Boonklee Plangsiri:
I'm not sure as to whether there was such an interview. However, distribution of dividend by the Company would depend on then liquidity and should not cause problematic liquidity for the Company in future.

Shareholder : Considering from the Balance Sheets (Annual Report pages 102 and 103), what is situation of payment dividend?

Mr. Pong-amorn Nimpoonsawat:
After having taken the liquidity of the Company into consideration, management has considered liquidity can support distribution of dividend.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT Payment of dividend to Shareholders for year 2006 be and hereby was approved with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,612,086,991	99.73
2. **Disagreed**	1,468,000	0.06
3. **Abstained**	5,500,000	0.21
Total	2,619,054,991	100

7. <u>To consider and approve the re-appointments of retired directors.</u>

Chairman stated to the Meeting that, according to the Company's Articles of Association, one-third of the Board of Directors shall be retired by rotation at the Annual Ordinary General Meeting of Shareholders provided those retired directors are eligible for re-election. For this Meeting, four directors were to be retired by rotation as follows:

1. Mr. Surasak Vajasit	Director, Independent Direct, Member of Audit Committee and Nomination Committee
2. Mr. Suphadej Poonpipat	Director
3. Ms. Koh Kah Sek	Director
4. Mr. Allen Lew Yoong Keong	Director

The Nomination Committee considered and recommended, after review of qualifications and working experience of each of said directors, that they have possessed experience, knowledge and expertise in the Company business, and should be re-elected. Details of their respective qualification and experience were attached to the Notice calling the Meeting.

Mr. Surasak Vajasit, one of directors to be retired by rotation, excused himself from the Meeting.

Shareholders raised the following queries:

Shareholder : How has Mr. Allen Lew Yoong Keong attributed to the Company, has he supported or objected to the Company's operation?

Chairman : Mr. Allen Lew Yoong Keong has worked with the Company for 3 years. He used to be Managing Director at Optus Mobile Australia and now Chief Executive Officer at SingTel Domestic Singapore. He and management have worked together as a team and he himself has regularly expressed opinions and participated in making decisions.

Shareholder : Does this directorship have something to do with "nominee status" and will this affect the Company?

Chairman : SingTel Strategic Investments Pte. Ltd. ("SingTel") became the Company's strategic partner since 1998 holding shares approximately 20 per cent. The transaction of holding shares was disclosed and generally known to public whereas this has benefitted the Company in various fields.

Firstly, SingTel has possessed experience and expertise in mobile phone and has extensive investment of similar nature in other countries thereby the Company can learn from international experience. Secondly, the holding strenthened the Company's financial standing due to premium received and last, but not least, the Company's personnel has a good chance to work in a multi-cultural environment in that related expertise,

knowledge and technology have not been developed in Thailand. In addition, the Company's personnel have been made active to learn those experiences.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes for each of retired directors.

After due consideration, the Meeting

RESOLVED THAT Mr. Surasak Vajasit, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,615,345,091	99.86
2. **Disagreed**	2,724,900	0.10
3. **Abstained**	985,000	0.04
Total	2,619,054,991	100

After due consideration, the Meeting

RESOLVED THAT Mr. Suphadej Poonpipat, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,617,376,891	99.94
2. **Disagreed**	693,100	0.02
3. **Abstained**	985,000	0.04
Total	2,619,054,991	100

After due consideration, the Meeting

RESOLVED THAT Ms. Koh Kah Sek, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,605,161,091	99.47
2. **Disagreed**	12,908,900	0.49
3. **Abstained**	985,000	0.04
Total	2,619,054,991	100

After due consideration, the Meeting

RESOLVED THAT Mr. Allen Lew Yoong Keong, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,617,375,391	99.93
2. **Disagreed**	694,600	0.03
3. **Abstained**	985,000	0.04
Total	2,619,054,991	100

After all votes had been casted and counted, Mr. Surasak Vajasit resumed the Meeting.

8. <u>To consider and approve the directors' remuneration for 2007.</u>

Chairman stated to the Meeting that the Remuneration Committee recommended remuneration for directors be determined in an amount of not exceeding Baht 12,000,000 comprising monthly retainer fee, attendance fee and bonus as per the following details:

Policy on Remuneration for Directors for the Year 2007

Director	Monetary Remuneration		
	Monthly Retainer Fee	Attendance Fee	Bonus
Chairman	✓	✕	✓
Independent / Outside	✓	✓	✓
Representative Under Contract	✓	✓	✓
Representative from Shareholders	✕	✕	✕
Executive	✕	✕	✕

Remark :

1) Attendance fee – Baht 25,000
2) Chairman is remunerated monthly at Baht 100,000
3) Monthly Retainer Fee for Chairman of Audit Committee – Baht 75,000, independent / outside directors and representative under contract – Baht 50,000
4) This policy excludes executive directors who are given monthly salary and yearly bonus

Shareholders raised the following queries:

Shareholder : Will remuneration for directors include shares being allocated?

Chairman : Remuneration policy does not include shares allocation which is separately arranged.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than two-thirds of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting

RESOLVED THAT Directors' remuneration for the year 2007 be and hereby was approved with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,609,487,491	99.63
2. **Disagreed**	1,789,500	0.07
3. **Abstained**	7,778,000	0.30
Total	2,619,054,991	100

The votes were of not less than two-thirds of the total number of shareholders attending and eligible to vote.

9. <u>To consider and approve the loan procurement by the Company.</u>

Chairman stated to the Meeting that the Board of Directors approved the plan to procure funds for the Company to provide capital for investment in expansion of the network system, repay debentures, which are due to be redeemed and being working capital of the Company. The Company will procure funds by borrowing money and/or public issuing and offering debt instruments in an amount not more than Baht 12,000,000,000 or equivalent in other currencies. In order to consider for the method for the procurement of funds, the Board of Directors approved the empowerment of the executive committee or person who is empowered by the Board of Directors or the executive committee ("**Attorney**") to be the authorized person to make a decision on whether the Company shall procure funds for the Company by means of borrowing money or issuing and offering debt instruments or a combination of both.

(a) Approved the total credit amount in aggregate of the borrowed money and/or issuing and offering debt instruments pursuant to the details specified in (b) and (c) shall not exceed Baht 12,000,000,000 or equivalent in other currencies.

(b) Approved the Company to borrow money from both domestic and/or overseas sources in an amount of no more than Baht 12,000,000,000 or equivalent in other currencies.

The Board of Diectors approved the borrowing in an amount of no more than Baht 12,000,000,000 or equivalent in other currencies from domestic and/or overseas sources, and the empowerment of the Attorney to be the authorized person to make a decision on borrowing money including carrying out other acts relating to the borrowing of money such as structure credit amount, tenor, conditions and details of borrowing including negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the borrowing including appointing an underwriter and agent and do all other acts that the Attorney deems necessary or desirable for the purpose of facilitating or implementing of such borrowing.

(c) Approved the Company to issue and offer the debt instruments both short and/or long tenor in an amount of no more than Baht 12,000,000,000 or equivalent in other currencies

The Board of Diectors approved the issue and offer of debt instruments to the public in an amount of no more than Baht 12,000,000,000 or equivalent in other currencies. The debt instruments may be offered to the public and/or institutional investors and/or specific investors in Thailand and/or outside Thailand both short and/or long tenor in accordance with the relevant notifications of the Office of the Securities and Exchange Commission. The debt instruments may be offered in the same set or several sets at the same time or several times. If the Company issues and offers debt instruments on a public offering basis, the Board of Directors approved the allotment of debt instruments to the existing debt instruments' holders of the Company and/or management of the Company before offering to general investors without waiting to see if there are any debt instruments remaining from the subscription by other general investors.

The Board of Diectors also approved the empowerment of the Attorney to be the authorized person to issue and offer debt instruments including operating other acts relating to the issue and offer of debt instruments such as structure, determine, specify and adjust any details of the debt instruments, for example, terms and conditions of issuer and debentureholders, amount of the debt instruments offered in each time, par value, interest rate, interest payment method, term, redemption period, subscription period, offering/allocation method including (but not

limited to) amount and ratio for debt instruments allotment, appointment of arranger/underwriter, register and/or debentureholders' representative (if any) and the arrangement for the listing of debt instruments on the secondary market; negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the issue and offer of the debt instruments; and do all such other acts and things that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issue and offer of the debt instruments.

(d) Approved the empowerment of the Attorney to be the authorized person to make decisions and carry out necessary acts relating to hedging transactions (whether in whole or in part) in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate.

Shareholders raised the following queries:

Shareholder : By issuing and offering debt instrument, how about coupon rate?

Chairman : Management requests approval in principle for credit limit and therefore has no details at the moment as nature of debt instruments and their coupon rates would, depend on circumstances.

Shareholder : How does the Company forecast to utilize the proceeds and what kind of investment to be made?

Mr. Pong-amorn Nimpoonsawat:
The Company forecasts to invest in network and equipment of not exceeding Baht 20,000 million. A proceed of Baht 7,000 million shall be applied to redeem matured debentures while the remaining part to fund investments including distribution of dividend.

Shareholder : To include distribution of dividend, what does it mean?

Chairman : Further clarified distribution of dividend would depend on a number of factors such as assets, operation results, shareholders' equity which can be reviewed by balance sheets, profit and loss statements, and cash flow statements. With respect to cash flow, the Company shall take into consideration cycle of payment as can be compared to "financial drawer". Sometimes, it will be necessary to borrow money so as to fill in this financial drawer.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than three-fourths of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting

RESOLVED THAT Issuing and offering debt instruments for investors in and/or outside Thailand be and hereby was approved with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,609,948,391	99.65
2. **Disagreed**	645,900	0.02
3. **Abstained**	8,460,700	0.33
Total	2,619,054,991	100

The vote were of not less than three-fourths of the total number of shareholders attending and eligible to vote.

10. <u>To consider and approve the allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus.</u>

Chairman stated that the Company distributed dividend for the year 2006 at a rate exceeding 50 per cent of net profit, thus fell under conditions prescribed in the Prospectus of the ESOP; it becomes necessary therefore the Company adjust right of those entitled to such ESOP so that their right would not be prejudiced; adjustment will be alloting additional 1,245,000 ordinary shares for subscription at par value of Baht 1out of unalloted 2,010,993,609 shares at par value of Baht 1 to executives and employees in ESOP program as prescribed in the Prospectus, as per details attached to the Notice calling for the Meeting.

Shareholders raised the following queries:

Shareholder : What is the price for exercising the right now?

Chairman : Management has reviewed and confirmed to be Baht 87.328.

Since there was no shareholder raising any question, the Chairman, thus, proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than three-fourths of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting

RESOLVED THAT The allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. **Agreed**	2,609,653,191	99.64
2. **Disagreed**	3,900,800	0.15
3. **Abstained**	5,501,000	0.21
Total	2,619,054,991	100

The vote were of not less than three-fourths of the total number of shareholders attending and eligible to vote.

11. <u>To consider other matters (if any).</u>

Shareholders raised the following queries:

Shareholder : If Kularbkaew were considered an alien, what would be the result?

Chairman : Shin Corporation Public Co., Ltd. ("Shin") would then be considered alien; thereby it might render the Company not being able to apply for certain licenses in future. However, there is no impact now due to the fact the Contract was entered into with TOT Public Co., Ltd. (formerly Telephone Organization of Thailand) under which the Company shall comply with the terms and conditions, including revenue sharing. All these transactions have nothing to do with Shin.

Shareholder : What would be the so-called Telecom Network Pool?

Chairman : Certain board members in TOT Public Co., Ltd. might have confused public as member to the Cabinet mentioned this should be a personal opinion of those board members. The idea was not Cabinet or TOT resolution. In addition, how to implement the pool is uncertain for the time being while some acadamics do not seem to agree with the idea.

Shareholder : How about proposal on adjustment in rate of revenue sharing on an equal basis?

Chairman : This is also a personal opinion without further operation. We should be aware contracts granted to mobile phone operators were entered on separate occasions. Pro and con matters should also be considered. In addition, this adjustment should require consideration of, among others, validity terms of each contract, assigning of frequencies and other related issues at the same time.

Shareholder : Has the Contract fallen under joint investment law? Would there be other penalties?

Chairman : Such law is called the Act Allowing Private Investment in State Undertakings B.E. 2535. But such Act should not be concerned with the Company as the Contract was entered on March 27, B.E. 2533. Any sanction or penalty shall be considered under the Contract, no other punishment.

There being no further queries as raised by shareholders, Dr.Paiboon Limpaphayom then thanked all shareholders and declared the Meeting adjourned.

The Meeting was adjourned at 12.00 Hrs.

Signed ____________________ Chairman of the Meeting
(Dr. Paiboon Limpaphayom Ph.D)

Signed ____________________ Secretary to the Meeting
(Mr. Somprasong Boonyachai)

Dividend Policy and Details of Dividend Payment of Advanced Info Service Plc.

Dividend Policy

The Company can pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an "**AA**" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

The Company (and its subsidiaries) intends to pay dividends to shareholders not less than 40% of net profit after tax reported in the Consolidated Financial Statement. In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company. Dividend payment will depend on cash flow and investment obligation of Company and subsidiaries including any necessity and suitability in the future. And it shall not exceed the retained earnings which indicated in Company Financial Statement.

Details of Dividend Payment

According to Public Limited Company Act, the Company shall allocate not less than five percent of its annual net profit less the accumulated losses brought forward (if any) to legal reserve until this reserve attains an amount not less than ten percent of the registered capital. This has been already performed by the Company.

Details of Dividend Payment	2008	2007
1.Net Profit (Baht)	16,290,466,659	16,256,015,494
2. Share Amount		
2.1 Amount of Share for Interim Dividend	2,957,155,719 Shares	2,952,548,589 Shares
2.2 Amount of Share for Annual Dividend	2,960,310,791 Shares* (approximately)	2,955,463,798 Shares
3. Total Dividend Payment (Baht per Share)	6.30	6.30
3.1 Interim Dividend (Baht per Share)	3.00	3.00
3.2 Annual Dividend (Baht per Share)	3.30	3.30
4. Total Dividend Amount (Baht)	18,640,492,767.30 (approximately)	18,610,676,300.40
5. Dividend Payout Ratio (Percent)	114.32	114.45

* Total shares as of March 4, 2008. Company will know the absolute shares on April 21, 2008, the closing date of register book determine the right to receive dividends.

Preliminary info of the retired Directors being proposed for re-election



Name	Dr. Paiboon Limpaphayom	
Age (year)	66	
Position	Chairman of the Board of Directors	
Starting Date of Directorship	December 18, 1998	
Tenure	10 years and 4 months	
% Shareholding	- None -	
Highest Education	Doctorate Degree in Electrical Engineering, Iowa State University, USA	
Governance Training of IOD	- None -	
Working Experiences	1998 - Present	Chairman of the Board of Director and Independent Director , Advanced Info Service Plc.
	2000 - 2005	Director and Executive Director, Thai Military Bank Plc.
	1999 - 2002	Vice Chairman of the Board of Directors, Shin Corporation Plc.
	1993 - 1998	Director and Member of the Executive Committee, Shin Corporation Group
	1992 - 1993	Advisor, Telephone Organization of Thailand
	1988 - 1992	Managing Director, Telephone Organization of Thailand
Director/Management Position in other companies	▪ Listed Company	- None -
	▪ Non-listed company	- None -
	▪ Other company that conflict with the company	- None -
Attend of meeting in 2007	Appointed as a director since December 18, 1998.	
	▪ The Board of Directors Meeting	10/10 times
	▪ The 2007 Annual General Meeting of Shareholder	1/1 time
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	

Preliminary info of the retired Directors being proposed for re-election



Name	Mr. Vasukree Klapairee	
Age (year)	60	
Position	Director	
Starting Date of Directorship	November 11, 2005	
Tenure	2 years and 5 months	
% Shareholding	- None -	
Highest Education	Bachelor Degree in Engineering, Chulalongkorn University	
Governance Training of IOD	- None -	
Working Experiences	2007 - Present	Senior Executive Vice President (Special Project), TOT Plc.
	2005 - Present	Director, Advance Info Service Plc. Director, Thai Amadeus South East Asia Co., Ltd. Director, ACT Mobile Co., Ltd
	2005 - 2007	Senior Executive Vice President , (Regional Sale and Customer Service), TOT Plc.
	2004 - 2005	Senior Executive Vice President (Wireless Communications), TOT Plc.
	2003 - 2004	Executive Vice President (Central Region Operations), TOT Plc.
	1999 - 2003	Vice President (Central Region Telephone Services Department), Telephone Organization of Thailand
	1997 - 1998	Assistant Vice President (Metropolitan Telephone Services Department), Telephone Organization of Thailand
	1993 - 1995	Senior Director (Corporate Administration Sector, Corporate Activity Department) Telephone Organization of Thailand
	1990 - 1992	Acting Head of Commercial Centre (Customer Service Department), Telephone Organization of Thailand
Director/Management Position in other companies	▪ Listed Company	- None -
	▪ Non-listed company	3 Company
	▪ Other company that conflict with the company	- Director, ACT Mobile Co., Ltd. Telecommunications business - Senior Executive Vice President (Special Project), TOT Plc. Provide telecommunications service
Attend of meeting in 2007	Appointed as a director since March 7, 2007.	
	▪ The Board of Directors Meeting	8/10 times
	▪ The 2007 Annual General Meeting of Shareholder	1/1 time
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	

Preliminary info of the retired Directors being proposed for re-election



Name	Mr. Vikrom Sriprataks	
Age (year)	56	
Position	Director, Member of the Executive Committee, Chief Executive Officer and (Acting) Chief Technology Officer	
Starting Date of Directorship	May 11, 2007	
Tenure	1 year	
% Shareholding	70,000 shares or 0.0024% of total shares	
Highest Education	Master Degree in Business Administration, Thammasat University	
Governance Training of IOD	- None -	
Working Experiences	2007 - Present	Director, Member of the Executive Committee and Chief Technology Officer, Advanced Info Service Plc. Member of the Executive Committee, Shin Corporation Plc.
	2002 - Present	Chief Technology Officer, Advanced Info Service Plc.
	2000 - 2007	President, Digital Phone Co., Ltd.
	1998 - 2000	Senior Executive President Engineering, Advanced Info Service Plc.
	1995 - 1998	Executive Vice President, Shinawatra International Co., Ltd.
Director/Management Position in other companies	▪ Listed Company	Member of the Executive Committee, Shin Corporation Plc.
	▪ Non-listed company	10 Companies
	▪ Other company that conflict with the company	- None -
Attend of meeting in 2007	Appointed as a director since May 11, 2007.	
	▪ The Board of Directors Meeting	5/5 times
	▪ The 2007 Annual General Meeting of Shareholder	-
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	

Preliminary info of the person being proposed to be director



Name	Mr. Hubert Ng Ching-Wah	
Age (year)	59	
Type of director which proposing to be	Director	
% Shareholding	- None -	
Highest Education	Bachelor Degree of Art in Business Administration , Chinese University of Hong Kong	
Govemance Training of IOD	- None -	
Working Experiences	Present	Director, ConveneientPower Hong Kong
	2000 – 2007	CEO, CSL
	1999 - 2000	Managing Director, PCCW Mobile
	1996 – 1999	CEO, Smartone Mobile Communications Ltd.
	1996 – 1996	CEO, Mobile One Singapore
	1993 - 1996	Managing Director, Hong Telecom Mobile
	1984 – 1993	Business Unit Director, Hong Kong Telecom
	1975 – 1983	Sales manager, NCR (Hong Kong)
Director/Management Position in other companies	▪ Listed Company	- None -
	▪ Non-listed company	- None -
	▪ Other company that conflict with the company	- None -
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	

(Translation)

The Program for the Issuing and Offering of Debt Instruments

The Board of Directors has approved the Program for the Issuing and Offering of Debt Instruments of the Company which includes (without limitation) debentures, short term debentures and bills of exchange etc. for investment, repayment of the matured debt and for working capital of the Company. The details of which are as follows:

Total Amount:	shall not exceeding Baht 14,000,000,000 or equivalent in other currencies provided that the issuing and offering of debt instruments as specified above and the total amount of other types of loan procurement (if any) in each year shall not exceed the amount of loan procurement stipulated by the Board of Directors in each year.
Offering:	the debt instruments may be offered to public and/or institutional investors and/or specific investors in Thailand (either in whole or in part) and/or outside Thailand in accordance with the relevant notifications of the Office of the Securities and Exchange Commission and may be offered in the same set or several sets at the same time or several times.
Revolving Basis:	the Company may issue additional debt instruments in an amount equal to the debt instruments which have been redeemed or repurchased by the Company.
Authority:	to empower the board of executive committee or person who is empowered by the board of directors and/or the board of executive committee ("**Attorney**") to be the authorized person to proceed with the issuing and offering debt instruments and to perform other acts relating to the issuing and offering of debt instruments (including (without limitation) to structure, determine and specify the type and any details of the debt instruments, appointment of arranger/underwriter, registrar and/or representative of the debt instrument holders (if any) and the arrangement for the listing of debt instruments on the secondary market, to negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the issuing and offering of the debt instruments) that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issuing and offering of the debt instruments (including but not limited to making decisions and carrying out other acts relating to hedging transactions (whether in whole or in part) in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate).
Approval by Shareholders of the Company:	as the issuing and offering of the debt instruments is required to be approved by the shareholders of the Company pursuant to the Public Company Act B.E. 2535 (as amended), it is proposed that the Meeting consider and approve the issuing and offering of the debt instruments to be proposed to the shareholders' meeting of the Company accordingly.

(Translation)

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 19, 2008

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2008, held on February 19, 2008 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 1,300,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 1,300,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has resolved to allocate 1,300,000 unissued ordinary shares, at the par value of 1 Baht each, totaling 1,300,000 Baht, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs. The allotments will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Exercise price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant (ESOP Programs), due to the adjustment as specified in the Prospectus, totaling 1,300,000 shares.	1,300,000	-	-	-	-

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,009,693,609 shares with par value of 1 Baht each, totaling 2,009,693,609 Baht.

3. **Schedule for Shareholders Meeting to approve the capital increase/ allotment**

The 2008 Annual General Meeting of Shareholders will be held on April 10, 2008, at 10.00 a.m. at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will close the share register book from March 20, 2008 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. **Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)**

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. **Objectives of the capital increase and plans for utilizing proceeds received from the capital increase**

The Company will use the proceeds from exercise of warrants as its working capital.

6. **Benefit to the Company from the capital increase/ share allotment:**

To allot the additional shares to reserve for the adjustment of exercise ratio of ESOP warrants adequately due to the entering into terms and conditions of the Prospectus. The Company should maintain the right of ESOP holders' right as specified in the Prospectus.

7. **Benefit to the shareholders from the capital increase/share allotment:**

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. **Other details necessary for shareholders to approve the capital increase/share allotment:**

Regarding the dividends payments of the company for 2007, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP), as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot additional shares to be reserved for the new exercise ratio of ESOP adequately.

9. **Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:**

Date	Actions
February 19, 2008	Board of Director's Meeting has resolved to allot additional shares for supporting the exercise of the warrants to purchase the ordinary shares and notified the Stock Exchange of Thailand.
March 20, 2008	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for 2008
April 10, 2008	The holding of the Annual General Meeting of Shareholder for 2008

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed *-Signed* authorized director
(Mr. Somprasong Boonyachai)
Director

Signed *-Signed-* authorized director
(Mr. Vikrom Sriprataks)
Director

Definition of Independent Director of Advanced Info Service Plc.

An Independent Director is a qualified individual and possesses an independency according to the Company's Corporate Governance Policy established by the Board, and the criteria established by the Stock Exchange of Thailand, which have been defined more restrictively than the criteria established by the Stock Exchange of Thailand. An Independent Director must:

1. hold shares of not more than 0.5% of the paid-up capital of the Company, affiliates, connected companies or related companies. Such shares shall include those held by related persons.
2. have no participation in management of the Company, an affiliate, a connected company, a related company or a major shareholder of the Company, and not an employee, an officer or a consultant earning a monthly salary from the Company, a connected company, a related company or a major shareholder of the Company.
3. be director who has no direct or indirect interest in terms of finance and management of the company, an affiliate, a connected company, a related company or a major shareholder of the Company, or a director having had no direct or indirect interest as stated earlier for a period of one year preceding nomination as an Independent Director, except in the case where the Board of Directors, after deliberate consideration, is of the opinion that such previous interest does not affect performance and capacity to express independent opinions.
4. be a director who is not a related person to or a close relative of management or a major shareholder of the Company.
5. not be nominated to protect the interests of director, a major shareholder, or any shareholder who is related to major shareholder.
6. be able to perform duties, or express opinions or reports as assigned by the Board of Directors without any influence from executives or major shareholders including related persons or close relatives of such persons.



Name	Mr. Aviruth Wongbuddhapitak
Age (year)	60
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400
Position	Director, Chairman of the Audit Committee, Independent Director and Member of the Remuneration Committee
Highest Education	Master Degree in Business Administration, New York University, USA
Governance Training of IOD	DCP : Director Certification Program 8/2001

Working Experiences	2007 - Present	Chairman of the Board of Director, Marble Co., Ltd.
	2006 - Present	Chairman of the Audit Committee and Independent Director, Advanced Info Service Plc.
		Veteran, Investment Management Sub-Committee, Government Pension Fund
		Advisor, Siam Cement Plc.
	2003 - Present	Director and Member of the Executive Director, Thai Plastic and Chemicals Plc.
		Director and Member of the Executive Director, CPB Equity Co., Ltd.
		Director, CPB Property Co., Ltd.
	2001 - Present	Director and Chairman of the Board of Director, IT One Co., Ltd.
	1995 - Present	Director and Chairman of the Executive Director, Deves Insurance Plc.
	2003 - 2005	President, Cementhai Property Plc.
	1995 - 2003	Vice President & CFO, Siam Cement Plc.
	1990 - 1995	President, TileCera Inc., USA
	1980 - 1990	Managing Director of Thai Ceramics, Sanitary Wares & Ceramic Tiles, COTTO
	1977 - 1980	Finance Manager of Siam Kraft Co., Ltd.
	1969 - 1977	Finance & Accounting Officer, Siam Cement Group

Illegal Record in past 10 years	- None -
Relationship with Management	- None -
Conflict of Interest	- None -

The Information of Independent Director

Advanced Info Service Plc.



Name	Mrs. Tasanee Manorot	
Age (year)	63	
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400	
Position	Director, Member of the Audit Committee and Independent Director	
Highest Education	Bachelor Degree in Commerce and Accountancy, Chulalongkorn University	
Governance Training of IOD	Advanced Management Program, Harvard Business School. USA. DCP : Director Certification Program 32/2003	
Working Experiences	2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
	2002 - 2005	Senior Executive Vice President, TOT Corporation Plc.
	2001 - 2005	Director, Advanced Info Service Plc.
	2000 - 2002	Senior Executive Vice President, Telephone Organization of Thailand
	1999 - 2000	Executive Vice President, Telephone Organization of Thailand
	1996 - 1999	Vice President of Finance Department, Telephone Organization of Thailand
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	
Conflict of Interest	- None -	

The Information of Independent Director

Advanced Info Service Plc.



Name	Mr. Surasak Vajasit	
Age (year)	55	
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400	
Position	Director, Member of the Audit Committee and Independent Director	
Highest Education	Barrister-at-law, Lincoln's Inn	
Governance Training of IOD	DAP : Director Accreditation Program 29/2004	
Working Experiences	2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
	2005 - Present	Partner, Hunton & Williams (Thailand) Limited
	1997 - Present	Director, Thai Tollow and Oil Company Limited
	2004 - 2006	Director and Independent Director, Shin Corporation Plc.
	2004 - 2005	Director, Coudert Brothers Company Limited
	1981 - 1988	Judge The Buri Ram, Phetchabun and Bangkok Province Course
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	
Conflict of Interest	- None -	

Company's Articles of Association concerning the Shareholders Meeting

1. Closing of Share Registration Book

Article 15 In the course of 21 days prior to each meeting of the shareholders, the Company may suspend the registration of share and notify the shareholders in advance by placing the notice at the head office and its branch office not less than 14 days before the date commencing the suspension of share transfer.

2. Rule and procedure to elect the Board of Directors

Article 17 The meeting of shareholders shall elect the Board of Directors in accordance with the rules and procedures as follows:

(1) every shareholder shall have one vote for each share of which he is the holder;

(2) each shareholder may exercise all the votes he has under the (1) above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.

(3) the persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

3. Calling of Shareholders Meeting

Article 30 The Board of Directors shall arrange for an Annual General Meeting of Shareholders within 4 months from the last day of the fiscal year of the Company.

The meeting of shareholders other than that in the first paragraph shall be called the Extraordinary General Meetings of Shareholders.

The Board of Directors may summon an Extraordinary General Meeting of Shareholders whenever the Board thinks appropriate. The shareholders holding shares altogether at not less than one-fifth of the total number of shares sold or not less than 25 shareholders holding shares altogether at not less than one-tenth of the total number of shares sold may submit their names in a letter requesting the Board of Directors to summon an Extraordinary General Meeting of Shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the Board of Directors shall arrange for the meeting of shareholders to be held within one month from the date of receipt of such request from the shareholders.

Article 31 In summoning for any meeting of shareholders, the Board of Directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for reference not less than 7 days prior to the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than three days before the meeting.

4. The Quorum

Article 32 The meeting of shareholders must be attended by not less than 25 shareholders or proxy (if any) or not less than a half of total number of shareholders holding an aggregate number of shares not less than one-third of all shares sold in number to constitute a quorum.

In the event at any meeting of shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting. In the subsequent meeting no quorum is required.

5. Granting Proxy

Article 33 At a meeting of shareholders, shareholders may appoint any other person who is sui juris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must submitted to the Chairman of the Board or other person designated by the Chairman of the Board at the meeting vénue before the proxy attending the meeting.

6. Voting

Article 34. The resolution of the meeting of shareholders shall be supported by the following votes:

(1) in a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the chairman of the meeting shall be entitled to a casting vote.

(2) in the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote:

- a the sale or transfer of whole or essential parts of business of the Company to other persons.
- b the purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own.
- c entering into, amending or terminating the contract relating to the leasing out of business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss.
- d amendment of the Memorandum of Association or Articles of Association of the Company.
- e increase or decrease of the capital of the Company or the issuance of debentures.
- f the amalgamation or liquidation of the Company.

Notes on documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting

The Company shall convene the 2008 Annual General Meeting of Shareholders on April 10, 2008 at 10.00 hours at Auditorium, 9th Floor, Shinawatra 3, 1010 Viphavadee-Rangsit Road, Chatuchak, Bangkok 10900. In this connection, the Company shall proceed with a Barcode system so as to promote transparency, fairness and benefits for shareholders. The Company considers appropriate to impose procedures on review of documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting as follows:

1. Proxy Form

The Department of Business Development, the Ministry of Commerce issued a notification re: Prescription of a Proxy Form (No. 5) B.E. 2550; the Company has therefore prepared a proxy form for shareholders who cannot attend the Meeting. A proxy may be any independent director.

1.1 The Company attaches to the Notice a Proxy Form B. which prescribes certain particulars.

1.2 In the event shareholders wish to apply a Proxy Form A. being a simple proxy form, or Proxy Form C. for foreign investors appointing custodians as depositary, both Forms can be downloaded from the Company Website www.investorrelations.ais.co.th. In all cases, please produce the Proxy Form B. on which a Barcode is affixed on the date of Meeting.

Shareholders may apply either Form A or B while foreign investors appointing custodians as depositary in Thailand can select Form A, B or C.

2. Documents to be produced prior to the Meeting

Person

1. Personal attendance: ID Card, Civil Servant Card, or Driving License supported by any documents in case of change thereto; please produce the Proxy Form B as well.

2. Proxy:
   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copies of ID Card, Civil Servant or Driving License duly certified by shareholder and proxy;
   - copy of ID Card, Civil Servant or Driving License duly certified by proxy at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form A on which a Barcode has been affixed on the date of the Meeting.

Juristic Entity

1. Personal attendance by director

- any Proxy Form duly filled in and signed by shareholder and proxy;
- copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) attending the Meeting is(are) duly authorized;
- copy(ies) of ID Card or others issued by competent authorities duly certified by such director(s).

In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

2. Proxy:
   - any Proxy Form duly filled in and signed by authorized director(s) of shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) affixing signature(s) on the Proxy Form is(are) duly authorized;
   - copy(ies) of ID Card or others issued by competent authorities to director(s) who is(are) director(s) duly certified by him/her/them;
   - copies of ID Card or others issued by competent authorities to proxy duly certified together with originals thereof at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

3. Custodian appointed as depositary by foreign investors
   3.1 documents as under juristic entity 1 and 2 shall be prepared;
   3.2 in the event custodian has been authorized to sign on proxy, the following documents shall be produced:
      - a power of attorney appointing such custodian to sign on proxy;
      - a confirmation letter that signatory has been licensed to engage in custodian business.

   In the event shareholder wishes to apply Proxy A or C, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting. If an original document is not made in English, please attach the English translation duly certified by director(s) of such juristic entity.

3. Registration

The Company shall proceed with registration not less than two hours prior to the Meeting or from 08.00 hours, Thursday, April 10, 2008 at the venue with a map attached to the Notice.

4. Casting Votes Criteria

<u>General agenda</u>

1. A vote in each agenda shall be one share one vote. Shareholders shall only vote for: agree, disagree or abstain while splitting of votes is not allowed, except in the case of custodian.

2. Proxy:
   2.1 Proxy shall cast a vote only as specified in the Proxy; non-compliance shall not constitute a valid vote by shareholders.
   2.2 In the event no instruction has been specified, or instruction is not clear on the Proxy on each agenda, or the Meeting considers or votes on any issue other than those specified on the Proxy, or there would be any amendment to or change in facts, then proxy shall have discretion to consider and vote as appropriate.

Director agenda

According to Article 17 of the Company's Articles of Association, the Meeting of shareholders shall elect directors in accordance with the rules and procedures as follows:

1. Every shareholder shall have one vote for each share of which he is the holder;
2. Each shareholder may exercise all the votes he has under 1. above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.
3. The persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the Meeting shall be entitled to a second or casting vote.

5. Procedures on Casting Votes

Chairman of the Meeting or officer shall explain casting vote: one share per one vote under the following procedures:

5.1 Chairman shall ask the Meeting to cast vote on each agenda as to agreement, disagreement or abstention. A vote shall be cast by shareholder or proxy on one opinion only (except in case of custodian by which Proxy allows).

5.2 Votes shall be counted only by shareholders who disagree or abstain from votes as specified in the ballots distributed by officers of the Company at time of registration so that such ballots shall be summed up and deducted from all votes by shareholders attending the Meeting, and that the remainder counted as agreement on such agenda.

6. Counting and Announcing the Votes

Officers of the Company shall count and sum up votes on each agenda based on a Barcode duly affixed on the ballots received and marked with disagreement or abstention, as the case may be, then deduct same from all votes by shareholders attending the Meeting. Results shall be announced for each agenda.

Procedures for attending of 2008 Annual General Meeting of Shareholders

Advanced Info Service Public Company Limited

On April 10, 2008


Shareholders of AIS Plc.
Attending in Person
Proxy
Registered Desk attending in person (commence at 8.00 a.m.)
Registered Desk by proxy at 8.00 a.m.
Review the proxy
Showing ID Card
Showing the proxy and ID Card of the Grantor and Proxy
Signing in Registered Document
Getting ballot cards
Attend to the meeting room
The Chairman opens the meeting At 10.00 a.m.
The Chairman proposed the agenda in order
If any shareholder would like to vote against or abstain to vote for any agenda, please raise your hand and give the number of shareholding in the ballot.
Company's officers collect the ballot only for the shareholder who votes against or abstain to vote/conclude the result
The Chairman announces the vote to the meeting
END

***** Please return to the Company's officers the ballot for every agenda when the meeting be completed.***

Shinawatra Tower 3

There are 2 entrances
1. Viphavadi Rangsit Road
2. Phahol Yothin Road


Kasetsart University
To Don Muang International Airport
Ngamvongwan Road
Viphavadi Hospital
Major Cineplex
Ratchadaphisek Road
SCB Park
Elephant Building
Soi 21
Phaholyothin Road
ISUZU
Thansettakij
Central Grand Plaza Hotel & Department Store
Ladprao Road
Thai Airways Int'l
Don Muang Tollway
To Din Daeng Expressway
VIPHAVADI RANGSIT ROAD
PTT.
Chatuchak Park
BTS Sky train Station
Sunday Market
Expressway

Auditorium Room, 9th Floor, Shinawatra Tower 3
1010 Viphavadi Rangsit Road, Jatujak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road : Bus no. 3, 29, 52 Air condition bus no. 10, 29
Phahol Yothin Road : Bus no. 27, 39, 59 Air condition bus no. 39

END